As filed with the Securities and Exchange Commission on June 29, 2005
No. 333-125626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Commercial Vehicle Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3714	41-1990662
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6530 West Campus Oval
New Albany, Ohio 43054
Telephone: (614) 289-5360
Telecopy: (614) 985-1842
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mervin Dunn
President and Chief Executive Officer
Commercial Vehicle Group, Inc.
6530 West Campus Oval
New Albany, Ohio 43054
Telephone: (614) 289-5360
Telecopy: (614) 985-1842
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Telecopy: (212) 474-3700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
of Securities to be Registered	Registered	Offering Price Per Unit(1)	Aggregate Offering Price	Registration Fee

Common Stock, par value $0.01 per share(2)	9,103,587	$18.71(1)	$173,178,457.37(3)	$20,384(3)

(1)	Estimated solely for the purpose of calculating the registration fee relating to 54,874 additional shares of Common Stock being registered in this amendment, pursuant to Rule 457(c) of the Securities Act, on the basis of the average high and low prices of the registrant’s common stock on June 28, 2005, as reported by The Nasdaq National Market.

(2)	Includes amount attributable to shares of Common Stock that may be purchased by the underwriters under an option to purchase additional shares.

(3)	Based on proposed maximum aggregate offering price of $172,151,764.83 for 9,048,713 shares of Common Stock included in the original filing on June 8, 2005, plus proposed maximum aggregate offering price of $1,026,692.54 for 54,874 additional shares of Common Stock being registered in this amendment. Of the $20,384 registration fee, $20,263 was previously paid in connection with the original filing on June 8, 2005, and $121 is paid herewith.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We or the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2005
7,916,163 Shares
Commercial Vehicle Group, Inc.
Common Stock

        We are selling 1,500,000 shares of common stock and the selling stockholders are selling 6,416,163 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      Our common stock is listed on The Nasdaq National Market under the symbol “CVGI.” The last reported sale price of our common stock on June 28, 2005 was $18.59 per share.
      The underwriters have an option to purchase a maximum of 1,187,424 additional shares from us to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Issuer	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Robert W. Baird & Co.

JPMorgan	Lehman Brothers
The date of this prospectus is                     , 2005.

CVG
COMMERCIAL VEHICLE GROUP
KEY
COMMERCIAL VEHICLE GROUP
Mayflower Vehicle Systems
KAB Seating
Monona Wiring
National Seating
Sprague Devices
Trim Systems

CVG
COMMERCIAL VEHICLE GROUP
Product Offerings
Body Structures & Components
Headliners
Side Walls
Cabinet Systems
Curtains
A Pillars
B Pillars
Mirrors
Sun Visors
Wiper Systems
Door Trim Panels
Grab Handles
Instrument Panels
Consoles
Switches, & Controls
Wire Harnesses
Head Lamp Cleaning Systems
Bumpers
Fascias
Black Ice Detection
Seating Systems
Bench Seating
Flooring Systems
Storage Systems
Back Walls
Bunk Systems

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.
      We conduct our business through our operating subsidiaries, each of which is a direct or indirect wholly owned subsidiary of Commercial Vehicle Group, Inc. For purposes of this prospectus, unless the context otherwise requires, all references herein to “our company,” “Commercial Vehicle Group,” “we,” “us” and “our” refer to Commercial Vehicle Group, Inc. and its consolidated subsidiaries and their predecessors after giving effect to the acquisitions of substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations and the stock of Monona Corporation, the parent of Monona Wire Corporation, as described on page 5, which we refer to as the “Mayflower acquisition” and the “MWC acquisition,” respectively. Unless otherwise indicated, statement of operations data included herein for 2004 and for the three months ended March 31, 2005 and presented on a pro forma basis give effect to the Mayflower acquisition and the MWC acquisition as if they had each occurred on January 1, 2004. Original equipment manufacturers are referred to herein as “OEMs.” Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.
Our Company
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture markets and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      We pursue growth in sales and earnings by offering our customers innovative products and system solutions, emphasizing continuous improvement in the operating performance of our businesses and by acquiring businesses that expand our product range, augment our system solution capabilities, strengthen our customer relationships and expand our geographic footprint. In the past four months, we have separately acquired two commercial vehicle supply businesses that meet these acquisition criteria.

•	On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations (“Mayflower”) for $107.5 million. This acquisition makes us the only non-captive producer of steel and aluminum cabs and sleeper box assemblies for the North American Class 8 truck market. The Mayflower acquisition will allow us to offer our truck customers a completely furnished vehicle cab and provide us earlier visibility on cab structure designs and concepts, which will provide us with advantages in our other cab products.

•	On June 3, 2005 we acquired the stock of Monona Corporation, the parent of Monona Wire Corporation (“MWC”), for $55.0 million. MWC specializes in low volume electronic wire harnesses and instrument panel assemblies and also assembles cabs for the construction market.

The MWC acquisition will enhance our ability to offer integrated electronics and instrument panel assemblies, expand our cab assembly capabilities into new end markets and provide us with a world class Mexican assembly operation strategically located near several of our existing OEM customers.
      Approximately 59% of our pro forma 2004 sales were to the leading heavy-duty truck OEMs, Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/ Mack. The MWC acquisition increases our presence in the construction and agriculture market particularly at Caterpillar and Deere & Co., as well as Oshkosh Truck Corporation, a leader in manufacturing specialty, emergency and military vehicles, which we believe are less cyclical than certain of our other markets. Approximately 84% of our pro forma 2004 sales were in North America, with the balance in Europe and Asia. The following charts depict our 2004 pro forma net sales by product category, end market served, and customer served.

      Demand for commercial vehicles is expected to continue to improve in 2005 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 269,000 units in 2004 to over 341,000 units in 2009, a compound annual growth rate of 5%. This trend is reflected in the North American heavy-duty (Class 8) quarterly production of approximately 81,000 units in the three months ended March 31, 2005, an increase of 48% from the same period in 2004. The medium-duty truck, commercial and heavy equipment, and military and specialty vehicle markets tend to be less cyclical than the heavy-duty (Class 8) market and are growing due to a broad economic recovery, improved technologies in commercial vehicles and equipment and the acceleration of worldwide purchases due to growth in the end markets served by our customers. The market for construction equipment is particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is in the early stages of growth due to broad economic recovery and developing market expansion, particularly in Asia.
      For the year ended December 31, 2004 and the three months ended March 31, 2005, our sales were $380.4 million and $152.4 million, respectively, and our net income was $17.4 million and $10.9 million, respectively. Pro forma sales for the year ended December 31, 2004 and the three months ended March 31, 2005, would have been $671.0 million and $200.3 million, respectively, and pro forma net income would have been $28.8 million and $13.3 million, respectively. At March 31, 2005, on a pro forma basis after giving effect to the MWC acquisition, this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total indebtedness of $184.4 million and stockholders’ equity of $144.5 million.

Our Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products, the only non-captive manufacturer of Class 8 truck body systems (which includes cab body assemblies), the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market and the largest global supplier of construction vehicle seating systems. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflower®. The Mayflower and MWC acquisitions gave us the capability to achieve market leadership across a broader spectrum of commercial vehicle systems, including complete truck cab assemblies and electrical wire systems. We expect to benefit from leveraging our customer relationships and dedicated sales force to cross-sell a broader range of products and position ourselves as the leading provider of complete cab systems to the commercial vehicle marketplace.
      Comprehensive Cab Product and Cab System Solutions. We believe that we offer the broadest product range of any commercial vehicle cab supplier. We manufacture approximately 50 product categories, many of which are critical to the interior and exterior subsystems of a commercial vehicle cab. In addition, through our acquisitions of Mayflower and MWC, we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure and the electronic wire harness and instrument panel assemblies. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.
      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design, comfort and features to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that are expected to result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; a back cycler mechanism designed to reduce driver fatigue; a RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.
      Flexible Manufacturing Capabilities and Cost Competitive Position. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and “just-in-time” delivery requirements. We have a network of 27 manufacturing and assembly locations worldwide. Several of our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.
      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, sole source position for certain of our products, leading Class 8 brand names and innovative product features, we believe we are an important long-term supplier to all of the leading truck manufacturers in North America and also a global supplier to leading heavy equipment customers such as Caterpillar, Oshkosh Truck, Deere & Co., Komatsu and Volvo. In addition, through our sales force and engineering teams, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder

Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.
      Significant Barriers to Entry. We are a leader in providing critical cab assemblies and components to long running platforms. Considerable barriers to entry exist, including significant capital investment and engineering requirements, stringent OEM technical and manufacturing requirements, high switching costs for OEMs to shift production to new suppliers, just-in-time delivery requirements to meet OEM volume demand and strong brand name recognition.
      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our six senior executives have an average of 25 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods. In addition, we have added significant management, technical and operations talent with our recent acquisitions.
Our Business Strategy
      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:
      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete modular cab systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.
      Leverage Our New Product Development Capabilities. We have made a significant investment in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.
      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and Total Quality Production Systems (“TQPS”) programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures. With the integration of Mayflower and MWC, CVG’s management will be pursuing cost reduction and avoidance opportunities which include: consolidating supplier relationships to achieve lower costs and better terms, combining steel and other material purchases to leverage purchasing power, strategic sourcing of products to OEMs from new facility locations, implementing lean manufacturing techniques to achieve operational efficiencies, improving product quality and delivery and providing additional capacity. Cost reductions will also target merging administrative functions, including accounting, IT and corporate services.

      Grow Sales to the Aftermarket. While commercial vehicles have a relatively long life, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket. We believe that the continued growth in the aftermarket represents an attractive diversification to our OEM business due to its relative stability as well as the market penetration opportunity.
      Pursue Strategic Acquisitions and Continue to Diversify Sales. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities. The acquisition of Mayflower will enable us to be the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The MWC acquisition will enable us to provide integrated electronic systems into our cab products. Each of these acquisitions has expanded and diversified our sales to include a greater percentage to non-heavy truck markets, such as the construction and specialty and military vehicle markets.
Our Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, which became a wholly owned subsidiary of CVG. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. In addition, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that the Mayflower acquisition will also provide significant cost saving opportunities and our complementary customer bases will balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of CVG. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and we believe it is cost competitive on a global basis. The MWC acquisition enhances our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.

Concurrent Senior Notes Offering
      We intend to complete an unregistered offering of $150.0 million of senior notes due 2013 during the same period of time that we intend to complete the offering of common stock contemplated by this prospectus. Should we complete the senior notes offering, we intend to use the estimated net proceeds therefrom of $144.7 million to repay indebtedness under our senior credit facility. However, the completion of this common stock offering is not connected with or contingent upon the completion of the senior notes offering and there is no guarantee that the senior notes offering will, in fact, be completed. This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities offered in the senior notes offering.
Corporate Information
      Commercial Vehicle Group was incorporated in the State of Delaware on August 22, 2000. Our principal executive office is located at 6530 West Campus Oval, New Albany, Ohio 43054, and our telephone number is (614) 289-5360. Our website is www.cvgrp.com. Information on our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Common stock offered to the public by us	1,500,000 shares

Common stock offered to the public by the selling stockholders	6,416,163 shares

Common stock to be outstanding after this offering	19,802,065 shares

Use of proceeds	We intend to use the net proceeds from the sale of 1,500,000 shares of common stock by us to repay approximately $22.7 million of borrowings under our revolving credit facility and for general corporate purposes. See “Use of Proceeds.” We will not receive any of the proceeds from the sales of our common stock by the selling stockholders. We intend to use the proceeds from the exercise of management’s options to purchase 314,568 shares of our common stock to repay approximately $1.7 million of borrowings under our revolving credit facility.

Nasdaq National Market symbol	“CVGI”
      The number of shares that will be outstanding after this offering excludes 1,000,000 shares of common stock reserved for issuance under our equity incentive plan and 654,203 shares of common stock reserved for issuance under outstanding options. See “Management – Employee Benefit Plans.”
Risk Factors
      You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Summary Historical and Pro Forma Consolidated Financial Information
      The following table summarizes selected historical and pro forma consolidated financial data regarding our business and certain industry information and should be read together with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.
      The historical financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, are derived from our consolidated financial statements that are included elsewhere in this prospectus, which financial statements have been audited by Deloitte & Touche LLP as indicated by their report thereon. The historical financial data as of March 31, 2005 and for the three months ended March 31, 2004 and March 31, 2005 have been derived from our historical unaudited financial statements that are included elsewhere in this prospectus. Results of operations for an interim period are not necessarily indicative of results for a full year. The North American Class 8 heavy-duty truck production rates included in the “Other Data” section set forth below and the pro forma financial data are all unaudited.
      The unaudited pro forma consolidated financial data is derived from the unaudited pro forma consolidated financial statements under “Unaudited Pro Forma Consolidated Financial Data.” The unaudited pro forma consolidated statement of operations data and other data for the year ended December 31, 2004 and the three months ended March 31, 2005 have been prepared to give effect to:

•	the Mayflower acquisition;

•	the MWC acquisition;

•	the sale of 1,500,000 shares of common stock by us pursuant to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds”; and

•	the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the proceeds therefrom as described in “Use of Proceeds,”

as if each of these transactions had occurred on January 1, 2004.
      The unaudited pro forma consolidated balance sheet data as of March 31, 2005 has been prepared to give effect to the MWC acquisition, the sale of 1,500,000 shares of common stock by us pursuant to this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds,” as if each of these transactions had occurred on March 31, 2005.

      The adjustments to the unaudited pro forma financial data are based upon valuations and other studies that have not been completed but that management believes to be reasonable. The unaudited pro forma financial data are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to be indicative or to forecast what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period. A number of factors may affect our actual results.

	Historical			Pro Forma	Historical		Pro Forma

					Three Months Ended		Three Months
	Year Ended December 31,			Year Ended	March 31,		Ended
				December 31,			March 31,
	2002	2003	2004	2004(1)	2004	2005	2005(1)

	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$298,678	$287,579	$380,445	$670,958	$85,990	$152,415	$200,347
Cost of sales	249,181	237,884	309,696	562,723	70,503	126,163	166,842

Gross profit	49,497	49,695	70,749	108,235	15,487	26,252	33,505
Selling, general and administrative expenses	23,952	24,281	28,985	37,314	7,497	9,549	11,444
Non cash option issuance charge	—	—	10,125	10,125	—	—	—
Amortization expense	122	185	107	137	36	24	27

Operating income	25,423	25,229	31,532	60,659	7,954	16,679	22,034
Other expense (income)	1,098	3,230	(1,247)	(482)	(3,270)	(2,881)	(2,881)
Interest expense	12,940	9,796	7,244	16,617	2,268	2,168	3,502
Loss on early extinguishment of debt	—	2,972	1,605	1,605	—	—	—

Income before income taxes and cumulative effect of change in accounting	11,385	9,231	23,930	42,919	8,956	17,392	21,413
Provision for income taxes	5,235	5,267	6,481	14,076	3,407	6,506	8,145

Income before cumulative effect of change in accounting	6,150	3,964	17,449	28,843	5,549	10,886	13,268
Cumulative effect of change in accounting	(51,630)	—	—	—	—	—	—

Net income (loss)	$(45,480)	$3,964	$17,449	$28,843	$5,549	$10,886	$13,268

Earnings (loss) per share(2):
Basic	$(3.29)	$0.29	$1.13	$1.68	$0.40	$0.61	$0.67
Diluted	(3.26)	0.29	1.12	1.66	0.40	0.59	0.66
Weighted average common shares outstanding(2):
Basic	13,827	13,779	15,429	17,195	13,779	17,987	19,802
Diluted	13,931	13,883	15,623	17,389	13,885	18,297	20,010

	Historical			Pro Forma	Historical		Pro Forma

					Three Months Ended		Three Months
	Year Ended December 31,			Year Ended	March 31,		Ended
				December 31,			March 31,
	2002	2003	2004	2004	2004	2005	2005

	(In thousands)
Balance Sheet Data (at end of period):
Working capital	$8,809	$28,216	$41,727		$26,449	$47,985	$54,099
Total assets	204,217	210,495	225,638		218,511	397,910	466,603
Total debt	127,202	127,474	53,925		109,555	153,485	184,364
Total stockholders’ investment	27,025	34,806	111,046		40,627	120,370	144,491
Other Data:
EBITDA(3)	$34,105	$33,335	$39,099	$74,476	$10,014	$19,441	$25,666
Net cash provided by (used for):
Operating activities	$18,172	$10,442	$34,177	N/A	$6,035	$10,058	N/A
Investing activities	(4,937)	(5,967)	(8,907)	N/A	(840)	(109,241)	N/A
Financing activities	(14,825)	(2,761)	(28,427)	N/A	(7,667)	99,965	N/A
Depreciation and amortization	8,682	8,106	7,567	13,817	2,060	2,762	3,632
Capital expenditures, net	4,937	5,967	8,907	13,021	840	2,883	3,329
North American Class 8 heavy-duty truck production (units)(4)	181	182	269	269	55	81	81

(1)	In the event that we complete our concurrent senior notes offering, after giving further effect to such offering, (a) our pro forma interest expense for the year ended December 31, 2004 and for the three months ended March 31, 2005 would have been $20.5 million and $4.5 million, respectively, (b) our pro forma net income for the year ended December 31, 2004 and for the three months ended March 31, 2005 would have been $26.5 million and $12.7 million, respectively, (c) our pro forma income tax expense for the year ended December 31, 2004 and for the three months ended March 31, 2005 would have been $12.5 million and $7.8 million, respectively, and (d) our pro forma total indebtedness as of March 31, 2005 would have been $189.6 million. However, the completion of this common stock offering is not connected with or contingent upon the completion of the senior notes offering and there is no guarantee that the senior notes offering will, in fact, be completed.

(2)	Earnings (loss) per share and weighted average common shares outstanding for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 have been calculated giving effect to the reclassification of our previously outstanding six classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split. Earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128).

(3)	“EBITDA” represents earnings before interest expense, income taxes, depreciation, amortization, non-cash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus. The following is a reconciliation of EBITDA to net income (loss):

	Historical			Pro Forma	Historical		Pro Forma

					Three Months		Three Months
	Year Ended December 31,			Year Ended	Ended March 31,		Ended
				December 31,			March 31,
	2002	2003	2004	2004	2004	2005	2005

	(In thousands)
EBITDA	$34,105	$33,335	$39,099	$74,476	$10,014	$19,441	$25,666
Add (subtract):
Depreciation and amortization	(8,682)	(8,106)	(7,567)	(13,817)	(2,060)	(2,762)	(3,632)
Noncash gain (loss) on forward exchange contracts	(1,098)	(3,230)	1,247	482	3,270	2,881	2,881
Interest expense	(12,940)	(9,796)	(7,244)	(16,617)	(2,268)	(2,168)	(3,502)
Loss on early extinguishment of debt	—	(2,972)	(1,605)	(1,605)	—	—	—
Provision for income taxes	(5,235)	(5,267)	(6,481)	(14,076)	(3,407)	(6,506)	(8,145)
Cumulative effect of change in accounting	(51,630)	—	—	—	—	—	—

Net income (loss)	$(45,480)	$3,964	$17,449	$28,843	$5,549	$10,886	$13,268

(4)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.
Risks Related to Our Business and Industry

Volatility and cyclicality in the commercial vehicle market could adversely affect us.
      Our profitability depends in part on the varying conditions in the commercial vehicle market. This market is subject to considerable volatility as it moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Sales of commercial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer durable goods, interest rates and fuel costs. For example, North American commercial vehicle sales and production experienced a downturn from 2000 to 2003 due to a confluence of events that included a weak economy, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. This downturn had a material adverse effect on our business during the same period. We cannot provide any assurances as to the length or ultimate level of the current recovery in the commercial vehicle market.

Our customer base is concentrated and the loss of business from a major customer or the discontinuation of particular commercial vehicle platforms could reduce our sales.
      Sales to PACCAR and Freightliner accounted for approximately 28% and 17%, respectively, of our revenue for 2004, and our ten largest customers accounted for 72% of our revenue in 2004. On a pro forma basis, sales to International, PACCAR, Freightliner and Volvo/ Mack would have accounted for approximately 18%, 16%, 14% and 12%, respectively, of our revenue for 2004 and our ten largest customers would have accounted for approximately 78% of our revenue for 2004. The loss of any of our largest customers or the loss of significant business from any of these customers would have a material adverse effect on our business, financial condition and results of operations. Even though we may be selected as the supplier of a product by an OEM for a particular vehicle, our OEM customers issue blanket purchase orders which generally provide for the supply of that customer’s annual requirements for that vehicle, rather than for a specific number of our products. If the OEM’s requirements are less than estimated, the number of products we sell to that OEM will be accordingly reduced. In addition, the OEM may terminate its purchase orders with us at any time.

Our profitability would be adversely affected if the actual production volumes for our customers’ vehicles is significantly lower than we anticipated.
      We incur costs and make capital expenditures based upon estimates of production volumes for our customers’ vehicles. While we attempt to establish a price of our components and systems that will compensate for variances in production volumes, if the actual production of these vehicles is significantly less than anticipated, our gross margin on these products would be adversely affected. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms ranging from five to seven years, and we have no provisions to terminate such contracts. We may become committed to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. We cannot predict our customers’ demands for our products either in the aggregate or for particular reporting periods. If customers representing a significant amount of our sales were to purchase materially lower volumes than expected, it would have a material adverse effect on our business, financial condition and results of operations.

Commercial vehicle OEMs have historically had significant leverage over their outside suppliers.
      The commercial vehicle component supply industry has traditionally been highly fragmented and serves a limited number of large OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. Our contracts with major OEM customers generally provide for an annual productivity cost reduction. Historically, cost reductions through product design changes, increased productivity and similar programs with our suppliers have generally offset these customer-imposed productivity cost reduction requirements. However, if we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in OEMs’ purchasing policies or payment practices could have an adverse effect on our business.

Integrating our operations with the Mayflower and MWC operations may prove to be disruptive and could result in the combined businesses failing to meet our expectations.
      We expect that the Mayflower and MWC acquisitions will result in increased revenue and profit growth. We cannot be sure that we will realize these anticipated benefits in full or at all. Achieving the expected benefits from these acquisitions will depend, in part, upon whether the operations and personnel of Mayflower and MWC can be integrated in an efficient and effective manner with our existing business. Our management team may encounter unforeseen difficulties in managing the integration of the three businesses. The process of integrating three formerly separately operated businesses may prove disruptive to all three businesses, may take longer than we anticipate and may cause an interruption of and have a material adverse effect on our combined businesses.

We may be unable to successfully implement our business strategy.
      Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in implementing our strategy if unforeseen factors emerge that diminish the expected growth in the heavy truck market, or we experience increased pressure on our margins. In addition, we may not succeed in integrating strategic acquisitions and our pursuit of additional strategic acquisitions may lead to resource constraints which could have a negative impact on our ability to meet customers’ demands, thereby adversely affecting our relationships with those customers. As a result of such business or competitive factors, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations and growth potential.
      Developing product innovations has been and will continue to be a significant part of our business strategy. We believe that it is important that we continue to meet our customers’ demands for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers’ demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers’ demands for product innovation.

If we are unable to obtain raw materials at favorable prices, it could adversely impact our results of operations and financial condition.
      Numerous raw materials are used in the manufacture of our products. Steel, aluminum, resin, foam and fabrics account for the most significant components of our raw material costs. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price increases and periodic delays in delivery. For example, we purchase steel at market prices which, during the past year have increased to historical high levels as a result of a relatively low level of supply and a relatively high level of demand. As a result we are currently being assessed surcharges as well as price increases on certain purchases of steel. If we are unable to purchase certain raw materials required for our operations for a significant period of time, our operations would be disrupted, and our results of operations would be adversely affected. In addition, if we are unable to pass on the increased costs of raw materials to our customers, this could adversely affect our results of operations and financial condition. Our operating results for the year ended December 31, 2004 and the three months ended March 31, 2005 were adversely affected by steel surcharges that we are being assessed on certain of our purchases of steel. The Mayflower acquisition has significantly increased our demand for both steel and aluminum elevating our risk with respect to increases in price or delays in delivery of these commodities.

Our inability to compete effectively in the highly competitive commercial vehicle component supply industry could result in the loss of customers, which would have an adverse effect on our sales and operating results.
      The commercial vehicle component supply industry is highly competitive. Our products primarily compete on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, produce similar products at a lower cost than we can or adapt more quickly to new technologies, industry or customer requirements. As a result, our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased sales and profitability.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.
      We have operations in Europe, Australia, Mexico and China, and sales derived from these operations were approximately 28% and 24% of our revenues in 2004 on an actual and pro forma basis, respectively. As a result, we generate a significant portion of our sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currencies will be translated into fewer U.S. dollars. The converse is also true and the strengthening of the European currencies in relation to the U.S. dollar in recent years had a positive impact on our foreign revenues in 2002, 2003 and 2004.

We may be unable to complete additional strategic acquisitions or we may encounter unforeseen difficulties in integrating acquisitions.
      The commercial vehicle component supply industry is beginning to undergo consolidation as OEMs seek to reduce costs and their supplier base. We intend to actively pursue additional acquisition targets that will allow us to continue to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities and increase penetration with existing customers. However, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants of our senior credit facility may further limit our ability to complete acquisitions. There can be no assurance that we will find attractive acquisition candidates or successfully integrate acquired businesses into our existing business. If we fail to complete additional acquisitions, we may have difficulty competing with more thoroughly integrated competitors and our results of operations could be adversely affected. To the extent that we do complete additional acquisitions, if the expected synergies from such acquisitions do not materialize or we fail to successfully integrate such new businesses into our existing businesses, our results of operations could also be adversely affected.

We may be subject to product liability claims, recalls or warranty claims, which could be expensive, damage our reputation and result in a diversion of management resources.
      As a supplier of products and systems to commercial vehicle OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages.
      In addition, we may be required to participate in recalls involving systems or components sold by us if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of management resources. While we do maintain product liability insurance, we cannot assure you that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our results of operations.
      Moreover, we warrant the workmanship and materials of many of our products under limited warranties and have entered into warranty agreements with certain OEMs that warranty certain of our products in the hands of these OEMs’ customers, in some cases for as long as six years. Accordingly, we are subject to risk of warranty claims in the event that our products do not conform to our customers’ specifications, or, in some cases in the event that our products do not conform with their customers’ expectations. It is possible for warranty claims to result in costly product recalls, significant repair costs and damage to our reputation, all of which would adversely affect our results of operations.

We may be adversely impacted by work stoppages and other labor matters.
      The hourly workforces at our Norwalk, Ohio and Shadyside, Ohio facilities and Mexico operations are unionized. The 1,934 unionized employees at these facilities represented approximately 38% of our total employees as of December 31, 2004 on a pro forma basis for the Mayflower and the MWC acquisitions. The Norwalk, Ohio and Shadyside, Ohio facilities were acquired by us in connection with the Mayflower acquisition and the Mexican operations were acquired by us in connection with the MWC acquisition. We have no operating history with these work forces or prior relationship with the unions which represent them. While neither Mayflower nor MWC has experienced any material strikes, lockouts or work stoppages in the last three years, there can be no assurance that our relationships with these workforces and their unions will be as amicable or that we will not encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees. We have experienced limited unionization efforts at certain of our other North American facilities from time to time. In addition, approximately 43% of our employees at our United Kingdom operations are represented by a shop steward committee, which may seek to limit our flexibility in our relationship with these employees. We cannot assure you that we will not encounter future unionization efforts or other types of conflicts with labor unions or our employees.
      Many of our OEM customers and their suppliers also have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their other suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled commercial vehicles. In the event that one or more of our customers or their suppliers experience a material work stoppage, such work stoppage could have a material adverse effect on our business.

Our products may be rendered less attractive by changes in competitive technologies.
      Changes in competitive technologies may render certain of our products less attractive. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. There can be no assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure to operate properly.

Our continued success depends to some degree on our ability to protect our intellectual property.
      Our success depends to some degree on our ability to protect our intellectual property and to operate without infringing on the proprietary rights of third parties. While we have been issued patents and have registered trademarks with respect to many of our products, our competitors could independently develop similar or superior products or technologies, duplicate our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.
      In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected. See “Business – Intellectual Property.”

We depend on the service of key individuals, the loss of whom could materially harm our business.
      Our success will depend, in part, on the efforts of our executive officers and other key employees, including Mervin Dunn, our Chief Executive Officer; Gerald L. Armstrong, President – CVG Americas; Gordon Boyd, President – CVG International; Chad M. Utrup, our Chief Financial Officer and Jim Williams, Vice President of Human Resources. Although we do not anticipate that we will have to replace any of our executive officers in the near future, the loss of the services of any of our key employees could have a material adverse affect on our business, results of operations and financial condition. See “Management – Employment Agreements.”

We may be adversely affected by the impact of environmental and safety regulations.
      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we are, or have been, in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us. The environmental laws to which we are subject have become more stringent over time, and we could incur material expenses in the future to comply with environmental laws. We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which we sent waste containing hazardous substances. The amount of such liability could be material. We cannot completely eliminate the risk of contamination or injury resulting from exposure to hazardous materials, and we could incur material liability as a result of any such contamination or injury.

We may be adversely affected by the impact of government regulations on our OEM customers.
      Although the products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation, our business is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to emissions and noise standards imposed by the Environmental Protection Agency, state regulatory agencies, such as the California Air Resources Board (“CARB”), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. Changes in emission standards and other proposed governmental regulations could impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods immediately following such date. New emission standards for truck engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007. To the extent that current or future governmental regulation has a negative impact on the demand for commercial vehicles, our business, financial condition or results of operations could be adversely affected. See “Business – Government Regulation.”

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2005 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The Nasdaq National Market. Any such action could adversely affect our financial results or investors’ confidence in our company, and could cause our stock price to fall. In addition, our controls and procedures may not comply with all the relevant rules and regulations of the SEC and The Nasdaq National Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.
      We manufacture or assemble our products at 27 facilities worldwide. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

The reliability of market and industry data included in this prospectus may be uncertain.
      This prospectus contains market and industry data, primarily from reports published by ACT Research and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to North American truck production, truck freight growth and the historical average age of active heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, which we believe are reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business and the market price of our common stock.

Our indebtedness could adversely affect our financial condition and make it more difficult to implement our business strategy.
      As of March 31, 2005, on a pro forma basis, we would have had total indebtedness of $184.4 million, or approximately 56% of our total capitalization.
      Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions or changes in our industry;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	make it more difficult to pursue strategic acquisitions;

•	require us to dedicate a portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes; and

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate indebtedness is not covered by interest rate hedge agreements.

Restrictions in our senior credit facility limit our ability to incur additional debt, make acquisitions and make other investments.
      Our senior credit facility contains covenants that limit our ability to incur indebtedness, restrict our ability to make distributions to stockholders, acquire other businesses, make capital expenditures and impose various other restrictions. In addition, the senior credit facility requires us to maintain various financial ratios, which are likely to become more restrictive over time. If we do not comply with such covenants or satisfy such ratios, our lenders could declare a default under this senior credit facility, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of this senior credit facility may be affected by changes in economic or business conditions beyond our control. In addition, these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

We are subject to certain risks associated with our foreign operations.
      We have operations in Europe, Australia, Mexico and China. Collectively, in 2004 sales derived from these operations accounted for approximately 28% of our revenues on an actual basis and, on a pro forma basis, would have accounted for 24% of our revenues. Certain risks are inherent in international operations, including:

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers, who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries, which may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions, including restrictions on repatriation;

•	intellectual property protection difficulties;

•	general economic and political conditions in countries where we operate, which may have an adverse effect on our operations in those countries;

•	the difficulties associated with managing a large organization spread throughout various countries; and

•	complications in complying with a variety of foreign laws and regulations, which may conflict with United States law.
      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks associated with foreign operations. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, financial condition or results of operations as a whole.
Risks Relating to this Offering

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.
      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, sales of our common stock by our management or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 19,802,065 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 7,916,163 shares of common stock sold in this offering and the 10,284,500 shares of common stock issued in our initial public offering will be freely tradable, without restriction, in the public market.
      Upon completion of this offering there will be 1,195,251 shares of our common stock issuable upon exercise of outstanding options issued to our management team. To the extent that such options are exercised there will be further dilution to our new investors. See “Management – Employee Benefit Plans.” After the completion of this offering, holders of approximately 1.5 million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Shares Eligible for Future Sale.”
      We may issue shares of our common stock from time to time as consideration for or to finance future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the public offering price.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.
      Certain provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors. These provisions include:

•	a classified board of directors with staggered terms;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.
      In addition, Section 203 of the Delaware General Corporation Law prevents us from engaging in a business combination with a person who becomes a 15% or greater stockholder, for a period of three years from the date such person acquired such status, unless certain board or stockholder approvals are obtained. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Ownership change may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.
      The transactions contemplated herein may result in an “ownership change” within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior ownership changes, there may be specific limitations on our ability to use our net operating loss carryforwards and other tax attributes from periods prior to this offering. It is possible in the future that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal income tax liability. Such an increase would reduce the funds available for the payments of dividends and might require us to reduce or eliminate the dividends on our common stock.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this prospectus, particularly under the headings “Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide a discussion of the most significant risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.
      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of 1,500,000 shares of common stock in this offering will be approximately $22.7 million, after deducting underwriting discounts and commissions and other offering-related expenses. We intend to use the net proceeds from this offering to reduce our borrowings under our revolving credit facility. We intend to use the remaining net proceeds from this offering for general corporate purposes.
      We will not receive any of the proceeds from the selling stockholders’ sale of 6,416,163 shares of common stock in the offering. We expect to receive proceeds of approximately $1.7 million from the payment by members of our management of the exercise price of options to purchase 314,568 shares of our common stock that they intend to exercise in connection with this offering. We intend to use this amount to reduce our borrowings under our revolving credit facility. See “Management – Management Stock Option Plan.”
      Affiliates of Robert W. Baird & Co. Incorporated, one of the underwriters in this offering, are selling shares of common stock in this offering. See “Selling Stockholders” and “Underwriting.”
      As of March 31, 2005, borrowings under our senior credit facility were comprised of $5.9 million of revolving credit borrowings, bearing interest at a weighted average rate of 6.7%, and a $141.1 million term loan, bearing interest at a weighted average rate of 6.6%, which included borrowings of approximately $106.4 million to fund substantially all of the purchase price for the Mayflower acquisition. The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010. We used additional revolving credit borrowings of approximately $58.0 million under our senior credit facility to fund substantially all of the purchase price and related expenses for the MWC acquisition.
DIVIDEND POLICY
      We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock is limited under the terms of our senior credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and any other considerations as our board of directors may determine.

PRICE RANGE OF COMMON STOCK
      Our common stock has listed on The Nasdaq National Market since August 5, 2004, under the symbol “CVGI.” The following table sets forth for the periods indicated the high and low sales prices per share for our common stock as reported on The Nasdaq National Market.

	High	Low

2004:
Third quarter (beginning August 5, 2004)	$16.82	$12.95
Fourth quarter	$21.90	$14.50
2005:
First quarter	$24.38	$18.25
Second quarter (through June 28, 2005)	$21.74	$16.51
      The last reported sale price of our common stock on June 28, 2005 was $18.59 per share. As of April 27, 2005, there were approximately 63 holders of record and an estimated 1,050 beneficial owners of our common stock.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005 on (1) an actual basis, (2) a pro forma basis giving effect to the MWC acquisition and (3) a pro forma basis as further adjusted to give effect to the sale of 1,500,000 shares of common stock by us pursuant to this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds.” You should read this table in conjunction with the “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

	As of March 31, 2005

		Pro Forma for the	Pro Forma
	Actual	MWC Acquisition	As Adjusted

	(In thousands)
Cash and cash equivalents	$1,527	$1,527	$1,527

Long-term debt (including current maturities):
Senior credit facility:(1)
Revolving credit facility	$5,851	$60,851	$36,730
Term loans	141,132	141,132	141,132
Other debt(2)	6,502	6,502	6,502

Total long-term debt	153,485	208,485	184,364
Stockholders’ equity:
Preferred stock, $.01 par value per share; 5,000,000 shares authorized; no shares issued and outstanding on an actual or pro forma basis	—	—	—
Common stock, $.01 par value per share; 30,000,000 shares authorized; 17,987,497 issued and outstanding on an actual basis, and 19,802,065 shares issued and outstanding on a pro forma basis	180	180	182
Additional paid-in capital	123,660	123,660	147,779
Retained earnings (accumulated deficit)	(4,568)	(4,568)	(4,568)
Stock subscriptions receivable	(175)	(175)	(175)
Accumulated other comprehensive income	1,273	1,273	1,273

Total stockholders’ equity	120,370	120,370	144,491

Total capitalization	$273,855	$328,855	$328,855

(1)	On February 7, 2005, we amended our senior credit facility to increase our revolving credit facility from $40.0 million to $75.0 million and our term loans from $65.0 million to $145.0 million. We used borrowings of approximately $106.4 million under our amended senior credit facility to fund substantially all of the purchase price of the Mayflower acquisition. On June 3, 2005, we further amended our senior credit facility to increase our revolving credit facility from $75.0 million to $100.0 million. We used revolving credit borrowings of approximately $58.0 million under our senior credit facility to fund substantially all of the purchase price and related expenses of the MWC acquisition.

(2)	Other debt includes borrowings of $6.5 million financed through the issuance of industrial development bonds relating to our Vonore, Tennessee facility. These bonds were redeemed on May 2, 2005 for approximately $6.5 million.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma financial information because the effects of the Mayflower acquisition, the MWC acquisition and this offering on our financial information are material.
      The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005 have been prepared to give effect to:

•	the Mayflower acquisition;

•	the MWC acquisition;

•	the sale of 1,500,000 shares of common stock by us pursuant to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds”; and

•	the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the proceeds therefrom as described in “Use of Proceeds”,

as if each of these transactions had occurred on January 1, 2004.
      The unaudited pro forma consolidated balance sheet data as of March 31, 2005 have been prepared to give effect to the MWC acquisition, the sale of 1,500,000 shares of common stock by us pursuant to this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds,” as if each of these transactions had occurred on March 31, 2005.
      The adjustments to the unaudited pro forma financial data are based upon valuations and other studies that have not been completed but that management believes to be reasonable. The unaudited pro forma financial data are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to be indicative or to forecast what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period. A number of factors may affect our results. See “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors.”
      The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The final allocation of shares of common stock to be offered by us and the selling stockholders in this offering may affect the pro forma adjustments. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2005

			MWC
			Acquisition		Offering		Pro Forma
	Historical	MWC	Adjustments		Adjustments		Consolidated

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,527	$5,128	$(5,128	)(1)	$—		$1,527
Accounts receivable, net	102,913	10,431	—		—		113,344
Inventories	52,129	7,851	—		—		59,980
Prepaid expenses and other current assets	7,027	598	(45	)(2)	—		7,580
Deferred income taxes	7,038	972	—		—		8,010

Total current assets	170,634	24,980	(5,173)		—		190,441

PROPERTY, PLANT AND EQUIPMENT:
Land and buildings	39,930	10,878	—		—		50,808
Machinery and equipment	121,790	—	—		—		121,790
Construction in progress	6,073	—	—		—		6,073
Less accumulated depreciation	(99,434)	(5,491)	—		—		(104,925)

Property, plant and equipment – net	68,359	5,387	—		—		73,746

GOODWILL	145,100	3,250	39,295	(1)	—		187,645
DEFERRED INCOME TAXES	6,516	657	—		—		7,173
OTHER ASSETS, net	7,301	297	—		—		7,598

	$397,910	$34,571	$34,122		$—		$466,603

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$16,251	$—	$—		$—		$16,251
Accounts payable	67,679	6,401	—		—		74,080
Accrued liabilities	38,719	4,337	2,955	(2)	—		46,011

Total current liabilities	122,649	10,738	2,955		—		136,342

LONG-TERM DEBT, net of current maturities	137,234	—	55,000	(3)	(24,121	)(5)	168,113
OTHER LONG-TERM LIABILITIES	17,657	—	—		—		17,657

Total liabilities	277,540	10,738	57,955		(24,121)		322,112

STOCKHOLDERS’ INVESTMENT:
Common stock	180	—	—		2	(5)	182
Additional paid-in capital	123,660	33,300	(33,300	)(4)	24,119	(5)	147,779
Retained earnings (accumulated deficit)	(4,568)	(9,457)	9,457	(4)	—		(4,568)
Stock subscription receivable	(175)	—	—		—		(175)
Accumulated other comprehensive income	1,273	(10)	10	(4)	—		1,273

Total stockholders’ investment	120,370	23,833	(23,833)		24,121		144,491

	$397,910	$34,571	$34,122		$—		$466,603

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

				Acquisitions		Offering		Pro Forma
	CVG	Mayflower	MWC	Adjustments		Adjustments		Consolidated(9)

	(In thousands, except per share amounts)
REVENUES	$380,445	$206,457	$84,056	$—		$—		$670,958
COST OF SALES	309,696	181,209	71,818	—		—		562,723

Gross profit	70,749	25,248	12,238	—		—		108,235
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	28,985	3,659	4,670	—		—		37,314
NONCASH OPTION CHARGE	10,125	—	—	—		—		10,125
AMORTIZATION EXPENSE	107	—	30	—		—		137

Operating income	31,532	21,589	7,538	—		—		60,659
OTHER (INCOME) EXPENSE	(1,247)	765	—	—		—		(482)
INTEREST EXPENSE (INCOME)	7,244	(170)	135	11,096	(6)	(1,688	)(8)	16,617
LOSS ON EARLY EXTINGUISHMENT OF DEBT	1,605	—	—	—		—		1,605

Income (loss) before provision for income taxes	23,930	20,994	7,403	(11,096)		1,688		42,919
PROVISION (BENEFIT) FOR INCOME TAXES	6,481	7,865	2,961	(3,906	)(7)	675	(7)	14,076

NET INCOME (LOSS)	$17,449	$13,129	$4,442	$(7,190)		$1,013		$28,843

BASIC EARNINGS (LOSS) PER SHARE	$1.13							$1.68

DILUTED EARNINGS (LOSS) PER SHARE	$1.12							$1.66

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2005

				Acquisitions		Offering		Pro Forma
	CVG	Mayflower	MWC	Adjustments		Adjustments		Consolidated(9)

	(In thousands, except per share amounts)
REVENUES	$152,415	$23,986	$23,946	$—		$—		$200,347
COST OF SALES	126,163	21,553	19,126	—		—		166,842

Gross profit	26,252	2,433	4,820	—		—		33,505
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,549	727	1,168	—		—		11,444
AMORTIZATION EXPENSE	24	—	3	—		—		27

Operating income	16,679	1,706	3,649	—		—		22,034
OTHER (INCOME) EXPENSE	(2,881)	—	—	—		—		(2,881)
INTEREST EXPENSE (INCOME)	2,168	793	(2,230)	3,193	(6)	(422	)(8)	3,502

Income (loss) before provision for income taxes	17,392	913	5,879	(3,193)		422		21,413
PROVISION (BENEFIT) FOR INCOME TAXES	6,506	396	1,929	(855	)(7)	169	(7)	8,145

NET INCOME (LOSS)	$10,886	$517	$3,950	$(2,338)		$253		$13,268

BASIC EARNINGS (LOSS) PER SHARE:	$0.61							$0.67

DILUTED EARNINGS (LOSS) PER SHARE:	$0.59							$0.66

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2004

				Acquisitions		Offering		Pro Forma
	CVG	Mayflower	MWC	Adjustments		Adjustments		Consolidated(9)

	(In thousands, except per share amounts)
REVENUES	$85,990	$42,768	$21,185	$—		$—		$149,943
COST OF SALES	70,503	37,850	19,907	—		—		128,260

Gross profit	15,487	4,918	1,278	—		—		21,683
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,497	1,019	994	—		—		9,510
NONCASH OPTION CHARGE	—	—	—	—		—		—
AMORTIZATION EXPENSE	36	—	20	—		—		56

Operating income	7,954	3,899	264	—		—		12,117
OTHER (INCOME) EXPENSE	(3,270)	(229)	—	—		—		(3,499)
INTEREST EXPENSE (INCOME)	2,268	(37)	144	2,658	(6)	(422	) (8)	4,611
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	—	—	—		—		—

Income (loss) before provision for income taxes	8,956	4,165	120	(2,658)		422		11,005
PROVISION (BENEFIT) FOR INCOME TAXES	3,407	1,615	48	(1,012	) (7)	169	(7)	4,227

NET INCOME (LOSS)	$5,549	$2,550	$72	$(1,646)		$253		$6,778

BASIC EARNINGS (LOSS) PER SHARE:	$0.40							$0.44

DILUTED EARNINGS (LOSS) PER SHARE:	$0.40							$0.43

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL DATA

(1)	The MWC acquisition will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of MWC based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein.

The purchase price and costs associated with the MWC acquisition exceeded the preliminary fair value of the net assets acquired by approximately $39.3 million. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net assets acquired to goodwill. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of goodwill as of the acquisition date, which is subject to further refinement, is as follows (in thousands):

Purchase price (cash consideration)	$55,000
Transaction costs	3,000
Net assets of MWC at historical cost	(18,705)

Excess of purchase price over net assets acquired	$39,295

(2)	Reflects accrued transaction costs which were not paid at closing.

(3)	Reflects the net borrowings under our revolving credit facility to fund the MWC acquisition.

(4)	Represents the elimination of the MWC equity accounts as of March 31, 2005.

(5)	Reflects the receipt of net proceeds from the offering and proceeds from the exercise of management’s stock options and the use of these proceeds to repay a portion of our revolving credit facility (in thousands):

Proceeds from sale of common stock in offering	$27,000
Proceeds from exercise of management stock options	1,743
Less: underwriting fee and expenses	(1,350)
Less: other expenses of issuance and distribution	(3,272)

Net proceeds available for repayment	$24,121

(6)	Reflects adjustments to interest expense on incremental net borrowings of approximately $106.4 million incurred in connection with the Mayflower acquisition and interest expense on incremental net borrowings of approximately $58.0 million incurred in connection with the MWC acquisition at a weighted average interest rate of 6.5% for borrowings under the term loan facility and 7.0% for borrowings under the revolving credit facility as follows:

	Adjustments to Interest Expense

		Three Months	Three Months
	Year Ended	Ended	Ended
	December 31,	March 31,	March 31,
	2004	2005	2004

	(In thousands)
Interest on incremental $106.4 million of net borrowings related to the Mayflower acquisition	$7,211	$793	$1,802
Interest on incremental $58.0 million of net borrowings related to the MWC acquisition	3,850	963	963

Adjustments	11,061	1,756	2,765

Adjustment for interest income (expense) previously recorded by:
Mayflower	170	(793)	37
MWC	(135)	2,230	(144)

	35	1,437	(107)

Net increase	$11,096	$3,193	$2,658

(7)	Reflects an adjustment to income taxes based on our effective tax rate.

(8)	Reflects the reduction of interest expense on the reduction in net borrowings under our revolving credit facility at a weighted average interest rate of 7.0%.

(9)	In the event that we complete our concurrent senior notes offering, after giving further effect to such offering, (a) our pro forma interest expense for the year ended December 31, 2004 and for the three months ended March 31, 2005 and March 31, 2004 would have been $20.5 million, $4.5 million and $5.6 million, respectively, (b) our pro forma net income for the year ended December 31, 2004 and for the three months ended March 31, 2005 and March 31, 2004 would have been $26.5 million, $12.7 million and $6.2 million, respectively, (c) our pro forma income tax expense for the year ended December 31, 2004 and for the three months ended March 31, 2005 and March 31, 2004 would have been $12.5 million, $7.8 million and $3.8 million, respectively, and (d) our pro forma total indebtedness as of March 31, 2005 would have been $189.6 million. However, the completion of this common stock offering is not connected with or contingent upon the completion of the senior notes offering and there is no guarantee that the senior notes offering will, in fact, be completed.

SELECTED HISTORICAL FINANCIAL DATA
      The following table sets forth selected consolidated financial data regarding our business and certain industry information and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
      The selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, are derived from our consolidated financial statements that are included elsewhere in this prospectus, which financial statements have been audited by Deloitte & Touche LLP as indicated by their report thereon. The consolidated balance sheet data as of December 31, 2002 and the consolidated statements of operations and cash flows for the year ended December 31, 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated balance sheet data as of December 31, 2000 and 2001 and as of March 31, 2005 and the consolidated statements of operations and cash flows for the year ended December 31, 2000 and the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements. Our unaudited financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 are included elsewhere in this prospectus and include certain adjustments, all of which are normal recurring adjustments, which our management considers necessary for a fair presentation of our results for these unaudited periods. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results of operations for a full fiscal year. The North American Class 8 heavy-duty truck production rates included in the “Other Data” section set forth below are unaudited.
      The unaudited financial data set forth below as of and for the year ended December 31, 2000 is derived from the results of operations of Trim Systems, LLC for the entire period and the results of operations of Commercial Vehicle Systems and National/KAB Seating beginning from their respective dates of acquisition by our principal stockholders, which occurred on March 31, 2000 and October 6, 2000, respectively. Because these businesses were under common control since their respective dates of acquisition, their historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$244,963	$271,226	$298,678	$287,579	$380,445	$85,990	$152,415
Cost of sales	208,083	229,593	249,181	237,884	309,696	70,503	126,163

Gross profit	36,880	41,633	49,497	49,695	70,749	15,487	26,252
Selling, general and administrative expenses	21,569	21,767	23,952	24,281	28,985	7,497	9,549
Noncash option issuance charge	—	—	—	—	10,125	—	—
Amortization expense	2,725	3,822	122	185	107	36	24
Restructuring charges	5,561	449	—	—	—	—	—

Operating income	7,025	15,595	25,423	25,229	31,532	7,954	16,679
Other expense (income)	(1,955)	(2,347)	1,098	3,230	(1,247)	(3,270)	(2,881)
Interest expense	12,396	14,885	12,940	9,796	7,244	2,268	2,168
Loss on early extinguishment of debt	—	—	—	2,972	1,605	—	—

Income (loss) before income taxes and cumulative effect of accounting change	(3,416)	3,057	11,385	9,231	23,930	8,956	17,392
Provision (benefit) for income taxes	(2,550)	5,072	5,235	5,267	6,481	3,407	6,506

Income (loss) before cumulative effect of accounting change	(866)	(2,015)	6,150	3,964	17,449	5,549	10,886
Cumulative effect of accounting change	—	—	(51,630)	—	—	—	—

Net income (loss)	$(866)	$(2,015)	$(45,480)	$3,964	$17,449	$5,549	$10,886

Earnings (loss) per share(1):
Basic	$(0.09)	$(0.15)	$(3.29)	$0.29	$1.13	$0.40	$0.61
Diluted	(0.09)	(0.15)	(3.26)	0.29	1.12	0.40	0.59
Weighted average common shares outstanding(1):
Basic	9,337	13,893	13,827	13,779	15,429	13,779	17,987
Diluted	9,337	13,893	13,931	13,883	15,623	13,885	18,297
Balance Sheet Data (at end of period):
Working capital	$16,768	$10,908	$8,809	$28,216	$41,727	$26,449	$47,985
Total assets	312,006	263,754	204,217	210,495	225,638	218,511	397,910
Total debt	161,061	140,191	127,202	127,474	53,925	109,555	153,485
Total stockholders’ investment	76,287	72,913	27,025	34,806	111,046	40,627	120,370
Other Data:
EBITDA(2)	$16,107	$28,428	$34,105	$33,335	$39,099	$10,014	$19,441
Net cash provided by (used in):
Operating activities	24,068	12,408	18,172	10,442	34,177	6,035	10,058
Investing activities	(3,051)	7,749	(4,937)	(5,967)	(8,907)	(840)	(109,241)
Financing activities	(13,160)	(24,792)	(14,825)	(2,761)	(28,427)	(7,667)	99,965
Depreciation and amortization	9,078	12,833	8,682	8,106	7,567	2,060	2,762
Capital expenditures, net	3,174	4,898	4,937	5,967	8,907	840	2,883
North American Class 8 heavy-duty truck production (units)(3)	252	146	181	182	269	55	81

(1)	Earnings (loss) per share and weighted average common shares outstanding for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been calculated giving effect to the reclassification, in connection with our initial public offering, of our previously outstanding six classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split. Earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128).

(2)	“EBITDA” represents earnings before interest expense, income taxes and depreciation and amortization, noncash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of SFAS No. 142. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere herein. The following is a reconciliation of EBITDA to net income (loss):

						Three Months
						Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
EBITDA	$16,107	$28,428	$34,105	$33,335	$39,099	$10,014	$19,441
Add (subtract):
Depreciation and amortization	(9,078)	(12,833)	(8,682)	(8,106)	(7,567)	(2,060)	(2,762)
Noncash gain (loss) on forward exchange contracts	1,951	2,347	(1,098)	(3,230)	1,247	3,270	2,881
Interest expense	(12,396)	(14,885)	(12,940)	(9,796)	(7,244)	(2,268)	(2,168)
Loss on early extinguishment of debt	—	—	—	(2,972)	(1,605)	—	—
(Provision) benefit for income taxes	2,550	(5,072)	(5,235)	(5,267)	(6,481)	(3,407)	(6,506)
Cumulative effect of change in accounting	—	—	(51,630)	—	—	—	—

Net income (loss)	$(866)	$(2,015)	$(45,480)	$3,964	$17,449	$5,549	$10,886

(3)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis in conjunction with the information set forth under “Selected Historical Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Company Overview
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture market and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      Demand for our products is generally dependent on the number of new commercial vehicles manufactured, which in turn is a function of general economic conditions, interest rates, changes in governmental regulations, consumer spending, fuel costs and our customers’ inventory levels and production rates. New commercial vehicle demand has historically been cyclical and is particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by commercial vehicles. Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, an over supply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Demand for commercial vehicles improved in 2004 due to a variety of factors, including broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and increasing hauler profits.
      In 2004, on an actual and pro forma basis, over 54% and over 59%, respectively, of our revenue was generated from sales to North American heavy-duty truck OEMs. Our remaining revenue in 2004 was derived from sales to OEMs in the global construction market and other specialized transportation markets and, on a pro forma basis, sale of body structures for Ford GT automobiles. Demand for our products is also driven to a significant degree by preferences of the end-user of the commercial vehicle, particularly with respect to heavy-duty trucks. Unlike the automotive industry, commercial vehicle OEMs generally afford the ultimate end-user the ability to specify many of the component parts that will be used to manufacture the commercial vehicle, including a wide variety of cab interior styles and colors, the brand and type of seats, type of seat fabric and color and specific mirror styling. In addition, certain of our products are only utilized in heavy-duty trucks, such as our storage systems, sleeper boxes, sleeper bunks and privacy curtains, and, as a result, changes in demand for heavy-duty trucks or the mix of options on a vehicle generally has a greater impact on our business than do changes in the overall demand for commercial vehicles. For example, a heavy-duty truck with a sleeper cab can contain three times as many interior features as a heavy-duty truck with a day cab which increases our content per vehicle. To the extent that demand increases for higher content vehicles, our revenues and gross profit will be positively impacted.
      Along with North America, we have operations in Europe, Australia, Mexico and China. On an actual and pro forma basis, approximately 28% and 24%, respectively, of our revenues in 2004 have been derived from these operations. Our operating results are therefore impacted by exchange rate fluctuations to the extent we are unable to match revenues received in such currencies with costs incurred in such currencies. Strengthening of these foreign currencies as compared to the U.S. dollar, on an actual and pro forma basis, resulted in an approximately $11 million increase in our revenues in 2004 as compared to 2003. Because our costs were generally impacted to the same degree as our revenue, this exchange rate fluctuation did not have a material impact on our net income in 2004 as compared to 2003.
      In response to the last downturn in the commercial vehicle market from 2000 to 2003, we implemented a number of operating initiatives to improve our overall cost structure and operating efficiencies. These included:

•	eliminating excess production capacity through the closure and consolidation of four manufacturing facilities, two design centers and two assembly facilities;

•	implementing Lean Manufacturing and Total Quality Production System (“TQPS”) initiatives throughout many of our U.S. manufacturing facilities to improve operating efficiency and product quality;

•	reducing headcount for both salaried and hourly employees; and

•	improving our design capabilities and new product development efforts to focus on higher margin product enhancements.
      As a result of these initiatives, we improved our operating margins each year since 2000 despite a reduction in North American heavy-duty (Class 8) truck production of 28% from 252,000 units in 2000 to 182,000 units in 2003. We continuously seek ways to lower costs, improve manufacturing efficiencies and increase product throughput and intend to apply this philosophy to those operations recently acquired through the Mayflower and MWC acquisitions. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower manufacturing costs. In conjunction with the start-up of our Shanghai, China facility, we have established a relationship with Baird Asia Limited to assist us in sourcing products for use in our China facility as well as sourcing products for our operations in the United States at prices lower than we can purchase components today.
      Although OEM demand for our products is directly correlated with new vehicle production, we also have the opportunity to grow through increasing our product content per vehicle through cross-selling and bundling of products. We generally compete for new business at the beginning of the development of a new vehicle platform and upon the redesign of existing programs. New platform development generally begins at least one to three years before the marketing of such models by our customers. Contract durations for commercial vehicle products generally extend for the entire life of the platform, which is typically five to seven years.
      In sourcing products for a specific platform, the customer generally develops a proposed production timetable, including current volume and option mix estimates based on their own assumptions, and then sources business with the supplier pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. In general, these contracts, purchase orders and commitments provide that the customer can terminate if a supplier does not meet specified quality and delivery requirements and, in many cases, they provide that the price will decrease over the proposed production timetable. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements for a particular product program rather than the supply of a specific quantity of products. Accordingly, in estimating awarded business over the life of a contract or other commitment, a supplier must make various assumptions as to the estimated number of vehicles expected to be produced, the timing of that production, mix of options on the vehicles produced and pricing of the products being supplied. The actual production volumes and option mix of vehicles produced by customers depend on a number of factors that are beyond a supplier’s control.
Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, and Mayflower became a wholly owned subsidiary of CVG. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. Moreover, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that in addition to new opportunities, the Mayflower acquisition will provide significant cost saving opportunities. As we have complementary customers with Mayflower, this will also balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million. We estimate that the future tax benefits related to the deductibility of goodwill and intangible asset amortization to have an estimated present value of $12 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of CVG. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment, commercial vehicle, heavy-truck and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico and we believe it is cost competitive on a global basis. The MWC acquisition will enhance our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
Basis of Presentation
      Onex, Hidden Creek and certain other investors acquired Trim Systems in 1997 and each of Commercial Vehicle Systems, or CVS, and National/ KAB Seating in 2000. Each of these companies was initially owned through separate holding companies. The operations of CVS and National/ KAB Seating were formally combined under a single holding company, now known as Commercial Vehicle Group, Inc., on March 28, 2003. In connection with our initial public offering, Trim Systems became a wholly owned subsidiary of CVG on August 2, 2004. Because these businesses were under common control since their respective dates of acquisition, their respective historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting.

Results of Operations
      The table below sets forth certain operating data expressed as a percentage of revenues for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	83.4	82.7	81.4	82.0	82.8

Gross profit	16.6	17.3	18.6	18.0	17.2
Selling, general and administrative expenses	8.0	8.4	7.6	8.7	6.3
Noncash option charge	0.0	0.0	2.7	0.0	0.0
Amortization expense	0.1	0.1	0.0	0.0	0.0

Operating income	8.5	8.8	8.3	9.3	10.9
Other (income) expense	0.4	1.1	(0.3)	(3.8)	(1.9)
Interest expense	4.3	3.4	1.9	2.6	1.4
Loss on early extinguishment of debt	0.0	1.0	0.4	0.0	0.0

Income before income taxes and cumulative effect of change in accounting	3.8	3.3	6.3	10.5	11.4
Provision for income taxes	1.7	1.9	1.7	4.0	4.3

Income before cumulative effect of change in accounting	2.1	1.4	4.6	6.5	7.1
Cumulative effect of change in accounting	17.3	0.0	0.0	0.0	0.0

Net income (loss)	(15.2)%	1.4%	4.6%	6.5%	7.1%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
      Revenues. Revenues increased $66.4 million, or 77.2%, to $152.4 million in the three months ended March 31, 2005 from $86.0 million in the three months ended March 31, 2004. This increase resulted primarily from the acquisition of Mayflower which equated to approximately $40 million of increased revenue. In addition, a 48% increase in North American heavy truck production equated to approximately $23.1 million of increased revenues while higher OEM sales in the European and Asian seating markets increased revenues approximately $2.4 million. Favorable foreign exchange fluctuations also added approximately $0.9 million of revenues over the prior year period.
      Gross Profit. Gross profit increased $10.8 million, or 69.5%, to $26.3 million in the three months ended March 31, 2005 from $15.5 million in the three months ended March 31, 2004. As a percentage of revenues, gross profit decreased to 17.2% in the three months ended March 31, 2005 from 18.0% in the three months ended March 31, 2004. This decrease resulted primarily from the continuing pressures on raw material commodities such as steel and petroleum which had a negative impact of approximately $3 million during the quarter.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.1 million, or 27.4%, to $9.6 million in the three months ended March 31, 2005 from $7.5 million in the three months ended March 31, 2004. This increase resulted principally from the Mayflower acquisition as well as additional costs related to the overall growth and costs related to being a public company versus the prior year period.

      Amortization Expense. Amortization expense decreased $12,000, or 33.3%, to $24,000 in the three months ended March 31, 2005 from $36,000 in the three months ended March 31, 2004.
      Other (Income) Expense. We use forward exchange contracts to hedge foreign currency transaction exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations and will hedge a portion of the anticipated long or short position. We have not historically designated any of our forward exchange contracts as cash flow hedges, electing instead to mark-to-market the contracts and record the fair value of the contracts in our balance sheets, with the offsetting noncash gain or loss recorded in our consolidated statements of operations. The $2.9 million gain in the three months ended March 31, 2005 and the $3.3 million gain in the three months ended March 31, 2004 primarily represent the noncash change in value of the forward exchange contracts in existence at the end of each respective period.
      Interest Expense. Interest expense decreased $0.1 million, or 4.5%, to $2.2 million in the three months ended March 31, 2005 from $2.3 million in the three months ended March 31, 2004. This decrease reflects a reduction in total debt during the respective periods offset by the addition of debt related to the Mayflower acquisition.
      Provision for Income Taxes. Our effective tax rate was 37.4% for the three months ended March 31, 2005 and 38.0% for the same period in 2004. An income tax provision of $6.5 million in the three months ended March 31, 2005 compared to a provision for income tax of $3.4 million in the three months ended March 31, 2004. The minor reduction in effective rate quarter over quarter can be attributed to our tax position in certain geographical regions and changes in federal and state rates from the prior year period.
      Net Income. Net income increased $5.3 million to $10.9 million in the three months ended March 31, 2005, compared to $5.6 million in the three months ended March 31, 2004, primarily as a result of the factors discussed above.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Revenues. Revenues increased $92.9 million, or 32.3%, to $380.4 million for the year ended December 31, 2004 from $287.6 million for the year ended December 31, 2003. We believe this increase resulted primarily from:

•	an increase in North American heavy-duty truck production as well as an increase in production levels for other North American end markets, which resulted in approximately $67 million of increased revenues;

•	new business awards related to seats, mirrors and interior trim, which resulted in approximately $13 million of increased revenues; and

•	favorable foreign exchange fluctuations of approximately $11 million.
      Gross Profit. Gross profit increased $21.1 million, or 42.4%, to $70.8 million for the year ended December 31, 2004 from $49.7 million for the year ended December 31, 2003. As a percentage of revenues, gross profit increased to 18.6% for the year ended December 31, 2004 from 17.3% for the year ended December 31, 2003. We believe this increase resulted primarily from the revenue increases discussed above and our ability to convert on the revenue increases at an overall incremental margin of 25% without having to incur additional fixed costs to support the increased revenues. In addition, we continued to seek material cost reductions, reductions in packaging costs and labor efficiencies to generate additional profits during the year ended December 31, 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.7 million, or 19.4%, to $29.0 million for the year ended December 31, 2004 from $24.3 million for the year ended December 31, 2003. We believe this increase resulted principally from increases in wages and the cost of additional resources to accommodate product innovation and growth in the commercial vehicle sector as well as cost associated with being a public company.

      Noncash Option Charge. To reward our senior management team for its success in reducing operating costs, integrating businesses and improving processes through cyclical periods, we granted options to purchase an aggregate of 910,869 shares of our common stock to 16 members of our management team in May 2004. The exercise price for such options is $5.54 per share. As modified, such options have a ten-year term with 100% of such options being currently exercisable. We incurred a noncash compensation charge of $10.1 million in the second quarter of 2004 as a result of the grant of these options. This noncash compensation charge equals the difference between $5.54 and the fair market value of our common stock as of the grant date of these options.
      Amortization Expense. Amortization expense decreased 42.2%, to $107,000 for the year ended December 31, 2004 from $185,000 for the year ended December 31, 2003. This reduction was primarily the result of the decrease in deferred financing costs from the prior year period.
      Other (Income) Expense. We use forward exchange contracts to hedge foreign currency transaction exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations and will hedge a portion of the anticipated long or short position. We have not historically designated any of our forward exchange contracts as cash flow hedges, electing instead to mark-to-market the contracts and record the fair value of the contracts on our balance sheet, with the offsetting noncash gain or loss recorded in our statement of operations. The $1.2 million gain for the year ended December 31, 2004 and the $3.2 million loss for the year ended December 31, 2003 represent the noncash change in value of the forward exchange contracts in existence at the end of each period.
      Interest Expense. Interest expense decreased $2.6 million, or 26.1%, to $7.2 million for the year ended December 31, 2004 from $9.8 million for the year ended December 31, 2003. This decrease reflects a reduction in total debt of $73.5 million.
      Loss on Early Extinguishment of Debt. As part of our August 2004 initial public offering, we wrote off capitalized debt financing costs which approximated $1.6 million. As part of the combination of CVS and National/ KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with a credit agreement amendment. Total capitalized costs written-off and amendment costs expensed during the twelve months ended December 31, 2003 approximated $3.0 million.
      Provision for Income Taxes. Our effective tax rate during the year ended December 31, 2004 was 27.1% compared to 57.1% for 2003. Provision for income taxes increased $1.2 million to $6.5 million for the year ended December 31, 2004, compared to an income tax provision of $5.3 million for the year ended December 31, 2003. The decrease in effective rate is due to the reversal of the existing valuation allowance after consideration of our future prospects.
      Net Income. Net income increased $13.5 million to $17.4 million for the year ended December 31, 2004, compared to $4.0 million for the year ended December 31, 2003, primarily as a result of the factors discussed above.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Revenues. Revenues decreased $11.1 million, or 3.7%, to $287.6 million in 2003 from $298.7 million in 2002. Factors impacting the decline in revenues in 2003 included a decrease in North America heavy duty truck, bus and other customized transportation markets production volumes, which resulted in $17.5 million of decreased revenues and a $9.5 million decrease in certain trim-related products. These factors were partially offset by strong OEM sales in the Asian construction seating market of approximately $9.0 million as a result of rising demand for construction equipment in Asia to accommodate economic growth in that region and favorable foreign exchange fluctuations of $7.1 million.
      Gross Profit. Gross profit increased $0.2 million, or 0.4%, to $49.7 million in 2003 from $49.5 million in 2002. As a percentage of revenues, gross profit increased to 17.3% in 2003 from 16.6% in 2002. We believe the $0.2 million increase in gross profit resulted primarily from the continued implementation of our Lean Manufacturing and TQPS initiatives and the corresponding reduction in scrap and overtime expenses at our Vonore, TN facility, as offset by the reduction in revenues described above.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.4 million, or 1.4%, to $24.3 million in 2003 from $23.9 million in 2002. This increase resulted from $0.3 million of cost efficiency improvements, offset by approximately $0.7 million of unfavorable foreign exchange fluctuations.
      Amortization Expense. Amortization expense increased 51.6%, to $185,000 in 2003 from $122,000 in 2002.
      Other (Income) Expense. The $3.2 million loss in 2003 and the $1.1 million loss in 2002 represent the noncash change in value of the forward exchange contracts in existence at the end of each year.
      Interest Expense. Interest expense decreased $3.1 million, or 24.3%, to $9.8 million in 2003 from $12.9 million in 2002. This decrease reflects a reduction in average total debt of $6.4 million and a decrease in interest rates.
      Loss on Early Extinguishment of Debt. As part of the combination of CVS and National/KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with a credit agreement amendment. Total capitalized costs written-off and amendment costs expensed approximated $3.0 million.
      Provision for Income Taxes. Our effective tax rate was 57.1% in 2003 and 46.0% before the cumulative effect of a change in accounting principle in 2002. Provision for income taxes increased $0.1 million, or 0.6%, to $5.3 million in 2003 from $5.2 million in 2002. The increase in the effective tax rate relates to the mix of income and loss among our North American and European tax jurisdictions and among our subsidiaries and their individual tax jurisdictions.
      Cumulative Effect of Change in Accounting. The cumulative effect of change in accounting for 2002 represented the write-off of goodwill as a result of our adoption of the provisions of SFAS No. 142, effective January 1, 2002 (see “Critical Accounting Policies and Estimates” below).
      Net Income. Net income for 2003 increased by $49.4 million to $4.0 million, from ($45.4) million in 2002, primarily as a result of the factors discussed above.

Restructuring and Asset Impairment Charges
      In 2000, we recorded a $5.6 million restructuring charge as part of our cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing our manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by the end of 2001. Our contractual commitments continue through 2005.
      In 2001, we continued our cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by the end of 2002. The contractual commitments continue through 2009.

      A summary of restructuring activities is as follows:

	Balance at		Balance at		Balance at
	December 31,	Payments/	December 31,	Payments/	December 31,
	2002	Utilization	2003	Utilization	2004

	(Dollars in thousands)
Facility exit and other contractual costs	$1,177	$(390)	$787	$(509)	$278
Employee costs	98	(98)	—	—	—

Total	$1,275	$(488)	$787	$(509)	$278

Liquidity and Capital Resources

Cash Flows
      Cash from operations during the three months ended March 31, 2005 was $10.1 million, compared to $6.0 million during the three months ended March 31, 2004. Cash from operations during 2004 was $34.2 million, compared to $10.4 million in 2003 and $18.2 million in 2002.
      Net cash used in investing activities was $109.2 million for the first three months of 2005 and $0.8 million for the comparable period in 2004. The amounts used in 2005 reflect both capital expenditure purchases and the acquisition of Mayflower. Net cash used in investing activities during 2004 was $8.9 million, compared to $6.0 million in 2003 and $4.9 million in 2002. All net cash used in investing activities was for capital expenditures, primarily for equipment and tooling purchases related to new or replacement programs and current equipment upgrades. We continue to focus on cash management and expect future annual capital expenditures to be below the level of our annual depreciation expense.
      Net cash from financing activities totaled $100.0 million for the three months ended March 31, 2005, compared to net cash used by financing activities of $7.7 million in the same period of 2004. The net cash from financing activities in 2005 was principally related to the acquisition of Mayflower and the amendment to our senior credit facility. Net cash used in financing activities for 2004 totaled $28.4 million, compared to $2.8 million in 2003 and $14.8 million during 2002. The net cash used during 2004 and 2003 was principally related to repayments of outstanding borrowings under our senior credit facilities. The net cash used in 2002 was the result of $17.3 million of repayments under our senior credit facilities, offset by the issuance of $2.5 million of subordinated debt to certain of our principal stockholders.

Credit Facilities
      As of March 31, 2005, we had an aggregate of $153.4 million of outstanding indebtedness excluding $3.3 million of outstanding letters of credit under various financing arrangements. We were in compliance with all of our respective financial covenants under our debt and credit facilities as of March 31, 2005.
      In August 2004, in connection with our initial public offering, we entered into a $105.0 million senior credit facility, consisting of a $65.0 million term loan and a $40.0 million revolving line of credit. We used borrowings under the term loan, together with proceeds of the offering to repay all of our existing borrowings under our then existing senior credit facilities and to repay all of our then existing subordinated indebtedness. In connection with this senior credit facility, we recorded a loss in the third quarter of 2004 on the early extinguishment of debt of approximately $1.6 million related to unamortized deferred financings fees.
      In February 2005, in connection with the Mayflower acquisition, we amended our senior credit facility to increase the revolving credit facility from $40.0 million to $75.0 million and the term loans from $65.0 million to $145.0 million. We used borrowings of approximately $106.4 million under our amended senior credit facility to fund substantially all of the purchase price for the Mayflower acquisition.

      As of March 31, 2005, we had outstanding indebtedness of $5.9 million under our revolving credit facility and $141.1 million under our term loan facility. The weighted average rate on these borrowings, for the quarter ended March 31, 2005, ranged from 6.7% with respect to the revolving borrowings to 6.5% for the term loan borrowings and 7.1% for the foreign currency term loan borrowings.
      In June 2005, in connection with the MWC acquisition, we amended our senior credit facility to increase the revolving credit facility from $75.0 million to $100.0 million. In addition, the amendment increased certain baskets in the lien, investments and asset disposition covenants to reflect the Company’s increased size as a result of the Mayflower and MWC acquisitions. We used revolving credit borrowings of approximately $58.0 million under our amended senior credit facility to fund substantially all of the purchase price for the MWC acquisition. Pro forma for the MWC acquisition, and the sale of 1,500,000 shares of common stock by us pursuant to this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds,” we would have had outstanding indebtedness of $36.7 million under our revolving credit facility and $141.1 million under our term loan facility as of March 31, 2005.
      In connection with our concurrent senior notes offering, we intend to enter into an additional amendment to our senior credit facility which will provide for, among other things, the incurrence of debt in connection with the senior notes offering and the application of the net proceeds therefrom. Pro forma for the MWC acquisition, our sale of 1,500,000 shares of common stock and the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds,” and our senior notes offering, we would have had no outstanding indebtedness under our revolving credit facility and $33.1 million under our term loan facility as of March 31, 2005.
      The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010. Based on the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, approximately $1.7 million third party fees relating to the credit agreement were capitalized and are being amortized over the life of the credit agreement.
      Under the terms of our senior credit facility, availability under the revolving credit facility is subject to the lesser of (i) a borrowing base that is equal to the sum of (a) 80% of eligible accounts receivable plus (b) 50% of eligible inventory; or (ii) $100.0 million. Borrowings under the senior credit facility bear interest at a floating rate which can be either the prime rate or LIBOR plus the applicable margin to the prime rate and LIBOR borrowings based on our leverage ratio. The senior credit facility contains various financial covenants, including a minimum fixed charge coverage ratio of not less than 1.30, and a minimum ratio of EBITDA to cash interest expense of not less than 2.50, in each case for the twelve month period ending on December 31 of each year, a limitation on the amount of capital expenditures of not more than $25.0 million in any fiscal year and a maximum ratio of total indebtedness to EBITDA as of the last day of each fiscal quarter as set forth below:

Maximum
Total Leverage
Quarter(s) Ending	Ratio

3/31/05 through 9/30/05	3.00 to 1.00
12/31/05 through 9/30/06	2.75 to 1.00
12/31/06 and each fiscal quarter thereafter	2.50 to 1.00
      The senior credit facility also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. If we do not comply with such covenants or satisfy such ratios, our lenders could declare a default under the senior credit facility, and our indebtedness thereunder could be declared immediately due and payable. The senior credit facility is collateralized by substantially all of our assets. The senior credit facility also contains customary events of default.
      In addition, as of March 31, 2005, we also had $6.5 million of indebtedness from borrowings financed through the issuance of industrial development bonds relating to our Vonore, Tennessee facility. These borrowings had a final maturity of August 1, 2006 and bore interest at a variable rate which was adjusted on a weekly basis by the placement agent such that the interest rate on the bonds was sufficient to cause the market value of the bonds to be equal to, as nearly as practicable, 100% of their principal amount. As of March 31, 2005, this interest rate was 2.5%. On May 2, 2005 we redeemed these bonds for approximately $6.5 million.
      We believe that cash flow from operating activities together with available borrowings under our senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. Capital expenditures for fiscal 2005 are anticipated to be approximately $21 million. We regularly review acquisition and additional opportunities, which may require additional debt or equity financing.
Contractual Obligations and Commercial Commitments
      The following tables reflect our contractual obligations as of December 31, 2004 on an actual and pro forma basis giving effect to the Mayflower acquisition, the MWC acquisition, the sale of 1,500,000 shares of common stock by us pursuant to this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described in “Use of Proceeds.”

Actual

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt obligations	$53,925	$4,884	$19,320	$22,585	$7,136
Operating lease obligations	17,480	5,082	7,141	4,724	533

Total	$71,405	$9,966	$26,461	$27,309	$7,669

Pro Forma

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt obligations	$185,738	$15,534	$47,088	$101,409	$21,707
Operating lease obligations	21,651	6,703	9,006	5,409	533

Total	$207,389	$22,237	$56,094	$106,818	$22,240

      In addition to the obligations noted above, we have obligations reported as other long-term liabilities that consist principally of pension and postretirement benefits, facility closure and consolidation costs, forward contracts, loss contracts and other items. We also enter into agreements with our customers at the beginning of a given platform’s life to supply products for the entire life of that vehicle platform, which is typically five to seven years. These agreements generally provide for the supply of a customer’s production requirements for a particular platform, rather than for the purchase of a specific quantity of products. Accordingly, our obligations under these agreements are not reflected in the contractual obligations table above.
      As of December 31, 2004 and March 31, 2005, we were not party to significant purchase obligations for goods or services.

Off-Balance Sheet Arrangements
      We use standby letters of credit to guarantee our performance under various contracts and arrangements, principally in connection with our workers compensation liabilities and for leases on equipment and facilities. These letter of credit contracts are usually extended on a year-to-year basis. As of December 31, 2004 and March 31, 2005, we had outstanding letters of credit of $2.8 million and $3.3 million respectively. We do not believe that these letters of credit will be required to be drawn.
      We currently have no non-consolidated special purpose entity arrangements.
Critical Accounting Policies and Estimates
      Our significant accounting policies are more fully described in Note 2 of our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by us in selecting appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate estimates, including those related to revenue recognition and sales commitments, valuation of goodwill, accounting for income taxes and defined benefit pension plan assumptions. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in our financial statements. Ultimate results could differ from our estimates under different assumptions or conditions.
      Revenue Recognition and Sales Commitments. We recognize revenue as our products are shipped from our facilities to our customers, which is when title passes to the customer for substantially all of our sales. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms generally ranging from five to seven years, and we have no provisions to terminate such contracts. In certain instances, we may be committed under existing agreements to supply product to our customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, we record a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill our obligations to our customers. The estimated amount of such losses was approximately $0.6 million at December 31, 2004. We believe such estimate is reasonable and we do not anticipate additional losses; however, any change in the estimate will result in a change in period income (loss). We are subjected to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which we supplied products to our customers, a customer may hold us responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. Our policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors.
      Valuation of Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. We adopted SFAS No. 142 effective January 1, 2002.
      Upon adoption of SFAS No. 142, we completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of our three reporting units. Upon completion of the required assessments under SFAS No. 142, we determined that the fair market value of the goodwill assigned to two of our reporting units was lower than its book value, resulting in an after-tax transitional impairment charge of approximately $51.6 million. The write-off was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations for the quarter ended March 31, 2002. Under the valuation techniques and approach applied by us in our SFAS No. 142 analysis, a change in certain key assumptions applied, such as the discount rate, projected future cash flows and mix of cash flows by geographic region could significantly impact the results of our assessment. The estimates we used are based upon reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimating future cash flows and termination values.
      We perform impairment tests annually, during the second quarter, and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon our 2004 annual assessment, no impairment of goodwill was deemed to have occurred.
      Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. In addition, tax expense includes the impact of differing treatment of items for tax and accounting purposes which result in deferred tax assets and liabilities which are included in our consolidated balance sheet. To the extent that recovery of deferred tax assets is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2003, we had recorded a valuation allowance of $3.8 million. As of December 31, 2004, we determined that we no longer require a valuation allowance due to the likelihood of recovery in future periods. In the event that our actual results differ from our estimates or we adjust these estimates in future periods, the effects of these adjustments could materially impact our financial position and results of operations. The net deferred tax asset as of December 31, 2004 was $14.1 million.
      Commercial Vehicle Group Defined Benefit Pension Plan. We sponsor a defined benefit pension plan that covers certain of our hourly and salaried employees at our United Kingdom operations. Our policy is to make annual contributions to this plan to fund the normal cost as required by local regulations. In calculating obligation and expense, we are required to make certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. We have historically used December 31 as our annual measurement date. For 2004, we assumed a discount rate of 5.50% to determine our benefit obligations. Holding other variables constant (such as expected return on plan assets and rate of compensation increase), a one percentage point decrease in the discount rate would have increased our expense by $0.2 million and our benefit obligation by $8.1 million.
      We employ a building block approach in determining the expected long-term rate of return for plan assets, based on historical markets, long-term historical relationships between equities and fixed income investments and considering current market factors such as inflation and interest rates. Holding other variables constant (such as discount rate and rate of compensation increase), a one percentage point decrease in the expected long-term rate of return on plan assets would have increased our expense by $0.3 million. We expect to contribute approximately $1.2 million to our pension plans in 2005.
      We employ a total return investment approach in managing pension plan assets whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. At December 31, 2004, our pension assets were comprised of 52% equity securities, 25% debt securities and 23% other investments.
      Mayflower Defined Benefit Pension Plan and Postretirement Benefits. As part of the Mayflower acquisition, we also sponsor three defined benefit plans and two postretirement benefit plans that cover certain hourly and salaried Mayflower employees. Our policy is to make annual contributions to the defined benefit plans to fund the normal cost as required by federal regulations. In calculating the obligations and expenses for the plans, we are required to make certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets, rates of increase in compensation, and rate of increase in the per capita cost of covered health care benefits. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Mayflower has historically used December 31 as the annual measurement date. For 2004, Mayflower assumed a discount rate of 6.00% for the defined benefit pension plans and 5.7% for the postretirement benefit plans to determine the benefit obligations. Holding other variables constant for our defined benefit pension plans (such as expected return on plan assets and rate of compensation increase), a one percentage point decrease in the discount rate would have increased our expense by $0.5 million and our benefit obligation by $4.4 million.
      We employ a building block approach in determining the expected long-term rate of return for plan assets, based on historical markets, long-term historical relationships between equities and fixed income investments and considering current market factors such as inflation and interest rates. Holding other variables constant for the Mayflower defined benefit pension plans (such as discount rate and rate of compensation increase), a one percentage point decrease in the expected rate of return on plan assets would have increased our expense by $0.2 million. We expect to contribute approximately $1.049 million to the Mayflower pension plans in 2005.
      We employ a total return investment approach in managing the Mayflower pension plan assets whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. At December 31, 2004, the Mayflower pension assets were comprised of 40% fixed income securities and 60% equity securities.
      While any negative impact of these Critical Accounting Policies and Estimates would generally result in noncash charges to earnings, the severity of any charge and its impact on stockholders’ investment could adversely affect our borrowing agreements, cost of capital and ability to raise external capital. Our senior management has reviewed these Critical Accounting Policies and Estimates with the audit committee of our board of directors, and the audit committee has reviewed its disclosure in this management discussion and analysis.
Recent Accounting Pronouncements
      In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. We have adopted the new disclosure requirements as effective in 2004.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. We are in the process of determining the impact adoption of SFAS No. 151 will have on our results of operations.
      In December 2004, the FASB revised SFAS No. 123, Share Based Payment (SFAS No. 123R). SFAS No. 123R supercedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. We are required to adopt SFAS No. 123R as of July 1, 2005. As of the effective date, SFAS No. 123R applies to all new awards issued as well as awards modified, repurchased, or cancelled. Additionally, for stock-based awards issued prior to the effective date, compensation cost attributable to future services will be recognized as the remaining service is rendered. We may also elect to restate prior periods by applying a modified retrospective method to periods prior to the effective date. We are in the process of determining which method of adoption we will elect as well as the potential impact on our consolidated financial statements upon adoption.
Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
      We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We do enter into financial instruments, from time to time, to manage and reduce the impact of changes in foreign currency exchange rates and interest rates and to hedge a portion of future anticipated currency transactions of our United Kingdom operations. The counterparties are major financial institutions.
      We manage our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate protection agreements. The objective of the interest rate protection agreements is to more effectively balance our borrowing costs and interest rate risk and reduce financing costs. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At March 31, 2005, all of our debt was variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $1.5 million. The impact on the fair market value of our debt at March 31, 2005 would have been insignificant. On a pro forma basis, a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $1.8 million, the impact of which on the fair market value of our debt at March 31, 2005 would have been insignificant.
      At March 31, 2005, we had a rate cap agreement in place that capped the interest rate at 6.0% on $30 million of our variable rate indebtedness. Outstanding foreign currency forward exchange contracts at March 31, 2005 are more fully described in the notes to our financial statements included elsewhere in this filing. The fair value of these contracts at March 31, 2005 amounted to a net asset of $3.3 million, which is reflected in other assets in our condensed March 31, 2005 balance sheet. None of these contracts have been designated as cash flow hedges; thus, the change in fair value at each reporting date is reflected as a noncash charge (income) in our statement of operations. We may designate future forward exchange contracts as cash flow hedges.

Foreign Currency Risk
      Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We use forward exchange contracts to hedge foreign currency translation exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in our balance sheets, with the offsetting noncash gain or loss included in our statements of operations. We do not hold or issue foreign exchange options or forward contracts for trading purposes.
      Our primary exposures to foreign currency exchange fluctuations are pound sterling/ Eurodollar and pound sterling/ Japanese yen. At March 31, 2005, the potential reduction in earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would not have been significant. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur. The effects of the forward exchange contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency.

Foreign Currency Transactions
      A significant portion of our revenues during the three months ended March 31, 2005 and the year ended December 31, 2004 were derived from manufacturing operations outside of the United States. The results of operations and the financial position of our operations in these other countries are principally measured in their respective currency and translated into U.S. dollars. A significant portion of the expenses generated in these countries is in currencies different from which revenue is generated. As discussed above, from time to time, we enter into forward exchange contracts to mitigate a portion of this currency risk. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.
      A significant portion of our assets at March 31, 2005 are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders’ investment. Accordingly, our stockholders’ investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.
Effects of Inflation
      Inflation potentially affects us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. In many cases, we have limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that we serve. In the past few years, however, inflation has not been a significant factor.

INDUSTRY
      Within the commercial vehicle industry, we sell our products primarily to the heavy truck segment of the North American OEM market (54% of our 2004 sales), the North American aftermarket and OEM service organizations for use in heavy trucks (11% of our 2004 sales) and the construction segments of the global OEM market (18% of our 2004 sales). The majority of our remaining 17% of 2004 sales were to other global commercial vehicle markets.
Commercial Vehicle Supply Market Overview
      Commercial vehicles are used in a wide variety of end markets, including local and long-haul commercial trucking, bus, construction, mining, general industrial, marine, municipal and recreation. The commercial vehicle supply industry can generally be separated into two categories: (1) sales to OEMs, in which products are sold in relatively large quantities directly for use by OEMs in new commercial vehicles; and (2) “aftermarket” sales, in which products are sold as replacements in varying quantities to a wide range of OEM service organizations, wholesalers, retailers and installers. In the OEM market, suppliers are generally divided into tiers – “Tier 1” suppliers (like our company), who provide their products directly to OEMs, and “Tier 2” or “Tier 3” suppliers, who sell their products principally to other suppliers for integration into those suppliers’ own product offerings.
      Our largest end-market segment, the commercial truck industry, is supplied by heavy- and medium-duty commercial truck suppliers. The commercial truck supplier industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the heavy-duty (Class 8) truck supplier industry is characterized by relatively low production volumes as well as considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM needs and (5) strong brand name recognition. Foreign competition is limited in the North American commercial vehicle market due to many factors, including the need to be responsive to order changes on short notice, high shipping costs, customer concerns about quality given the safety aspect of many of our products and service requirements.
      Although OEM demand for our products is directly correlated with new vehicle production, suppliers like us also can grow by increasing their product content per vehicle through cross selling and bundling of products, further penetrating business with existing customers and gaining new customers and expanding into new geographic markets. We believe that companies with a global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are well positioned to take advantage of these opportunities.
Commercial Truck Market
      Purchasers of commercial trucks include fleet operators, owner operators and other industrial end users. Commercial vehicles used for local and long-haul commercial trucking are generally classified by gross vehicle weight. Class 8 vehicles are trucks with gross weight in excess of 33,000 lbs. and Class 5 through 7 vehicles are trucks with gross weight from 16,001 lbs. to 33,000 lbs. The following table shows commercial vehicle production levels for 2000 through 2004 in North America:

	2000	2001	2002	2003	2004

	(Thousands of units)
Class 8 heavy trucks	252	146	181	182	269
Class 5 – 7 light and medium-duty trucks	215	185	191	194	240

Total	467	331	372	376	509

Source: ACT Research (February and May 2005).

      The following describes the major segments of the commercial vehicle market in which we compete:

Class 8 Truck Market
      The global Class 8 truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. We believe that North America has the largest truck market of these three regions. The global Class 8 truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of Class 8 trucks to meet the region-specific demands of end users, and (3) the ability to meet just-in-time delivery requirements. According to ACT, four companies represented approximately 100% of North American Class 8 truck production in 2004. The percentages of Class 8 production represented by Freightliner, PACCAR, International and Volvo/ Mack were 36%, 25%, 20% and 19%, respectively. We supply products to all of these OEMs.
      Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, reduced sales following above-normal purchases in advance of new EPA emissions standards, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Following a substantial decline from 1999 to 2001, truck unit production increased modestly to 181,000 units in 2002 from 146,000 units produced in 2001, due primarily to the purchasing of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the purchasing of trucks, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest during this period.
      In mid-2003, evidence of renewed growth emerged and truck tonmiles (number of miles driven multiplied by number of tons transported) began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. During the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003. Class 8 net truck orders for 2004 were approximately 262,000 units, up 43% from approximately 184,000 units in 2003. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand.
      The following table illustrates North American Class 8 truck build for the years 1998 to 2009:
North American Class 8 Truck Build Rates
(In thousands)

“E” — Estimated
Source: ACT Research (February and May 2005).
      According to ACT, unit production for 2005 is estimated to increase approximately 22% over 2004 levels to 327,000 units. According to the same source, truck unit production is expected to continue increasing in 2006, with projected unit production of 346,000 units. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks and increasing requirements of logistics companies, (3) rising hauler profits, (4) the growing acceptance of new engines and (5) under-investment during the recent recession and the growing need to replace aging truck fleets. ACT forecasts unit production to decline in 2007, due primarily to an increase in purchasing of trucks forecasted to occur in anticipation of the institution of more stringent EPA emissions standards in 2007.
      We believe the following factors are currently driving the North American Class 8 truck market:
      Economic Conditions. The North American truck industry is directly influenced by overall economic growth and consumer spending. Since truck OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these trucks includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.
      Truck Freight Growth. ACT projects that total domestic truck freight will continue to increase over the next five years, driven by growth in GDP. In addition, national suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide “to-the-hour” delivery options. As a result, Class 8 heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Since trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time system. ACT forecasts that total heavy-duty truck tonmiles will increase from 2,619 billion in 2004 to 2,999 billion in 2009, as summarized in the following graph:
Total U.S. Tonmiles (Class 8)
(Number of tonmiles in billions)

“E” — Estimated
Source: ACT Research (February and May 2005).

      Truck Replacement Cycle and Fleet Aging. In 2002, the average age of Class 8 trucks passed the ten-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors, such as inventory management and the growth in less-than-truckload freight shipping, also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. Class 8 trucks:
Average Age of Active U.S. Class 8 Trucks
(Number of years)

Source: ACT Research (October 2004).
      Suppliers’ Relationships with OEMs. Supplier relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases, the designation of a supplier as standard, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

Commercial Truck Aftermarket
      Demand for aftermarket products tends to be less cyclical than OEM demand because vehicle owners are more likely to repair vehicles than purchase new ones during recessionary periods, and thus aftermarket demand generally is more stable during such periods. Demand for aftermarket products is driven by the quality of OEM parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage, the average useful life of vehicle parts and total tonmiles. The aftermarket is a growing market, as the overall size of the North American fleet of Class 8 trucks has continued to increase and is attractive because of the recurring nature of the sales. Additionally, aftermarket sales tend to be at a higher margin, as truck component suppliers are able to leverage their already established fixed cost base and exert moderate pricing power with their replacement parts. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of revenues.

Commercial Construction Vehicle Market
      Purchasers of heavy construction equipment (weighing over 12 metric tons) include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment (weighing under 12 metric tons) include contractors, rental fleet owners, landscapers, logistics companies and farmers. Sales of heavy construction equipment are particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is a function of government spending and economic growth. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates.

Military Equipment Market
      We supply products for heavy- and medium-payload tactical trucks that are used by the U.S. military and other foreign militaries. Sales and production of these vehicles are influenced by overall defense spending both by the U.S. government and foreign governments and the presence of military conflicts and potential military conflicts throughout the world. Demand for these vehicles is expected to increase as the result of the continuing conflict in the Middle East. Additionally, demand has also increased for remanufacturing and replacement of the large fleet of vehicles that have served in the Middle East due to over-use and new armor and technology requirements.
Commercial Vehicle Industry Trends
      Our performance and growth are directly related to trends in the commercial vehicle market that are focused on end-user retention, comfort and safety. These commercial vehicle industry trends include the following:
      System Sourcing. Commercial vehicle OEMs are beginning to seek suppliers capable of providing fully-engineered, complete systems rather than suppliers who produce the separate parts that comprise a system. By outsourcing complete systems, OEMs are able to reduce the costs associated with the design and integration of different components and improve quality by requiring their suppliers to assemble and test major portions of the vehicle prior to beginning production. In addition, OEMs are able to develop more efficient assembly processes when complete systems are delivered in sequence rather than as individual parts or components.
      Globalization of Suppliers. To serve multiple markets more cost effectively, many commercial vehicle OEMs are manufacturing global vehicle platforms that are designed in a single location but are produced and sold in many different geographic markets around the world. Having operations in the geographic markets in which OEMs produce their global platforms enables suppliers to meet OEMs’ needs more economically and more efficiently.
      Shift of Design and Engineering to Suppliers. OEMs are focusing their efforts on brand development and overall vehicle design, instead of the design of individual vehicle systems. OEMs are increasingly looking to their suppliers to provide suggestions for new products, designs, engineering developments and manufacturing processes. As a result, Tier 1 suppliers are gaining increased access to confidential planning information regarding OEMs’ future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier 1 suppliers because they generally increase the Tier 1 suppliers’ percentage of vehicle content.
      Broad Manufacturing Capabilities. With respect to commercial vehicle interiors, OEMs are requiring their suppliers to manufacture interior systems and products utilizing alternative materials and processes in order to meet OEMs’ demand for customized styling or cost requirements. In addition, while OEMs seek to differentiate their vehicles through the introduction of innovative interior features, suppliers are proactively developing new interior products with enhanced features.
      Ongoing Supplier Consolidation. The worldwide commercial vehicle supply industry is in the early stages of consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their OEM customers as they expand globally. Suppliers need to provide OEMs with single-point sourcing of integrated systems and modules on a global basis, and this is expected to drive further industry consolidation. Furthermore, the cost focus of most major OEMs has forced suppliers to reduce costs and improve productivity on an ongoing basis, including by achieving economies of scale through consolidation.

BUSINESS
Our Company
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture markets and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      We pursue growth in sales and earnings by offering our customers innovative products and system solutions, emphasizing continuous improvement in the operating performance of our businesses and by acquiring businesses that expand our product range, augment our system solution capabilities, strengthen our customer relationships and expand our geographic footprint. In the past four months, we have separately acquired two commercial vehicle supply businesses that meet these acquisition criteria.

•	On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million. This acquisition makes us the only non-captive producer of steel and aluminum cabs and sleeper box assemblies for the North American Class 8 truck market. The Mayflower acquisition will allow us to offer our truck customers a completely furnished vehicle cab and provide us earlier visibility on cab structure designs and concepts, which will provide us with advantages in our other cab products.

•	On June 3, 2005 we acquired the stock of Monona Corporation, the parent of MWC, for $55.0 million. MWC specializes in low volume electronic wire harnesses and instrument panel assemblies and also assembles cabs for the construction market. The MWC acquisition will enhance our ability to offer integrated electronics and instrument panel assemblies, expand our cab assembly capabilities into new end markets and provide us with a world class Mexican assembly operation strategically located near several of our existing OEM customers.
      Approximately 59% of our pro forma 2004 sales were to the leading heavy-duty truck OEMs, Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/ Mack. The MWC acquisition increases our presence in the construction and agriculture market particularly at Caterpillar and Deere & Co., as well as Oshkosh Truck Corporation, a leader in manufacturing specialty, emergency and military vehicles, which we believe are less cyclical than certain of our other markets. Approximately 84% of our pro forma 2004 sales were in North America, with the balance in Europe and Asia. The following charts depict our 2004 pro forma net sales by product category, end market served, and customer served.

      Demand for commercial vehicles is expected to continue to improve in 2005 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 269,000 units in 2004 to over 341,000 units in 2009, a compound annual growth rate of 5%. This trend is reflected in the North American heavy-duty (Class 8) quarterly production of approximately 81,000 units in the three months ended March 31, 2005, an increase of 48% from the same period in 2004. The medium-duty truck, commercial and heavy equipment, and military and specialty vehicle markets tend to be less cyclical than the heavy-duty (Class 8) market and are growing due to a broad economic recovery, improved technologies in commercial vehicles and equipment and the acceleration of worldwide purchases due to growth in the end markets served by our customers. The market for construction equipment is particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is in the early stages of growth due to broad economic recovery and developing market expansion, particularly in Asia.
      For the year ended December 31, 2004 and the three months ended March 31, 2005, our sales were $380.4 million and $152.4 million, respectively, and our net income was $17.4 million and $10.9 million, respectively. Pro forma sales for the year ended December 31, 2004 and the three months ended March 31, 2005, would have been $671.0 million and $200.3 million, respectively, and pro forma net income would have been $28.8 million and $13.3 million, respectively. At March 31, 2005, on a pro forma basis after giving effect to the MWC acquisition, this offering, the exercise of management’s options to purchase 314,568 shares of our common stock and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total indebtedness of $184.4 million and stockholders’ equity of $144.5 million.
Our Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products, the only non-captive manufacturer of Class 8 truck body systems (which includes cab body assemblies), the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market and the largest global supplier of construction vehicle seating systems. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflower®. The Mayflower and MWC acquisitions gave us the capability to achieve market leadership across a broader spectrum of commercial vehicle systems, including complete truck cab assemblies and electrical wire systems. We expect to benefit from leveraging our customer relationships and dedicated sales force to cross-sell a broader range of products and position ourselves as the leading provider of complete cab systems to the commercial vehicle marketplace.
      Comprehensive Cab Product and Cab System Solutions. We believe that we offer the broadest product range of any commercial vehicle cab supplier. We manufacture approximately 50 product categories, many of which are critical to the interior and exterior subsystems of a commercial vehicle cab. In addition, through our acquisitions of Mayflower and MWC, we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure and the electronic wire harness and instrument panel assemblies. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.
      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design, comfort and features to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that are expected to result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; a back cycler mechanism designed to reduce driver fatigue; a RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.
      Flexible Manufacturing Capabilities and Cost Competitive Position. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and “just-in-time” delivery requirements. We have a network of 27 manufacturing and assembly locations worldwide. Several of our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.
      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, sole source position for certain of our products, leading Class 8 brand names and innovative product features, we believe we are an important long-term supplier to all of the leading truck manufacturers in North America and also a global supplier to leading heavy equipment customers such as Caterpillar, Oshkosh Truck, Deere & Co., Komatsu and Volvo. In addition, through our sales force and engineering teams, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.
      Significant Barriers to Entry. We are a leader in providing critical cab assemblies and components to long running platforms. Considerable barriers to entry exist, including significant capital investment and engineering requirements, stringent OEM technical and manufacturing requirements, high switching costs for OEMs to shift production to new suppliers, just-in-time delivery requirements to meet OEM volume demand and strong brand name recognition.
      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our six senior executives have an average of 25 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods. In addition, we have added significant management, technical and operations talent with our recent acquisitions.
Our Business Strategy
      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:
      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete modular cab systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.
      Leverage Our New Product Development Capabilities. We have made a significant investment in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.
      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and Total Quality Production Systems (“TQPS”) programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures. With the integration of Mayflower and MWC, CVG’s management will be pursuing cost reduction and avoidance opportunities which include: consolidating supplier relationships to achieve lower costs and better terms, combining steel and other material purchases to leverage purchasing power, strategic sourcing of products to OEMs from new facility locations, implementing lean manufacturing techniques to achieve operational efficiencies, improving product quality and delivery and providing additional capacity. Cost reductions will also target merging administrative functions, including accounting, IT and corporate services.
      Grow Sales to the Aftermarket. While commercial vehicles have a relatively long life, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket. We believe that the continued growth in the aftermarket represents an attractive diversification to our OEM business due to its relative stability as well as the market penetration opportunity.
      Pursue Strategic Acquisitions and Continue to Diversify Sales. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities. The acquisition of Mayflower will enable us to be the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The MWC acquisition will enable us to provide integrated electronic systems into our cab products. Each of these acquisitions has expanded and diversified our sales to include a greater percentage to non-heavy truck markets, such as the construction and specialty and military vehicle markets.
Our Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, which became a wholly owned subsidiary of CVG. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. In addition, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that the Mayflower acquisition will also provide significant cost saving opportunities and our complementary customer bases will balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of CVG. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and we believe it is cost competitive on a global basis. The MWC acquisition enhances our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
Products
      We offer OEMs a broad range of products and system solutions for a variety of end market vehicle applications that include local and long-haul commercial truck, bus, construction, specialty automotive, agricultural, military, end market industrial, marine, municipal and recreation. Fleets and OEMs are increasing their focus on cabs and their interiors to differentiate products and improve driver comfort and retention. We manufacture over 50 product categories, many of which are critical to the interior subsystems of a commercial vehicle cab. Although a portion of our products are sold directly to OEMs as finished components, we use most of our products to produce “systems” or “subsystems,” which are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. Systems currently produced by us include cab bodies, sleeper boxes, seating, trim, body panels, storage cabinets, floor covering, mirrors, windshield wipers, headliners, window lifts, door locks, temperature measurement and wire harnesses. We classify our products into five general categories:

(1) seats and seating systems, (2) trim systems and components, (3) mirrors, wipers and controls, (4) cab structures, sleeper boxes, body panels and structural components and (5) electronic wire harnesses and panel assemblies.
      The following table shows the percentage of sales from our principal product categories in 2004 on an actual and pro forma basis:

	2004 Sales

Product Category	Actual	Pro Forma

Seats and Seating Systems	53%	30%
Trim Systems and Components	28	16
Mirrors, Wipers and Controls	19	11
Cab Structures, Sleeper Boxes, Body Panels and Structural Components	—	31
Electronic Wire Harnesses and Panel Assemblies	—	12

Total	100%	100%

      Set forth below is a brief description of our products and their applications:
Seats and Seating Systems.
      We design, engineer and produce seating systems primarily for heavy trucks in North America and for commercial vehicles used in the construction and agricultural industries through our European operations. For the most part, our seats and seating systems are fully-assembled and ready for installation when they are delivered to the OEM. We offer a wide range of seats that include air suspension seats, static seats, passenger seats, bus seats and rail car seats. As a result of our strong product design and product technology, we are a leader in designing seats with convenience features and enhanced safety. Seats and seating systems are the most complex and highly specialized products of our five product categories.
      Heavy Truck Seats. We produce seats and seating systems for Class 8 heavy trucks in our North American operations. Our heavy truck seating systems are designed to achieve maximum driver comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports. Our heavy truck seats are highly specialized based on a variety of different seating options offered in OEM product lines. Our seats are built to customer specifications in low volumes and consequently are produced in numerous combinations with a wide range of price points. There are approximately 350 parts in each seat, resulting in over 2 million possible seat combinations. Adding features to a standard seat is the principal way to increase pricing, and the price of one seat can range from $180 for a standard suspension seat to over $400 for an air seat with enhanced features.
      We differentiate our seats from our competitors’ seats by focusing on three principal goals: driver comfort, driver retention and decreased workers’ compensation claims. Drivers of heavy trucks recognize and are often given the opportunity to specify their choice of seat brands, and we strive to develop strong customer loyalty both at the commercial vehicle OEMs and among the drivers. We believe that we have superior technology and can offer a unique seat base that is ergonomically designed, accommodates a range of driver sizes and absorbs shock to maximize driver comfort. We recently introduced the “Back Cycler” seat mechanism to reduce driver fatigue and a new high performance air suspension seat system.
      Other Commercial Vehicle Seats. We produce seats and seating systems for commercial vehicles used in the global construction and agricultural, bus, commercial transport and municipal industries. The principal focus of these seating systems is durability. These seats are ergonomically designed for difficult working environments, to provide comfort and control throughout the range of seats and chairs.
      Other Seating Products. Our European operations also manufacture office seating products. Our office chair was developed as a result of our experience supplying chairs for the heavy truck, agricultural and construction industries and is fully adjustable to maximize comfort at work. Our office chairs are available in a wide variety of colors and fabrics to suit many different office environments, such as emergency services, call centers, receptions, studios, boardrooms and general office.
Trim Systems and Components.
      We design, engineer, and produce trim systems and components for the interior cabs of commercial vehicles. Our interior trim products are designed to provide a comfortable interior for the vehicle occupants as well as a variety of functional and safety features. The wide variety of features that can be selected by the heavy truck customer makes trim systems and components a complex and highly specialized product category. For example, a sleeper cab can contain three times as many trim components as a day cab, and can cost, on average, over $900 for a fully loaded sleeper cab as compared to $260 for an average day cab. Set forth below is a brief description of our principal trim systems and components:
      Trim Products. Our trim products include A-Pillars, B-Pillars, door panels and interior trim panels. Door panels consist of several component parts that are attached to a substrate. Specific components include vinyl or cloth-covered appliqués, armrests, radio speaker grilles, map pocket compartments, carpet and sound-reducing insulation. In addition, door panels often incorporate electronic and electrical distribution systems and products, including lock and latch, window glass, window regulators and audio systems as well as wire harnesses for the control of power seats, windows, mirrors and door locks. Our products are attractive, lightweight solutions from a traditional cut and sew approach to a contemporary “molded” styling theme. The parts can be color matched or top good wrapped to integrate seamlessly with the rest of the interior. We recently developed a one-step “twin shell” vacuum forming process for flooring systems and headliners.
      Instrument Panels. We produce and assemble instrument panels that can be integrated with the rest of the interior trim. The instrument panel is a complex system of coverings and foam, plastic and metal parts designed to house various components and act as a safety device for the vehicle occupant.
      Body Panels (Headliners/ Wall Panels). Headliners consist of a substrate and a finished interior layer made of fabrics and materials. While headliners are an important contributor to interior aesthetics, they also provide insulation from road noise and can serve as carriers for a variety of other components, such as visors, overhead consoles, grab handles, coat hooks, electrical wiring, speakers, lighting and other electronic and electrical products. As the amount of electronic and electrical content available in vehicles has increased, headliners have emerged as an important carrier of electronic features such as lighting systems.
      Storage Systems. Our modular storage units and custom cabinetry are designed to improve comfort and convenience for the driver. These storage systems are designed to be integrated with the interior trim. These units may be easily expanded and customized with features that include refrigerators, sinks and water reservoirs. Our storage systems are constructed with durable materials and designed to last the life of the vehicle.
      Floor Covering Systems. We have an extensive and comprehensive portfolio of floor covering systems and dash insulators. Carpet flooring systems generally consist of tufted or non-woven carpet with a thermoplastic backcoating which, when heated, allows the carpet to be fitted precisely to the interior or trunk compartment of the vehicle. Additional insulation materials are added to minimize noise, vibration and harshness. Non-carpeted flooring systems, used primarily in commercial and fleet vehicles, offer improved wear and maintenance characteristics. The dash insulator separates the passenger compartment from the engine compartment and prevents engine noise and heat from entering the passenger compartment.
      Sleeper Bunks. We offer a wide array of design choices for upper and lower sleeper bunks for heavy trucks. All parts of our sleeper bunks can be integrated to match the rest of the interior trim. Our sleeper bunks arrive at OEMs fully assembled and ready for installation.
      Grab Handles and Armrests. Our grab handles and armrests are designed and engineered with specific attention to aesthetics, ergonomics and strength. Our T-Skintm product uses a wide range of inserts and substrates for structural integrity. The integral skin urethane offers a soft touch and can be in-mold coated to specific colors.
      Bumper Fascias and Fender Covers. Our highly durable, lightweight bumper fascias and fender covers are capable of withstanding repeated impacts that would deform an aluminum or steel bumper. We utilize a production technique that chemically bonds a layer of paint to the part after it has been molded, thereby enabling the part to keep its appearance even after repeated impacts.
      Privacy Curtains. We produce privacy curtains for use in sleeper cabs. Our privacy curtains include features such as integrated color matching of both sides of the curtain, choice of cloth or vinyl, full “black out” features and low-weight.
      Sun Visors. Our sun visors are fully integrated for multi access mounting and pivot hardware. Our sun visor system includes multiple options such as mirrors, map pockets and different options for positioning. We use low pressure injection molding to produce our premium sun visors with a simulated grain texture.
Mirrors, Wipers and Controls.
      We design, engineer and produce a wide range of mirrors, wipers and controls used in commercial vehicles. Set forth below is a brief description of our principal products in this category:
      Mirrors. We offer a wide range of round, rectangular, motorized and heated mirrors and related hardware, including brackets, braces and side bars. Most of our mirror designs utilize stainless steel pins, fasteners and support braces to ensure durability. We have recently introduced both road and outside temperature devices that are integrated into the mirror face or the vehicle’s dashboard through our Road Watchtm family of products. These systems are principally utilized by municipalities throughout North America to monitor surface temperatures and assist them in dispersing chemicals for snow and ice removal. We have recently introduced a new lower-cost system for use in long-haul commercial trucks and mission critical vehicles such as ambulances. We have also recently introduced a new molded aerodynamic mirror that is integrated into the truck’s exterior.
      Windshield Wiper Systems. We offer application-specific windshield wiper systems and individual windshield wiper components for all segments of the commercial vehicle market. Our windshield wiper systems are generally delivered to the OEM fully assembled and ready for installation. A windshield wiper system is typically comprised of a pneumatic electric motor, linkages, arms, wiper blades, washer reservoirs and related pneumatic or electric pumps. We also produce air-assisted washing systems for headlights and cameras to assist drivers with visibility for safe vehicle operation. These systems utilize window wash fluid and air to create a turbulent liquid/air stream that removes road grime from headlights and cameras. We offer an optional programmable washing system that allows for periodic washing and dry cycles for maximum safety. We have recently introduced a new low-weight, cost effective tubular wiper system design.
      Controls. We offer a range of controls and control systems that includes a complete line of window lifts and door locks, mechanic, pneumatic, electrical and electronic HVAC controls and electric switch products. We specialize in air-powered window lifts and door locks, which are highly reliable and cost effective as compared to similar products powered by electricity. We also offer a variety of electric window lifts and door locks.
Cab Structures, Sleeper Boxes, Body Panels and Structural Components.
      We design, engineer and produce complete cab structures, sleeper boxes, body panels and structural components for the commercial vehicle and automotive industries in North America. Set forth below is a description of our principal products in this category:
      Cab Structures. We design, manufacture, and assemble complete cab structures used primarily in heavy trucks for all the commercial vehicle OEMs in North America. Our cab structures, which are manufactured from both steel and aluminum are delivered to our customers, fully assembled and primed for paint. Our cab structures are built to order based upon options selected by the vehicles’ end-users and delivered to the OEMs, in line sequence, as these end-users’ trucks are manufactured by the OEMs. In addition, we also design, produce and assemble cab structures for certain automotive OEMs.
      Sleeper Boxes. We design, manufacture, and assemble sleeper boxes primarily for heavy trucks in North America. We manufacture both integrated sleeper boxes that are part of the overall cab structure as well as stand alone assemblies depending on the customer application. Sleeper boxes are typically constructed using aluminum exterior panels in combination with steel structural components delivered to our customers in line sequence after the final seal and E-coat process. We build and deliver our sleeper boxes to our OEM customers in sequence.
      Body Panels and Structural Components. We produce a wide range of both steel and aluminum large exterior body panels and structural components. Approximately 80% of the body panels and structural components we manufacture are used internally in our production of cab structures as described above, with the remaining approximately 20% being sold externally to commercial vehicle and automotive OEMs. The products we produce for the external market include large exterior body panels and structural components for both heavy trucks and the Ford GT automobile, heavy truck bumper assemblies and large stampings for the construction industry.
      Electronic Wire Harnesses and Panel Assemblies. We design, engineer and produce a wide range of electronic wire harnesses and related assemblies as well as panel assemblies used in commercial vehicles and other equipment. Set forth below is a brief description of our principal products in this category.
      Electronic Wire Harnesses. We offer a broad range of complex electronic wire harness assemblies that function as the primary current carrying devices used to provide electrical interconnections for gauges, lights, control functions, power circuits and other electronic applications on a commercial vehicle or related unit of equipment. Our wire harnesses are highly customized to fit specific end-user requirements and often include more than 350 individual circuits and weigh more than 30 pounds. We provide our wire harnesses for a wide variety of commercial vehicles, military vehicles, specialty trucks and other specialty applications, including heavy-industrial equipment and medical equipment.
      Panel Assemblies. We assemble large, integrated components such as panel assemblies and cabinets for commercial vehicle OEMs, other heavy equipment manufacturers and medical equipment manufacturers. The panels and cabinets we assemble are installed in key locations on a vehicle or unit of equipment, are integrated with our wire harness assemblies and provide user control over certain operational functions and features.
Customers and Marketing
      We sell our products principally to the commercial vehicle OEM market. Approximately 75% of our 2004 sales and approximately 78% of our pro forma 2004 sales were derived from sales to commercial vehicle OEMs, with the remainder derived principally from aftermarket sales.

      We supply our products primarily to heavy truck OEMs, the aftermarket and OEM service segment and other commercial vehicle OEMs. The following is a summary of our sales by end-user market segment in 2004 on an actual and pro forma basis:

	2004 Sales

End-User Market	Actual	Pro Forma

Heavy Truck OEM	54%	59%
Aftermarket and OEM Service	11	7
Construction	18	18
Bus	2	1
Military	2	2
Agriculture	1	1
Other	12	12

Total	100%	100%

      Our principal customers in the heavy truck OEM market include PACCAR, Freightliner, International and Volvo/ Mack. We believe we are an important long-term supplier to all leading truck manufacturers in North America because of our comprehensive product offerings, leading brand names and product innovation. In our European operations, our principal customers in the commercial vehicle market include Caterpillar, Volvo, Deere & Co., Komatsu and CNH Global (Case New Holland). We also sell our trim products to OEMs in the marine and recreational vehicle industries and seating products to office product manufacturers principally in Europe.
      The following is a summary of our significant OEM customers in 2004 on an actual and pro forma basis:

	2004 Sales

Customer	Actual	Pro Forma

PACCAR	28%	16%
Freightliner	17	14
International	9	18
Caterpillar	5	10
Volvo/ Mack	6	12
Komatsu	3	2
Deere & Co.	1	2
Oshkosh Truck	1	3
Other	30	23

Total	100%	100%

Except as set forth in the above table, no other customer accounted for more than 10% of our revenues in 2004.
      Primarily as a result of our European operations, we derived approximately 28% of our actual 2004 sales and 16% of our pro forma 2004 sales from outside of North America. Our European operations currently serve customers located in Europe and Asia.
      Our OEM customers generally source business to us pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements for a particular product program rather than the supply of a specific quantity of products. In general, these contracts, purchase orders and commitments provide that the customer can terminate the contract, purchase order or commitment if we do not meet specified quality and delivery requirements. Such contracts, purchase orders or other firm commitments generally extend for the entire life of a platform, which is typically five to seven years. Although these contracts, purchase orders or other commitments may be terminated at any time by our customers (but not by us), such terminations have been minimal and have not had a material impact on our results of operations. In order to reduce our reliance on any one vehicle model, we produce products for a broad cross-section of both new and more established models.
      Our contracts with our major OEM customers generally provide for an annual productivity cost reduction. These reductions are calculated on an annual basis as a percentage of the previous year’s purchases by each customer. The reduction is achieved through engineering changes, material cost reductions, logistics savings, reductions in packaging cost and labor efficiencies. Historically, most of these cost reductions have been offset by both internal reductions and through the assistance of our supply base, although no assurances can be given that we will be able to achieve such reductions in the future. If the annual reduction targets are not achieved then the difference is recovered through price reductions. Our cost structure is comprised of a high percentage of variable costs that provides us with additional flexibility during economic cycles.
      Our sales and marketing efforts with respect to our OEM sales are designed to create overall awareness of our engineering design and manufacturing capabilities and to enable us to be selected to supply products for new and redesigned models by our OEM customers. Our sales and marketing staff works closely with our design and engineering personnel to prepare the materials used for bidding on new business as well as to provide a consistent interface between us and our key customers. Most of our sales and marketing personnel have engineering backgrounds which enable them to participate in the design and engineering aspects of acquiring new business as well as ongoing customer service. We currently have sales and marketing personnel located in every major region in which we operate. From time to time, we also participate in industry trade shows and advertise in industry publications. One of our ongoing initiatives is to negotiate and enter into long term supply agreements with our existing customers that allow us to leverage all of our business and provide a complete cab system to our commercial vehicle OEM customers.
      Our principal customers for our aftermarket sales include the OEM dealers and independent wholesale distributors. Our sales and marketing efforts for our aftermarket sales are focused on support of these two distribution chains, as well as direct contact with all major fleets.
Design and Engineering Support
      We work with our customers’ engineering and development teams at the beginning of the design process for new components and assemblies, or the redesign process for existing components and assemblies, in order to maximize production efficiency and quality. These processes may take place from one to three years prior to the commencement of production. On average, development of a new component takes 12 to 24 months during the design phase, while the re-engineering of an existing part may take from one to six months. Early design involvement can result in a product that meets or exceeds the customer’s design and performance requirements and is more efficient to manufacture. In addition, our extensive involvement enhances our position for bidding on such business. We work aggressively to ensure that our quality and delivery metrics distinguish us from our competitors.
      We focus on bringing our customers integrated products that have superior content, comfort and safety. Consistent with our value-added engineering focus, we have developed relationships with the engineering departments of our customers and have placed resident engineers with PACCAR and Freightliner, two of our largest customers. These relationships not only help us to identify new business opportunities but also enable us to compete based on the quality of our products and services, rather than exclusively on price. In addition, we have also provided engineering solutions for certain specialty vehicles including, most recently, the body development for the prestigious Ford GT sports car.
      We are currently involved in the design stage of several products for our customers and will begin production of these products in the years 2005 to 2007.

Intellectual Property
      We consider ourselves to be a leader in both product and process technology, and, therefore, protection of intellectual property is important to our business. Our principal intellectual property consists of product and process technology, a limited number of United States and foreign patents, trade secrets, trademarks and copyrights. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trade secret, trademark or copyright, or group of patents, trade secrets, trademarks or copyrights is critical to the success of our business. Our policy is to seek statutory protection for all significant intellectual property embodied in patents, trademarks and copyrights. From time to time, we grant licenses under our patents and technology and receive licenses under patents and technology of others.
      We market our products under well-known brand names that include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflowertm. We believe that our brands are valuable and are increasing in value with the growth of our business, but that our business is not dependent on such brands. We own U.S. federal registrations for several of our brands.
Research and Development
      Our objective is to be a leader in offering superior quality and technologically advanced products to our customers at competitive prices. We engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop new products for existing and new applications. The Mayflower acquisition has significantly expanded our capabilities in this regard by adding another design facility and prototype shop in Farmington Hills, Michigan and increasing the size of our design and engineering team.
Manufacturing
      A description of the manufacturing processes we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. Our seating operations utilize a variety of manufacturing techniques whereby fabric is affixed to an underlying seat frame. We also manufacture and assemble the seat frame, which involves complex welding. For the most part, we utilize outside suppliers to produce the individual components used to assemble the seat frame.

•	Trim Systems and Components. Our interior systems process capabilities include injection molding, low-pressure injection molding, urethane molding and foaming processes, compression molding, and vacuum and twin shell vacuum forming as well as various trimming and finishing methods.

•	Mirrors, Wipers and Controls. We manufacture our mirrors, wipers and controls utilizing a variety of manufacturing processes and techniques. Our mirrors, wipers and controls are 100% hand assembled, tested and packaged.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. We utilize a wide range of manufacturing processes to produce the majority of the steel and aluminum stampings used in our cab structures, sleeper boxes, body panels and structural components and a variety of both robotic and manual welding techniques in the assembly of these products. In addition, both our Norwalk, Ohio and Kings Mountain, North Carolina facilities have large capacity, fully automated E-coat paint priming systems allowing us to provide our customers with a paint-ready cab product. Due to their high cost, full body E-coat systems, such as ours, are rarely found outside of the manufacturing operations of the major OEMs. The four major large press lines at our Shadyside, Ohio facility provide us with the in-house manufacturing flexibility for both aluminum and steel stampings delivered just in time to our cab assembly plants. This plant also provides us with low volume forming and processing techniques including laser trim operations that minimize investment and time to manufacture for low volume applications.

•	Electronic Wire Harnesses and Panel Assemblies. We utilize several manufacturing techniques to produce the majority of our electronic wire harnesses and panel assemblies. Our processes, both manual and automated, are designed to produce complex, low- to medium-volume wire harnesses and panel assemblies in short time frames. Our wire harnesses and panel assemblies are both electronically and hand tested.

      We have a broad array of processes to offer our commercial vehicle OEM customers to enable us to meet their styling and cost requirements. The interior of the vehicle cab is the most significant and appealing aspect to the driver of the vehicle, and consequently each commercial vehicle OEM has unique requirements as to feel, appearance and features. Within the last several years, we added new technologies, including injection molding, compression molding and vacuum forming capabilities, to our facilities through research and development, licenses of patented technology and equipment purchases.
      The end markets for our products are highly specialized and our customers frequently request modified products in low volumes within an expedited delivery timeframe. As a result, we primarily utilize flexible manufacturing cells at the vast majority of our production facilities. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. This provides flexibility by allowing efficient changes to the number of operations each operator performs. When compared to the more traditional, less flexible assembly line process, cell manufacturing allows us to maintain our product output consistent with our OEM customers’ requirements and reduce the level of inventory. While the Norwalk and Shadyside, Ohio and Kings Mountain, North Carolina manufacturing facilities we recently acquired as part of the Mayflower acquisition do utilize an assembly line model, we believe we can adapt these operations to accommodate product changes and limit future capital expenditures.
      When an end-user buys a commercial vehicle, the end-user will specify the seat and other features for that vehicle. Because each of our seating systems is unique, our manufacturing facilities have significant complexity which we manage by building in sequence. We build our seating systems as orders are received, and systems are delivered to the customer’s rack in the sequence that the vehicles come down the assembly line. We have systems in place that allow us to provide complete customized interior kits in boxes that are delivered in sequence, and we intend to expand upon these systems such that we will be able to provide, in sequence, fully integrated modular systems combining the cab body and interior and seating systems.
      In most instances, we keep track of our build sequence by vehicle identification number, and components are identified by bar code. Sequencing reduces our cost of production because it eliminates warehousing costs and reduces waste and obsolescence, offsetting any increased labor costs. Several of our manufacturing facilities are strategically located near our customers’ assembly plants, which facilitates this process and minimizes shipping costs.
      We employ just-in-time manufacturing and system sourcing in our operations to meet customer requirements for faster deliveries and to minimize our need to carry significant inventory levels. We utilize visual material systems to manage inventory levels, and in certain locations we have inventory delivered as often as two times per day from a nearby facility based on the previous day’s order. This eliminates the need to carry excess inventory at our facilities.
      Typically, in a strong economy, new vehicle production increases and there is more money to be spent on enhancements to the truck interior. As demand goes up, the mix of our products shifts towards more expensive systems, such as sleeper units, with enhanced features and higher quality materials. The shift from low-end units to high-end units amplifies the positive effect a strong economy has on our business. Conversely, when the market drops and customers shift away from ordering high-end units with enhanced features, our business suffers from both lower volume and lower pricing. We strive to manage down cycles by running our facilities at capacity while maintaining the capability and flexibility to expand. We work with our employees and rely on their involvement to help eliminate problems and re-align our capacity. During a ramp-up of production, we have plans in place to manage increased demand and achieve on-time delivery. Our strategies include alternating between human and machine production and allowing existing employees to try higher skilled positions while hiring new employees for lower skilled positions.
      During 2002, as a means to enhance our operations, we began to implement TQPS throughout our operations. TQPS is our customized version of Lean Manufacturing and consists of a 32 hour interactive class that is taught exclusively by members of our management team. While we are in the beginning phases of TQPS initiatives, a significant portion of the labor efficiencies we gained over the past few years is due to the program. TQPS is an analytical process in which we analyze each of our manufacturing cells and identify the most efficient process to improve efficiency and quality. The goal is to achieve total cost management and continuous improvement. Some examples of TQPS-related improvements are: reduced labor to move parts around the facility, clear walking paths in and around manufacturing cells and increased safety. An ongoing goal is to reduce the time employees spend waiting for materials within a facility. We intend to implement TQPS improvements at each of the manufacturing facilities we recently acquired as part of the Mayflower acquisition and the MWC acquisition and anticipate that this will increase operational efficiency, improve product quality and provide additional capacity at these locations.
Raw Materials and Suppliers
      A description of the principal raw materials we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. The principal raw materials used in our seat systems include steel, aluminum and foam chemicals, and are generally readily available and obtained from multiple suppliers under various supply agreements. Leather, fabric and certain components are also purchased from multiple suppliers under supply agreements. Typically, our supply agreements last for at least one year and can be terminated by us for breach or convenience. Some purchased components are obtained from our customers.

•	Trim Systems and Components. The principal raw materials used in our interior systems processes are resin and chemical products, which are formed and assembled into end products. These raw materials are obtained from multiple suppliers, typically under supply agreements which last for at least one year and are terminable by us for breach or convenience.

•	Mirrors, Wipers and Controls. The principal raw materials used to manufacture our mirrors, wipers and controls are steel, stainless steel, aluminum, glass and rubber, which are generally readily available and obtained from multiple suppliers.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. The principal raw materials used in our cab structures, sleeper boxes, body panels and structural components are steel and aluminum, the majority of which we purchase in sheets and stamp at our Shadyside, Ohio facility. These raw materials are generally readily available and obtained from several suppliers, typically under purchase orders that are cancelable by us without cause, pursuant to one year supply agreements.

•	Electronic Wire Harnesses and Panel Assemblies. The principal raw materials used to manufacture our electronic wire harnesses are wire, connectors, terminals, switches, relays and braid fabric. These raw materials are obtained from multiple suppliers and are generally readily available. Many of our customers specify particular wire and connectors and, as such, negotiate pricing of these materials directly with our customers. Our panel assembly materials are generally procured directly from the customer.
      Our supply agreements generally provide for fixed pricing but do not require us to purchase any specified quantities. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules as well as service requirements. We purchase materials such as steel, foam, vinyl and cloth in large quantities on a global basis through our central corporate office, and other materials for which we require lower volumes are purchased directly by our facilities. We purchase steel at market prices, which during the last year, have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand. As a result, we are currently being assessed surcharges on certain of our purchases of steel. We continue to work with our customers and suppliers to minimize the impact of such surcharges. We intend to exploit the increased purchasing power we have gained through the Mayflower acquisition to obtain purchase price reductions on certain raw materials, such as steel and aluminum. We do not believe we are dependent on a single supplier or limited group of suppliers for our raw materials.
Competition
      Within each of our principal product categories, we compete with a variety of independent suppliers and with OEMs’ in-house operations, primarily on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. We believe we are the only supplier in the North American commercial vehicle market that can offer complete cab systems in sequence integrating interior systems (including seats, interior trim and flooring systems) with the cab structure. A summary of our estimated market position and primary independent competitors is set forth below.

•	Seats and Seating Systems. We believe that we have the number one market position in North America with respect to our seating operations. We also believe that we have the number one market position in supplying seats and seating systems to commercial vehicles used in the construction industry on a worldwide basis. Our primary independent competitors in the North American commercial vehicle market include Sears Manufacturing Company, Accuride Corporation and Seats, Inc., and our primary competitors in the European commercial vehicle market include Grammar and Isringhausen.

•	Trim Systems and Components. We believe that we have the number one market position in North America with respect to our interior trim products. We face competition from a number of different competitors with respect to each of our trim system products and components. Overall, our primary independent competitors are ConMet, Fabriform, TPI, Findlay, Superior and Mitras.

•	Mirrors, Wipers and Controls. We believe that we hold the number two market position in North America with respect to our windshield wiper systems and mirrors. We face competition from a number of different competitors with respect to each of our principal products in this category. Our principal competitors for mirrors are Hadley, Lang-Mekra and Trucklite, and our principal competitors for windshield wiper systems are Johnson Electric, Trico and Valeo.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. We believe we have the number one market position in North America with respect to our cab structural components and the number two position in North America with respect to our cab structures, sleeper boxes and body panels. Our principal competitors with regard to structural components are Magna Inoxydable Inc., Ogihara Corporation, Q3 Stamped Metal, Inc. and Defiance Metal Products. Our principal competitors with regard to cab structures are the in-house operations of Freightliner, PACCAR, International and Volvo/ Mack.

•	Electronic Wire Harnesses and Panel Assemblies. We believe that we are a leading producer of low- to medium-volume complex, electronic wire harnesses and related assemblies used in the global heavy equipment, commercial vehicle, heavy-truck and specialty and military vehicle markets. Our principal competitors for electronic wire harnesses include large diversified suppliers such as Delphi, Lear, Leoni and Stoneridge and smaller independent companies such as Fargo Assembly, Schofield Enterprises and Unlimited Services.

Seasonality
      OEMs’ production requirements are generally higher in the first three quarters of the year as compared to the fourth quarter. We believe this seasonality is due, in part, to demand for new vehicles softening during the holiday season and as a result of the winter months in North America and Europe. Also, the major North American OEM manufacturers generally close their production facilities for the last two weeks of the year.
Employees
      As of December 31, 2004 we had approximately 2,700 permanent and temporary employees, of whom approximately 16% were salaried and the balance were hourly. While none of the hourly employees in our North American operations were unionized, approximately 43% of our employees at our United Kingdom operations were represented by shop steward committees.
      As a result of the Mayflower acquisition, our number of employees has increased to approximately 3,700, of whom approximately 16% are salaried and the balance are hourly. In addition, we have unionized work forces at each of our newly acquired Norwalk, Ohio and Shadyside, Ohio facilities (representing 87% and 74% of their work forces, respectively). Although, we have no operating history with these work forces or prior relationship with the unions which represent them, Mayflower has not experienced any material strikes, lockouts or work stoppages at these facilities in the last three years.
      As the result of the MWC acquisition, our number of employees increased to approximately 5,500, of whom approximately 12% are salaried and the balance are hourly. With the MWC acquisition, we added approximately 1,300 employees in a Mexico facility, who are unionized under the Confederación de Trabajadores de Mexico union in Mexico. Although we have no operating history with this work force or prior relationship with the union that represents them, MWC has not experienced any material strikes, lockouts or work stoppages at these facilities in the last three years. The remainder of employees added with the MWC acquisition are not unionized. Overall we consider our relationship with our employees to be satisfactory.
Backlog
      We do not generally obtain long-term, firm purchase orders from our customers. Rather, our customers typically place annual blanket purchase orders, but these orders do not obligate them to purchase any specific or minimum amount of products from us until a release is issued by the customer under the blanket purchase order. Releases are typically placed within 30 to 90 days of required delivery and may be canceled at any time, in which case the customer would be liable for work in process and finished goods. We do not believe that our backlog of expected product sales covered by firm purchase orders is a meaningful indicator of future sales since orders may be rescheduled or canceled.
Properties
      Our corporate office is located in New Albany, Ohio. Several of our manufacturing facilities are located near our OEM customers to reduce our distribution costs, reduce risk of interruptions in our delivery schedule, further improve customer service and provide our customers with reliable delivery of stock and custom requirements even under condensed time constraints. The following table provides selected information regarding our principal facilities:

Approximate
Location	Products Produced	Square Footage	Ownership Interest

Norwalk, Ohio(1)	Cab, Sleeper Box, Interior Trim Assembly and Ford GT Assembly	303,000 sq. ft.	Owned
Vonore, Tennessee (2 facilities)	Seats, Mirrors	245,000 sq. ft.	Owned/Leased

Approximate
Location	Products Produced	Square Footage	Ownership Interest

Shadyside, Ohio(1)	Stamping of Steel and Aluminum Structural and Exposed Stamped Components	225,000 sq. ft.	Owned
Northampton, England	Seats (office and commercial vehicle)	210,000 sq. ft.	Leased
Kings Mountain, North Carolina(1)	Cab, Sleeper Box, Interior Trim Assembly	180,000 sq. ft.	Owned
Statesville, North Carolina (2 facilities)	Interior Trim, Seats	163,000 sq. ft.	Leased
Seattle, Washington	RIM Process, Interior Trim, Seats	156,000 sq. ft.	Owned
Michigan City, Indiana	Wipers, Switches	87,000 sq. ft.	Leased
Dublin, Virginia	Interior Trim, Seats	79,000 sq. ft.	Owned
Denton, Texas(3)	Interior Trim, Seats	69,000 sq. ft.	Leased
Vancouver, Washington (2 facilities)	Interior Trim	63,000 sq. ft.	Leased
Chillicothe, Ohio	Interior Trim, Dash Assembly	62,000 sq. ft.	Owned
Shanghai, China	Seats	50,000 sq. ft.	Leased
Bellaire, Ohio(1)	Warehouse Facility	40,000 sq. ft.	Leased
Norwalk, Ohio(1)	Warehouse Facility	34,000 sq. ft.	Leased
New Albany, Ohio	Corporate Headquarters	8,000 sq. ft.	Leased
Tacoma, Washington	Injection Molding	25,000 sq. ft.	Leased
Plain City, Ohio	R&D, Lab	8,000 sq. ft.	Leased
Seneffs (Brussels), Belgium	Seat Assembly	35,000 sq. ft.	Leased
Brisbane (HQ), Australia	Seat Assembly	50,000 sq. ft.	Leased
Farmington Hills, Michigan(1)	R&D, Lab	25,000 sq. ft.	Leased
Sodentalje (Stockholm), Sweden	Seat Assembly	12,000 sq. ft.	Leased
Dublin, Ohio	Administration	14,000 sq. ft.	Leased
Naperville, Illinois(2)	Administration	2,550 sq. ft.	Leased
Agua Prieta, Mexico (3 facilities)(2)	Wire Harness Assembly	116,000 sq. ft.	Leased
Douglas, Arizona(2)	Warehouse Facility	11,700 sq. ft.	Leased
Monona, Iowa(2)	Wire Harness/ Panel Assembly	62,000 sq. ft.	Owned
Edgewood, Iowa(2)	Wire Harness/ Assembly	18,000 sq. ft.	Leased
Spring Green, Wisconsin(2)	Wire Harness/ Panel Assembly	38,000 sq. ft.	Leased
Livingston, Wisconsin(2)	Wire Harness/ Panel Assembly	22,000 sq. ft.	Leased
Redgranite, Wisconsin(2)	Wire Harness Engineering Support	2,000 sq. ft.	Leased
Dekalb, Illinois(2)	Cab Assembly	60,000 sq. ft.	Leased

(1)	This facility or lease was acquired through the Mayflower acquisition as described herein.

(2)	This facility or lease was acquired through the MWC acquisition as described herein.

(3)	This facility is currently dormant.

      We also have leased sales and service offices located in Australia and France.
      Utilization of our facilities varies with North American and European commercial vehicle production and general economic conditions in such regions. All locations are principally used for manufacturing, except for our New Albany and Dublin, Ohio and Naperville, Illinois corporate and administrative offices, our Plain City, Ohio, Farmington Hills, Michigan and Redgranite, Wisconsin research, development and engineering facilities and our leased warehouse facilities in Douglas, Arizona and Bellaire and Norwalk, Ohio.
Legal Proceedings
      From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. We do not have any material litigation at this time.
Environmental Matters
      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. Although we strive to comply with all applicable environmental, health, and safety requirements, we cannot assure you that we are, or have been, in complete compliance with such requirements. If we violate or fail to comply with environmental laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us.
      Several of our facilities are either certified as, or are in the process of being certified as, ISO 14000 (the international environmental management standard) compliant or are developing similar environmental management systems. Although we have made, and will continue to make, capital expenditures to implement such environmental programs and comply with environmental requirements, we do not expect to make material capital expenditures for environmental controls in 2005 or 2006. The environmental laws to which we are subject have become more stringent over time, however, and we could incur material costs or expenses in the future to comply with environmental laws. For example, our Northampton, U.K. facility will likely be required to obtain an Integrated Pollution Prevention Control (“IPPC”) permit prior to 2007. That permit will require that we use best available techniques at the facility to minimize pollution. Although the requirements of the permit are not yet known, because the facility is already operating under an integrated pollution control permit, we do not expect to have to make material capital expenditures to obtain or comply with the IPPC permit.
      Certain of our operations generate hazardous substances and wastes. If a release of such substances or wastes occurs at or from our properties, or at or from any offsite disposal location to which substances or wastes from our current or former operations were taken, or if contamination is discovered at any of our current or former properties, we may be held liable for the costs of cleanup and for any other response by governmental authorities or private parties, together with any associated fines, penalties or damages. In most jurisdictions, this liability would arise whether or not we had complied with environmental laws governing the handling of hazardous substances or wastes.
      In connection with the Mayflower and MWC acquisitions, we obtained indemnities for certain environmental liabilities relating to the acquired and leased facilities, subject to certain limitations. However, we cannot assure you that the sellers will be able to satisfy all of their obligations under these indemnities or that these indemnities will cover all environmental liabilities that might arise.

Government Regulation
      The products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation. Our business, however, is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to safety, emissions and noise standards imposed by the EPA, state regulatory agencies, such as the California Air Resources Board (CARB), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration.
      Changes in emission standards and other governmental regulations impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods following such date. New emission standards for engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth certain information with respect to our current directors and executive officers. (ages as of March 31, 2005).

Name	Age	Principal Position(s)

Scott D. Rued	48	Chairman and Director
Mervin Dunn	51	President, Chief Executive Officer and Director
Gerald L. Armstrong	43	President – CVG Americas
Gordon Boyd	57	President – CVG International
James F. Williams	58	Vice President of Human Resources
Chad M. Utrup	32	Vice President of Finance and Chief Financial Officer
S.A. Johnson	65	Director
David R. Bovee	55	Director
Eric J. Rosen	44	Director
Richard A. Snell	63	Director
      The following biographies describe the business experience of our directors and executive officers.
      Scott D. Rued has served as a Director since February 2001 and Chairman since April 2002. Since September 2003, Mr. Rued has served as a Managing Partner of Thayer Capital Partners (“Thayer”). Prior to joining Thayer, Mr. Rued served as President and Chief Executive Officer of Hidden Creek from May 2000 to August 2003. From January 1994 through April 2000, Mr. Rued served as Executive Vice President and Chief Financial Officer of Hidden Creek. Mr. Rued is presently the Chairman and a Director of Dura Automotive Systems, Inc., a manufacturer of driver control systems, window systems and door systems for the global automotive industry.
      Mervin Dunn has served as our President and Chief Executive Officer since June 2002, and prior thereto served as the President of Trim Systems, commencing upon his joining us in October 1999. From 1998 to 1999, Mr. Dunn served as the President and Chief Executive Officer of Bliss Technologies, a heavy metal stamping company. From 1988 to 1998, Mr. Dunn served in a number of key leadership roles at Arvin Industries, including Vice President of Operating Systems (Arvin North America), Vice President of Quality, and President of Arvin Ride Control. From 1985 to 1988, Mr. Dunn held several key management positions in engineering and quality assurance at Johnson Controls Automotive Group, an automotive trim company, including Division Quality Manager. From 1980 to 1985, Mr. Dunn served in a number of management positions for engineering and quality departments of Hyster Corporation, a manufacturer of heavy lift trucks.
      Gerald L. Armstrong has served as the President – CVG Americas since March 2003. From July 2002 to March 2003, Mr. Armstrong served as Vice President and General Manager of National Seating and KAB North America. Prior to joining us, Mr. Armstrong served from 1995 to 2000 and from 2000 to July 2002 as Vice President and General Manager, respectively, of Gabriel Ride Control Products, a manufacturer of shock absorbers and related ride control products for the automotive and light truck markets, and a wholly owned subsidiary of ArvinMeritor Inc. Mr. Armstrong began his service with ArvinMeritor Inc., a manufacturer of automotive and commercial vehicle components, modules and systems in 1987, and served in various positions of increasing responsibility within its light vehicle original equipment and aftermarket divisions before starting at Gabriel Ride Control Products. Prior to 1987, Mr. Armstrong held various positions of increasing responsibility including Quality Engineer and Senior Quality Supervisor and Quality Manager with Schlumberger Industries and Hyster Corporation.
      Gordon Boyd has served as President – CVG International since June 2005 and prior thereto served as our President – Mayflower Vehicle Systems from the time we completed the acquisition of Mayflower in

February 2005. Mr. Boyd joined Mayflower Vehicle Systems U.K. as Manufacturing Director in 1993. In 2002, Mr. Boyd became President and Chief Executive Officer of MVS, Inc.
      James F. Williams has served as the Vice President of Human Resources since August 1999. Prior to joining us, Mr. Williams served as Corporate Vice President of Human Resources and Administration for SPECO Corporation from January 1996 to August 1999. From April 1984 to January 1996, Mr. Williams served in various key human resource management positions in General Electric’s Turbine, Lighting and Semi Conductor business. In addition, Mr. Williams served as Manager of Labor Relations and Personnel Services at Mack Trucks’ Allentown Corporate location from 1976 to 1984.
      Chad M. Utrup has served as the Vice President and Chief Financial Officer since January 2003, and prior thereto served as the Vice President of Finance at Trim Systems since 2000. Prior to joining us in February 1998, Mr. Utrup served as a project management group member at Electronic Data Systems. While with Electronic Data Systems, Mr. Utrup’s responsibilities included financial support and implementing cost recovery and efficiency programs at various Delphi Automotive Systems support locations.
      Sankey A. (“Tony”) Johnson has served as a Director since September 2000. Mr. Johnson served as the Chairman of Hidden Creek from May 2001 to May 2004 and from 1989 to May 2001 was its Chief Executive Officer and President. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. Mr. Johnson is also Chairman and Director of Tower Automotive, Inc., and a Director of J.L. French Automotive Castings, Inc.
      David R. Bovee has served as a Director since October 2004. Mr. Bovee has served as Vice President and Chief Financial Officer of Dura Automotive Systems, Inc. (“Dura”) from January 2001 to March 2005 and from November 1990 to May 1997. From May 1997 until January 2001, Mr. Bovee served as Vice President of Business Development for Dura. Mr. Bovee also served as Dura’s Assistant Secretary. Prior to joining Dura, Mr. Bovee served as Vice President at Wickes Manufacturing Company in its Automotive Group from 1987 to 1990.
      Eric J. Rosen has served as a Director since August 2004. Mr. Rosen has served as a partner at MSD Capital, L.P., a New York based investment firm, since March 2005. Prior to joining MSD Capital, Mr. Rosen served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, from 1994 to March 2005. Mr. Rosen served as a Vice President of Onex Investment Corp. from 1989 to 1994. Prior thereto, Mr. Rosen was employed in the merchant banking group at Kidder, Peabody & Co. from 1987 to 1989. Mr. Rosen also currently serves as a Director of J.L. French Automotive Castings, Inc. and DRS Technologies, Inc.
      Richard A. Snell has served as a Director since August 2004. Mr. Snell has served as an Operating Partner at Thayer Capital Partners since 2003. Prior to joining Thayer, Mr. Snell was a consultant from 2000 to 2003 and prior thereto, served as Chairman and Chief Executive Officer of Federal-Mogul Corporation, an automotive parts manufacturer, from 1996 to 2000. In October 2001, when Mr. Snell was no longer affiliated with that company, Federal Mogul Corporation filed a voluntary petition for reorganization under the federal bankruptcy laws. Prior to joining Federal-Mogul Corporation, Mr. Snell served as Chief Executive Officer at Tenneco Automotive, also an automotive parts manufacturer. Mr. Snell currently serves on the board of Schneider National, Inc.
      Each director is elected to serve until the next annual meeting of stockholders or until a successor is duly elected and qualified. Our executive officers are duly elected by the board to serve until their respective successors are elected and qualified. There are no family relationships between any of our directors or executive officers. All of our existing directors other than Mr. Bovee were elected pursuant to the terms of an investor stockholders agreement. See “Certain Relationships and Related Transactions – Investor Stockholders Agreement.”

Composition of the Board of Directors
      Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class II directors, 2007 for the Class III directors and 2008 for the Class I directors.
      The current composition of our board of directors is as follows:

•	our Class I directors are Scott D. Rued and David R. Bovee;

•	our Class II directors are Mervin Dunn and S.A. Johnson; and

•	our Class III directors are Eric J. Rosen and Richard A. Snell.
      Our amended and restated by-laws provide that the authorized number of directors, which is six, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.
      Our board of directors consists of six members, two of whom qualify as “independent” according to the rules and regulations of the SEC and The Nasdaq National Market. The rules of the SEC and The Nasdaq National Market require that a majority of our board of directors qualify as “independent” no later than the first anniversary of the completion of our initial public offering. We intend to comply with these requirements and expect to add additional “independent” directors prior to the August 2005 anniversary of the completion of our initial public offering.
Compensation of Directors
      Directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders receive an annual retainer of $50,000 and are reimbursed for their out-of-pocket expenses incurred in connection with board participation. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board of directors or the compensation committee of any other company. See “Certain Relationships and Related Transactions – Management and Advisory Agreements” for a discussion of the relationship between us and Hidden Creek.
Committees of the Board of Directors
      Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.
      Audit Committee. Our audit committee is comprised of Messrs. Bovee (Chairman), Rued and Snell, of whom Mr. Snell and Mr. Bovee are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. Mr. Bovee has been named as our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. The audit committee is responsible for: (1) the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report; (2) reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence; (3) approving, in advance, all audit and non-audit services to be performed by the independent auditors; (4) overseeing our accounting and financial reporting processes and the audits of our financial statements; (5) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (6) engaging independent counsel and other advisers as the audit committee deems necessary; (7) determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses; (8) reviewing and assessing the adequacy of our formal written charter on an annual basis; and (9) handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time. Our board of directors adopted a written charter for our audit committee, which is posted on our web site. Deloitte & Touche LLP currently serves as our independent registered public accounting firm.
      Compensation Committee. Our compensation committee is comprised of Messrs Bovee, Johnson and Snell (Chairman), of whom, Mr. Snell and Mr. Bovee are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. The compensation committee is responsible for: (1) determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers; (2) reviewing our compensation and benefit plans to ensure that they meet corporate objectives; (3) administering our stock plans and other incentive compensation plans; and (4) such other matters that are specifically delegated to the compensation committee by our board of directors from time to time. Our board of directors adopted a written charter for our compensation committee, which is posted on our web site.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Rued (Chairman), Snell and Bovee, of whom, Mr. Snell and Mr. Bovee are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. The nominating and corporate governance committee is responsible for: (1) selecting, or recommending to our board of directors for selection, nominees for election to our board of directors; (2) making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members; (3) monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and (4) such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time. Our board of directors adopted a written charter for our nominating and corporate governance committee, which specifically addresses the nominations process and is posted on our web site at www.cvgrp.com.
      Additional “independent” directors will be added prior to the anniversary of our August 2004 initial public offering to replace existing members of our audit, compensation and nominating and corporate governance committees to the extent necessary to comply with the applicable rules and regulations of the SEC and The Nasdaq National Market.

Compensation of Executive Officers
      The following table sets forth information concerning the compensation earned for the last two fiscal years by our Chief Executive Officer and the four other executive officers who were our most highly compensated executive officers in our last fiscal year (collectively, the “Named Executive Officers”).
Summary Compensation Table

						Long Term
						Compensation
	Annual Compensation ($)
						Stock Option	All Other
Name and Principal Position	Year	Salary	Bonus		Other(1)	Awards (Shares)	Compensation ($)(2)

Mervin Dunn	2004	330,000	297,442		—	476,664	8,000
President and Chief	2003	314,995	167,872		—	—	4,725
Executive Officer
Donald P. Lorraine(3)	2004	250,984	164,925	(4)	—	102,133	—
President – CVG Europe	2003	217,261	90,926		—	—	—
and Asia
Gerald L. Armstrong	2004	230,000	81,532		—	142,973	6,479
President – CVG Americas	2003	170,000	31,400		—	—	5,100
James F. Williams	2004	172,000	79,137		—	102,133	4,839
Vice President of Human	2003	165,007	84,270		—	—	2,475
Resources
Chad M. Utrup	2004	158,500	75,715		—	151,980	5,717
Vice President of Finance and	2003	151,008	74,060		—	—	2,265
Chief Financial Officer

(1)	Pursuant to applicable SEC regulations, perquisites and other personal benefits are omitted because they did not exceed the lesser of either $50,000 or 10% of total annual salary and bonus.

(2)	Consists of matching payments under one of our 401(k) plans.

(3)	Amounts paid to Mr. Lorraine for fiscal 2003 have been translated into United States dollars at a rate of $1.6532 = £1.00, the average exchange rate during the year ended December 31, 2003. Amounts paid to Mr. Lorraine for fiscal 2004 have been translated into United States dollars at a rate of $1.8325 = £1.00, the average exchange rate during the year ended December 31, 2004.

(4)	Consists of $73,300 paid in cash and $91,625 contributed to Mr. Lorraine’s pension plan.

Option Grants in Last Fiscal Year
      The following table sets forth information with respect to the grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 1,509,819 options granted to employees during fiscal 2004. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

	Individual Grants
							Potential Realizable
	Number of		% of Total				Value at Assumed
	Shares of		Options		Fair		Annual Rates of Stock
	Common Stock		Granted to		Market		Price Appreciation for
	Underlying		Employees in	Exercise	Value on		Option Term ($)
	Options		Fiscal Year	Price Per	Date of	Expiration
	Granted(1)		2004	Share ($)	Grant ($)	Date	5%	10%

Mervin Dunn	306,664		20.3	5.54	16.00	4/30/14	1,068,441	2,707,639
	170,000	(1)	11.3	15.84	15.84	10/20/14	1,693,487	4,291,630
Donald P. Lorraine	72,133		4.8	5.54	16.00	4/30/14	251,317	636,886
	30,000	(1)	2.0	15.84	15.84	10/20/14	298,851	757,346
Gerald L. Armstrong	82,973		5.5	5.54	16.00	4/30/14	289,084	732,596
	60,000	(1)	4.0	15.84	15.84	10/20/14	597,701	1,514,693
James F. Williams	72,133		4.8	5.54	16.00	4/30/14	251,317	636,886
	30,000	(1)	2.0	15.84	15.84	10/20/14	298,851	757,346
Chad M. Utrup	91,980		6.1	5.54	16.00	4/30/14	320,465	812,122
	60,000	(1)	4.0	15.84	15.84	10/20/14	597,701	1,514,693

(1)	Options vest in three equal annual installments commencing on the first anniversary of their grant date, October 20, 2004.
Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of the Named Executive Officers as of December 31, 2004. The value of the unexercised options has been calculated assuming a per share price of $21.83, which was the closing price of our common stock on December 31, 2004. None of our Named Executive Officers exercised options during 2004.
Aggregated Option Exercises During Last Fiscal Year
and Fiscal Year End Option Values

			Number of Shares Underlying		Value of Unexercised
			Unexercised Options at		In-The-Money Options at
	Shares		December 31, 2004		December 31, 2004 ($)
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Mervin Dunn	—	—	306,664	170,000	4,995,557	1,018,300
Donald P. Lorraine	—	—	72,133	30,000	1,175,047	179,700
Gerald L. Armstrong	—	—	82,973	60,000	1,351,630	359,400
James F. Williams	—	—	72,133	30,000	1,175,047	179,700
Chad M. Utrup	—	—	91,980	60,000	1,498,354	359,400

Change in Control and Non-Competition Agreements
      We have agreements with each of our Named Executive Officers pursuant to which each is entitled to a severance payment equal to 12 months salary, bonus, medical and outplacement assistance for a period of one year in the event of termination without cause following a change of control.
      We have also entered into non-competition agreements with certain of our executive officers pursuant to which each has agreed not to compete with us during the period in which each is employed by us and for a two-year period thereafter.
Employment Agreements
      We have entered into an employment agreement, dated as of May 16, 1997, with Donald P. Lorraine, pursuant to which Mr. Lorraine serves as the President – CVG, Europe and Asia. The employment agreement with Mr. Lorraine continues until terminated by either party, and will automatically terminate under certain circumstances. The employment agreement provides for a base salary that is subject to annual review and a performance related bonus. If within one year of a change of control, Mr. Lorraine resigns, his employment is terminated or there is a material change in his responsibilities, or if we materially breach the employment agreement, Mr. Lorraine will be entitled to receive 24 months’ salary, payable on termination of the employment agreement, and the value of certain of his benefits had the employment agreement continued for a further period of 24 months. The employment agreement contains various customary covenants, relating to confidentiality, non-competition and non-solicitation.
      On March 1, 1993, William Gordon Boyd entered into a Service Agreement with Motor Panels (Coventry) PLC. This agreement, which was amended on January 7, 2002 to provide for Mr. Boyd’s relocation from the United Kingdom to the United States, was assumed by us in connection with the Mayflower acquisition. Pursuant to this agreement, Mr. Boyd is entitled to receive a base salary of $469,376 (subject to annual review) and a bonus. It also provides that Mr. Boyd is entitled to 25 vacation days a year, reimbursement for the cost of renting an apartment or house in the United States and other out of pocket expenses, a country club membership, a company car and six return flights to the United Kingdom a year for social purposes. Mr. Boyd’s employment may be terminated at any time by either party by giving to the other no less than 12 months notice. This agreement also contains customary non-competition and non-solicitation provisions.
2005 Bonus Plan
      On February 1, 2005, our compensation committee adopted the Commercial Vehicle Group, Inc. 2005 Bonus Plan. Pursuant to its terms, participants in the plan will be entitled to receive a bonus for the 2005 fiscal year based upon (1) a bonus percentage assigned to the participant by the compensation committee, (2) the achievement of certain company or business unit performance thresholds and (3) the satisfaction of operating targets related to the participant’s individual responsibilities. Each of our executive officers is eligible to participate in this plan.

Pension Plan
      We sponsor a defined benefit plan that covers certain of our employees in the United Kingdom. The following table illustrates the approximate annual pension benefits payable under this pension plan to Mr. Lorraine, one of our Named Executive Officers. All amounts have been translated into United States dollars at a rate of $1.8325 = £1.00, the average exchange rate during the year ended December 31, 2004.

	Years of Service at Retirement

Compensation	15	20	25	30	35

$125,000	31,250	41,667	52,083	62,500	72,917
150,000	37,500	50,000	62,500	75,000	87,500
175,000	43,750	58,333	72,917	87,500	102,083
200,000	50,000	66,667	83,333	100,000	116,667
225,000	56,250	75,000	93,750	112,500	131,250
250,000	62,500	83,333	104,167	125,000	145,833
300,000	75,000	100,000	125,000	150,000	175,000
400,000	100,000	133,333	166,667	200,000	233,333
450,000	112,500	150,000	187,500	225,000	262,500
500,000	125,000	166,667	208,333	250,000	291,667
      Pension benefits are calculated on the basis of one sixtieth of final pensionable salary for each year of service. The definition of final pensionable salary is an average of the best three consecutive salaries in the 10 years prior to retirement. Benefits shown in the table are computed on a straight life annuity (with a 10-year certain term) beginning at age 60 and not subject to any deduction for any other social security benefits. Mr. Lorraine has 24 years of credited service under the plan.
Employee Benefit Plans

Equity Incentive Plan
      In connection with our initial public offering, we adopted our Equity Incentive Plan (the “Equity Incentive Plan”), which is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company. Effective April 27, 2005, we amended our Equity Incentive Plan to make certain technical amendments to make it compliant with Rule 409A of the Internal Revenue Code.
      Administration. The Equity Incentive Plan is administered by the compensation committee. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the Equity Incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.
      Participation. Individuals who are eligible to participate in the Equity Incentive Plan are our directors (including non-employee directors), officers (including non-employee officers) and employees and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.
      Type of Awards. The Equity Incentive Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock units, deferred stock units, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.
      Available Shares. An aggregate of 1,000,000 shares of our common stock have been reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan. The Equity Incentive Plan provides that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 20% of the total number of shares authorized for issuance under the Equity Incentive Plan.
      Option Grants. Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option is established by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.
      Terms of Options. The term during which each option may be exercised is determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee determines the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.
      Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the compensation committee, except that the price of a SAR may never be less than the fair market value of the shares of our common stock subject to the SAR on the date the SAR is granted.
      Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 90 days after the date of such cessation. In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

      Restricted Stock Units and Deferred Stock Units. The compensation committee is authorized to grant restricted stock units. Each grant shall specify the applicable restrictions on such units and the duration of such restrictions. Restricted stock units are subject to forfeiture in the event of certain terminations of employment prior to the end of the restricted period. A participant may elect, under certain circumstances, to defer the receipt of all or a portion of the shares due with respect to the vesting of restricted stock units, and upon such deferral, the restricted stock units will be converted to deferred stock units. Deferral periods shall be no less than one year after the vesting date of the applicable restricted stock units. Deferred stock units are subject to forfeiture in the event of certain terminations of employment prior to the end of the deferral period. A holder of restricted stock units or deferred stock units does not have any rights as a shareholder except that the participant has the right to receive accumulated dividends or distributions with respect to the shares underlying such restricted stock units or deferred stock units.
      Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.
      Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the Equity Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.
      Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the Equity Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment. A performance award will be paid no later than two and one-half months after the last day of the tax year in which a performance period is completed.
      Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally have the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally has the authority to amend the terms of any outstanding award under the plan, including, without limitation, to accelerate the dates on which awards become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Equity Incentive Plan.
      On October 20, 2004, options to purchase an aggregate of 598,950 shares of our common stock at an exercise price of $15.84 per share were awarded by the compensation committee under the Equity Incentive Plan. These options, which expire on October 20, 2014, vest annually in three approximately equal installments starting upon the first anniversary of their issuance. Of the awards granted, options to purchase 350,000 shares of our common stock were issued to our directors and executive officers.

Management Stock Option Plan
      On May 20, 2004, our board of directors approved our Management Stock Option Plan, which authorizes the grant of nonqualified stock options to our executives and other key employees. Awards to purchase an aggregate of 910,869 shares of our common stock were granted on May 20, 2004, at an exercise price of $5.54 per share, to 16 members of our management team (after giving effect to the reclassification and stock split). As modified, such options have a ten-year term, with 100% of such options being currently exercisable. Awards were granted to a participant pursuant to an agreement entered into between us and such person. The provisions of these agreements set forth the types of awards being granted, the total number of shares of common stock subject to the award, the price, the periods during which such award may be exercised and other terms, provisions and limitations approved by our board of directors or its designated committee. We do not intend to issue any additional options under this plan. Members of our management team are exercising options issued under this plan to purchase 314,568 shares of our common stock in connection with this offering. The shares issued upon exercise of such options will be sold as part of the 6,416,163 shares being sold by the selling stockholders.

Other Outstanding Options
      In connection with our merger with Trim Systems, options to purchase 15,000 shares of Trim Systems, Inc.’s common stock at an exercise price of $36.40 per share were converted into options to purchase 57,902 shares of our common stock at an exercise price of $9.43 per share.

401(k) Plans
      We sponsor various tax-qualified employee savings and retirement plans, or 401(k) plans, that cover most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plans, eligible employees may elect to contribute a minimum of 1% of their annual compensation, up to a maximum amount equal to the lesser of 6% of their annual compensation or the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretionary percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. Our expenses related to these plans amounted to approximately $463,000, $291,000 and $380,000 in 2004, 2003 and 2002, respectively.
Director and Officer Indemnification and Limitation on Liability
      Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of CVG, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of CVG or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Relationships Among Certain Stockholders and Directors
      Mr. S.A. Johnson, who currently serves as a member of our board of directors, served as the Chairman of Hidden Creek from May 2001 to May 2004 and as its Chief Executive Officer from 1989 to May 2001. Hidden Creek is a private industrial management company that is a partnership controlled by Onex and is based in Minneapolis, Minnesota. Mr. Scott D. Rued, our current Chairman, served as an executive officer of Hidden Creek from June 1989 through August 2003. Both Mr. Johnson and Mr. Rued are stockholders in a corporation that is the general partner of Hidden Creek. Former principals of Hidden Creek have formed Hidden Creek Partners LLC (“HCP”), and that entity entered into an advisory agreement with us on January 1, 2005. See “— Management and Advisory Agreements.” Onex has no equity interest in HCP.
      Two of our former directors, Mr. Daniel F. Moorse and Ms. Judith A. Vijums were also executive officers of Hidden Creek. In addition, Messrs. Kenneth W. Hager, David J. Huls and Carl E. Nelson, were also executive officers of Hidden Creek. Messrs. Rued, Johnson, Nelson, Hager, Huls and Moorse and Ms. Vijums were all general partners in J2R Partners VI (other than Mr. Hager) and J2R Partners VII and Messrs. Rued, Johnson, Nelson and Huls and Ms. Vijums were general partners of J2R Partners II. These three partnerships invested along with Onex in the acquisitions of Trim Systems, CVS, National and KAB Seating. In connection with the completion of our initial public offering, these partnerships wound up and distributed the shares of common stock they held to their respective partners.
Trim Systems Merger
      On August 2, 2004, we merged one of our wholly owned subsidiaries with and into Trim Systems. Prior to the merger, Trim Systems was owned by certain of our current and former directors, officers and principal stockholders. Pursuant to the merger, the former stockholders of Trim Systems received an aggregate of 2,769,567 shares of our common stock in exchange for their shares of Trim Systems. Certain of our current and former directors, officers and principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	No. of Shares

Onex and affiliates	2,449,329
J2R Partners II	217,131
Mervin Dunn	3,302
Chad M. Utrup	1,851
James F. Williams	1,321
Daniel F. Moorse	2,121
Scott D. Rued	8,100
Judith A. Vijums	2,700

CVS Merger
      On March 28, 2003, we merged one of our wholly owned subsidiaries into CVS. Pursuant to the merger, the former stockholders of CVS received our shares on a one-for-one basis resulting in the issuance of an aggregate of 4,870,288 shares of our common stock. Certain of our current and former directors, officers and principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	No. of Shares

Scott D. Rued	13,647
S.A. Johnson	45,491
Judith A. Vijums	2,843
Daniel F. Moorse	2,843
Hidden Creek	17,062
Onex and affiliates	1,949,550
Baird Capital Partners III L.P. and its affiliates	1,097,519
Norwest Equity Partners VII L.P.	722,074
J2R Partners VI	951,302
Investor Stockholders Agreement
      Certain of our stockholders, including certain of our current and former principal stockholders, are party to an investor stockholders agreement. This agreement provided that our board of directors would be comprised of: (1) two representatives designated by Hidden Creek, (2) one representative designated by Onex, (3) one representative designated by Baird Capital Partners III L.P. and its affiliates and (4) one representative designated by Norwest Equity Partners VII L.P. Pursuant to the terms of this agreement, each of the parties agreed to vote their common stock as directed by J2R Partners VII on the designation of director representatives, the election of directors and on all other matters submitted to a vote of stockholders. The voting provisions of this agreement automatically terminated in connection with our initial public offering.
      This agreement also generally restricts the transfer of any shares of common stock held by the parties to the agreement by granting certain parties thereto rights of first offer and participation rights in connection with any proposed transfer by any other party, with certain exceptions. In connection with our merger with Trim Systems, substantially all of the prior non-management stockholders of Trim Systems were added as parties to this agreement.
Management Stockholders Agreement
      In connection with our merger with Trim Systems, we entered into a management stockholders agreement with Onex and certain members of Trim Systems’ management. Pursuant to this agreement each management stockholder agreed that, in the event he shall receive an offer to purchase his stock from another management stockholder or a CVG employee (either of whom must be approved by our board of directors), CVG (or at CVG’s option, Onex and the other management stockholders) shall have a right of first refusal with respect to the stock to be sold. Notwithstanding the foregoing, a management stockholder may, after the expiration of any relevant lock-up periods, sell up to 5% of his stock in the public market during any 90-day period, up to a maximum of one-third of the stock acquired by such management stockholder prior to such date, subject to a right of first refusal in favor of CVG, Onex and the other management stockholders.
      The agreement further provides, that in the event a management stockholder ceases to be employed fulltime by CVG for any reason, such management stockholder shall be entitled to sell his stock in the public market; provided that, in the event such management stockholder’s employment had terminated due to: (1) retirement, he could sell no more than 75% of his stock during the first year; (2) death or disability, he could sell without restriction; and (3) in all other cases, he could sell no more than 50% of his stock in first year.
      In the event our board of directors approves a sale of the Company (other than a public offering of common stock), the parties have agreed that the management stockholders shall have a right to participate in the sale pro rata and that the Company may require each management stockholder to sell his stock to the proposed purchaser. The agreement also provides that in the event we propose to conduct a public offering, the management stockholder’s shall have the right, subject to certain exceptions and limitations, to include their stock in such offering.
      The management stockholders have also agreed to vote their common stock as directed by Onex on the designation of director representatives, the election of directors and on all other matters submitted to a vote of stockholders, and have granted, to the extent permitted by law, the person who is at any time the President of Onex a proxy to vote their common stock, with certain exceptions. The terms of this agreement govern all common stock owned or later acquired by the management stockholders other than shares purchased in the open market.
Registration Agreement
      Certain of our existing stockholders, including certain of our current and former principal stockholders, are party to a registration agreement. This agreement confers upon the parties thereto, who hold the majority of such stockholders’ shares of our common stock, the right to request up to five registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. This agreement also confers upon Baird Capital Partners III L.P. and its affiliated investors and/or Norwest Equity Partners VII, L.P. the right to request an unlimited number of registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, on Form S-2 or S-3 or any similar short-form registration statement, each at our expense, until such time as such stockholders shall hold less than 10% of the shares of our stock that they held as of October 5, 2000. At present, Onex or its affiliates owns 63% of the shares owned by the parties to this agreement and Baird Capital Partners III L.P. and its affiliated investors and Norwest Equity Partners VII L.P. own 55% and 28%, respectively, of the shares of the common stock they held as of October 5, 2000. After giving effect to this offering, neither Onex and its affiliates nor Baird Capital Partners III L.P. and its affiliated investors is expected to own any of our common stock and will therefore not have the right to make demand registrations.
      In the event that the holders of these securities make such a demand registration request, all other parties to the registration agreement will be entitled to participate in such registration, subject to certain limitations. The registration agreement also grants to the parties thereto piggyback registration rights with respect to all other registrations by us and provides that we will pay all expenses related to such piggyback registrations.
Management and Advisory Agreements
      On October 5, 2000, we entered into a management agreement with Hidden Creek, which was amended and restated on March 28, 2003 in connection with the CVS merger. Trim Systems had a similar management agreement with Hidden Creek which terminated in accordance with its terms upon our merger with Trim Systems. On January 1, 2005, HCP entered into an advisory agreement with us, which replaced the management agreement with Hidden Creek. Pursuant to the advisory agreement with HCP, HCP agreed to assist in financing activities, strategic initiatives, and acquisitions in exchange for an annual fee of $250,000 (subject to annual increases based on changes in the consumer price index). In addition, we also agreed to pay HCP a transaction fee as compensation for services rendered in transactions that we may enter into from time to time, in an amount to be negotiated between HCP and our Chief Executive Officer or Chief Financial Officer and approved by our Board of Directors. In the aggregate, Hidden Creek received $1.1 million, $1.6 million and $1.0 million for services rendered under these agreements and related expenses in 2004, 2003 and 2002, respectively.
Transactions with Significant Stockholders
      On September 30, 2002, we borrowed an aggregate of $2.5 million through the issuance of subordinated promissory notes to certain of our current and former principal stockholders and affiliated entities as follows: Hidden Creek – $1,507,407, Norwest Equity Partners VII L.P. – $622,222, Baird Capital Partners III L.P. and its affiliates – $370,371. These notes bore interest at a rate of 12% per annum and had a maturity date of September 30, 2006. Interest on the notes was payable in kind on a monthly basis.
      On June 28, 2001, Trim Systems Operating Corp. borrowed an aggregate of $7.0 million through the issuance of two promissory notes, one to an affiliate of Onex, for $6.85 million and the other to J2R Partners II-B, LLC, an affiliate of J2R Partners VI and J2R Partners VII, for $0.15 million. Each note bore interest, payable monthly, at a rate of prime plus 1.25% and had a maturity date of June 28, 2006.
      On June 28, 2001, Trim Systems entered into an assignment and waiver agreement with the lenders under its senior credit facility whereby an affiliate of Onex and an affiliate of J2R Partners VI and J2R Partners VII purchased, collectively, a one-third interest in its senior credit facility.
      We used all of the net proceeds from our initial public offering to repay all of our then outstanding subordinated indebtedness and a significant portion of then outstanding senior indebtedness. The table below sets forth the amounts that were paid to certain of our current and former principal stockholders or their affiliates upon the repayment of this indebtedness:

Stockholder	Amount

Onex affiliates	$20,115,772
Hidden Creek	1,857,728
J2R Partners affiliates	499,555
Baird Capital Partners III L.P. and its affiliates	456,445
Norwest Equity Partners VII L.P.	766,826

Total	$23,696,326

Other Affiliate Transactions
      On May 1, 2004, we entered into a Product Sourcing Assistance Agreement with Baird Asia Limited, an affiliate of Baird Capital Partners III L.P. Pursuant to the agreement, Baird Asia Limited will assist us in procuring materials and parts from Asia, including the countries of China, Malaysia, Hong Kong and Taiwan. Baird Asia Limited will receive as compensation a percentage of the price of the materials and parts supplied to us, of at least 2% of the price but not exceeding 10% of the price, to be determined on a case-by-case basis. During 2004, we made payments of approximately $234,000 to Baird Asia Limited under this agreement. Of this amount approximately $7,000 was retained by Baird Asia Limited as its commission under the Product Sourcing Assistance Agreement.

PRINCIPAL STOCKHOLDERS
      The table below sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2005 and the anticipated beneficial ownership of our common stock following the consummation of this offering by:

•	each person or entity known by us to beneficially own five percent or more of a class of our voting common stock;

•	each director and named executive officer; and

•	all of our directors and executive officers as a group.
      Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it, him or her as set forth opposite their name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). For more information regarding the terms of the common stock, see “Description of Capital Stock.”

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to the Offering		After the Offering

5% Stockholders	Number	Percentage	Number	Percentage

Onex American Holdings II LLC and affiliated investors(1)	4,801,576	26.7%	—	—
Lord, Abbett & Co. LLC(2)	1,519,803	8.4	1,519,803	7.7%
Baird Capital Partners III L.P. and affiliated investors(3)	1,174,465	6.5	—	—
Cramer Rosenthal McGlynn, LLC(4)	1,139,250	6.3	1,139,250	5.8
Alliance Entities(5)	1,052,908	5.9	1,052,908	5.3
Pequot Capital Management, Inc.(6)	1,000,000	5.6	1,000,000	5.1
Wachovia Corporation(7)	997,447	5.5	997,447	5.0
Named Executive Officers and Directors
Mervin Dunn(8)	309,966	1.7	216,976	1.1
Donald P. Lorraine(9)	72,133	*	50,493	*
Gerald L. Armstrong(10)	82,973	*	58,081	*
James F. Williams(11)	73,454	*	51,814	*
Chad M. Utrup(12)	93,831	*	65,682	*
David R. Bovee	—	—	—	—
S.A. Johnson	128,392	*	78,392	*
Scott D. Rued	86,479	*	86,479	*
Eric J. Rosen(13)	1,298,581	7.2	—	—
Richard A. Snell	—	—	—	—
All directors and executive officers as a group (11 persons)	2,145,809	11.5	607,521	3.1

*	Denotes less than one percent.

(1)	Includes 2,679,514 shares held of record by Onex American Holdings II LLC (“Onex AH”), 117,143 shares held of record by Bostrom Executive Investco LLC, 82,155 shares held of record by CVS Executive Investco LLC, 1,252,166 shares held of record by Onex DHC LLC, 319,633 shares held of record by Onex Advisor III LLC, 54,849 shares held of record by Hidden Creek and an aggregate of 296,116 shares held of record by certain employees and related parties of Onex Corporation or one of its subsidiaries (collectively, the “Onex Stockholders”). Onex AH has voting and dispositive power with respect to all of the shares held by the other Onex Stockholders. Onex AH is an indirect wholly owned subsidiary of Onex Corporation. Mr. Gerald W. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex Corporation, which are entitled to elect 60% of the members of its board of directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex Corporation and is thus an indirect beneficial owner of the shares reported. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario M5J 2S1 and the address for Onex AH and the other Onex Stockholders is c/o Onex Investment Corp., 712 Fifth Avenue, New York, New York 10019.

(2)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 2, 2005. The address for Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, New Jersey 07302.

(3)	Includes 701,153 shares held by Baird Capital Partners III L.P.; 146,247 shares held by Baird Capital Partners II L.P.; 140,241 shares held by BCP III Affiliates Fund L.P.; 100,043 shares held by BCP III Special Affiliates L.P.; and 86,781 shares held by BCP II Affiliates Fund L.P. Each of these investment funds are controlled, either directly or indirectly, by Robert W. Baird & Co. Incorporated, which is the ultimate beneficial owner of such shares held by these investment funds. The address for Robert W. Baird & Co. Incorporated and each of these investment funds is 777 E. Wisconsin Ave., Milwaukee, Wisconsin 53202.

(4)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on January 22, 2005. The address for Cramer Rosenthal McGlynn, LLC is 520 Madison Avenue, New York, New York 10022.

(5)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2005. The Alliance Entities are comprised of AXA Financial, Inc., which is owned by AXA, which in turn is under the group control of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The address for AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurances Mutuelle is 26, rue Drouot, 75009 Paris, France. The address for AXA is 25, avenue Matignon, 75008 Paris, France. The address for AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(6)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2005. The address for Pequot Capital Management, Inc. is 500 Nyala Farm Road, Westport, Connecticut 06880.

(7)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 3, 2005. The address for Wachovia Corporation is One Wachovia Center, Charlotte, North Carolina 28288.

(8)	Includes 306,664 shares issuable upon exercise of currently exercisable options. Mr. Dunn intends to exercise options to purchase 89,688 shares in connection with this offering, and, as a result, will have 216,976 currently exercisable options upon completion of this offering.

(9)	Includes 72,133 shares issuable upon exercise of currently exercisable options. Mr. Lorraine intends to exercise options to purchase 21,640 shares in connection with this offering, and, as a result, will have 50,493 currently exercisable options upon completion of this offering.

(10)	Includes 82,973 shares issuable upon exercise of currently exercisable options. Mr. Armstrong intends to exercise options to purchase 24,892 shares in connection with this offering, and, as a result, will have 58,081 currently exercisable options upon completion of this offering.

(11)	Includes 72,133 shares issuable upon exercise of currently exercisable options. Mr. Williams intends to exercise options to purchase 21,640 shares in connection with this offering, and, as a result, will have 50,493 currently exercisable options upon completion of this offering.

(12)	Includes 91,980 shares issuable upon exercise of currently exercisable options. Mr. Utrup intends to exercise options to purchase 26,298 shares in connection with this offering, and, as a result, will have 65,682 currently exercisable options upon completion of this offering.

(13)	Includes 19,133 shares held by CVS Partners, LP, 27,282 shares held by Bostrom Partners LP and 1,252,166 shares held by Onex DHC LLC. Mr. Rosen is a limited partner of CVS Partners, LP and Bostrom Partners LP and a member of Onex DHC LLC and may be deemed to beneficially own the shares held of record by these entities. Mr. Rosen disclaims beneficial ownership of any securities in which he does not have a pecuniary interest. The address for Mr. Rosen is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.

SELLING STOCKHOLDERS
      The following table presents certain information regarding the amount of shares of our common stock to be sold by the selling stockholders. Please see “Management,” “Certain Relationships and Related Transactions,” “Principal Stockholders,” and “Legal Matters” for a description of the material relationships between us and the selling stockholders.

				Shares Beneficially
	Shares Beneficially Owned			Owned After the
	Prior to the Offering			Offering
			Shares Being Sold
Name of Beneficial Owner	Number	Percentage	in the Offering	Number	Percentage

Onex Stockholders:
Onex American Holdings II LLC	2,679,514	14.9%	2,679,514	—	—
Bostrom Executive Investco LLC	117,143	*	117,143	—	—
CVS Executive Investco LLC	82,155	*	82,155	—	—
Onex DHC LLC	1,252,166	7.0	1,252,166	—	—
Trim Systems Executive Investco LLC	48,642	*	48,642	—	—
Trim Systems Executive Investco II LLC	41,479	*	41,479	—	—
Bostrom Partners LP	27,282	*	27,282	—	—
1170821 Ontario Inc.	19,454	*	19,454	—	—
1170809 Ontario Inc.	16,340	*	16,340	—	—
1170812 Ontario Inc.	27,917	*	27,917	—	—
Kyzalea Company	8,939	*	8,939	—	—
1170819 Ontario Inc.	6,487	*	6,487	—	—
1170698 Ontario Inc.	5,606	*	5,606	—	—
1301449 Ontario Inc.	2,561	*	2,561	—	—
1352536 Ontario Inc.	1,437	*	1,437	—	—
1376653 Ontario Inc.	611	*	611	—	—
1352537 Ontario Inc.	182	*	182	—	—
Tim Duncanson	545	*	545	—	—
3-G Investments Limited	16,357	*	16,357	—	—
Serge Gouin	10,905	*	10,905	—	—
Brian King	1,636	*	1,636	—	—
J.W.E. Mingo	1,091	*	1,091	—	—
Robert Prichard	5,453	*	5,453	—	—
1299039 Ontario Inc.	1,091	*	1,091	—	—
2668921 Manitoba Ltd.	3,272	*	3,272	—	—
Onex Advisor III LLC	319,633	1.8	319,633	—	—
CVS Partners, LP	19,133	*	19,133	—	—
3062601 Nova Scotia Company	24,866	*	24,866	—	—
Hidden Creek Industries	54,849	*	54,849	—	—
AMON Canadian Investments Ltd.	2,484	*	2,484	—	—
MHON Canadian Investments Ltd.	2,346	*	2,346	—	—
Other Selling Stockholders:				—	—
Baird Capital Partners III L.P.	701,153	3.9	701,153	—	—
Baird Capital Partners II L.P.	146,247	*	146,247	—	—
BCP III Affiliates Fund L.P.	140,241	*	140,241	—	—

					Shares Beneficially
	Shares Beneficially Owned				Owned After the
	Prior to the Offering				Offering
				Shares Being Sold
Name of Beneficial Owner	Number		Percentage	in the Offering	Number	Percentage

BCP III Special Affiliates L.P.	100,043		*	100,043	—	—
BCP II Affiliates Fund L.P.	86,781		*	86,781	—	—
S.A. Johnson	128,392		*	50,000	78,392	*
Mary-Louise R. Johnson Trust	1,565		*	1,565	—	—
Michael Szczepanski	1,069		*	1,069	—	—
John C. Read	5,653		*	4,000	1,653	*
Cleve S. Blunt	3,860		*	3,860	—	—
James Lindsey	49,355	(1)	*	9,242	40,093	*
Frank Lolli	10,808		*	10,808	—	—
Chad M. Utrup	93,831	(2)	*	28,149	65,682	*
Mervin Dunn	309,966	(3)	1.7	92,990	216,976	1.1
James F. Williams	73,454	(4)	*	21,640	51,814	*
Randolph Street Partners II	41,953		*	41,953	—	—
Robert Averitt	75,037	(5)	*	75,037	—	—
Gerald L. Armstrong	82,973	(6)	*	24,892	58,081	*
Donald P. Lorraine	72,133	(7)	*	21,640	50,493	*
Jeffrey Vogel	9,007	(8)	*	3,000	6,007	*
Patrick Turner	7,213	(9)	*	2,164	5,049	*
Robert Tavener	9,007	(10)	*	3,000	6,007	*
Kevin Richards	50,903	(11)	*	45,113	5,790	*

*	Denotes less than one percent.
  (1) Includes 45,113 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Lindsey intends to exercise 5,000 in connection with this offering.
  (2) Includes 91,980 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Utrup intends to exercise 26,298 in connection with this offering.
  (3) Includes 306,664 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Dunn intends to exercise 89,688 in connection with this offering.
  (4) Includes 72,133 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Williams intends to exercise 21,640 in connection with this offering.
  (5) Includes 72,133 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Averitt intends to exercise 72,133 in connection with this offering.
  (6) Includes 82,973 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Armstrong intends to exercise 24,892 in connection with this offering.
  (7) Includes 72,133 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Lorraine intends to exercise 21,640 in connection with this offering.
  (8) Includes 9,007 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Vogel intends to exercise 3,000 in connection with this offering.
  (9) Includes 7,213 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Turner intends to exercise 2,164 in connection with this offering.
(10) Includes 9,007 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Tavener intends to exercise 3,000 in connection with this offering.
(11) Includes 45,113 shares issuable upon exercise of currently exercisable management stock options, of which Mr. Richards intends to exercise 45,113 in connection with this offering.

DESCRIPTION OF CAPITAL STOCK
General Matters
      Our total amount of authorized capital stock is 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of April 27, 2005, 17,987,497 shares of common stock were issued and outstanding and no shares of preferred stock were issued or outstanding. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law.
Common Stock
      All of our existing common stock is, and the shares of common stock being offered by us in the offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.
      Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.
      Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.
      Preemptive or Similar Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
      Conversion Rights. Our common stock is not convertible.
      Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
      Nasdaq Listing. Our common stock is listed on The Nasdaq National Market under the symbol “CVGI.”
Preferred Stock
      Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws
      Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.
      These provisions include:
      Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by two-thirds of our directors then in office. Upon completion of this offering, our board of directors will have six members.
      Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board, or pursuant to a resolution adopted by a majority of the Board of Directors. Stockholders are not be permitted to call a special meeting or to require the board of directors to call a special meeting.
      Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
      Super Majority Approval Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.
      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law
      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of such specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.
Transfer Agent and Registrar
      Equiserve Trust Company, N.A. is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
      We can make no predictions as to the effect, if any, that sales of additional shares of common stock or the availability of additional shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.
Sale of Restricted Shares
      Upon completion of this offering, we will have 19,802,065 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the 10,284,500 shares issued in our initial public offering, the 7,916,163 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described below, approximately 1.5 million shares will be available for sale pursuant to Rules 144, 144(k) and 701.
Rule 144
      In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding; and

•	the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on Form 144 is filed with the Securities and Exchange Commission.
      Sales under Rule 144 are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.
Options
      We filed a registration statement on Form S-8 under the Securities Act on May 3, 2005 registering approximately 1,910,869 shares of common stock reserved for issuance under our Amended and Restated Equity Incentive Plan and Management Stock Option Plan. Shares issued upon the exercise of stock options granted under these plans are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.
Lock-Up Agreements
      Notwithstanding the foregoing, our executive officers, directors and the selling stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock, subject to specified exceptions, for a period of 90 days after the date of this prospectus pursuant to agreements with Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated, as representatives of the underwriters. This lock-up period may be extended in certain circumstances. See “Underwriting.”
Registration Rights
      After the completion of this offering, the holders of approximately 1.5 million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Transactions — Registration Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
      The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a “non-United States Holder” is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.
      If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.
      The tax treatment of a person who or that holds an interest in an entity that is treated as a foreign partnership for United States federal income tax purposes will generally depend upon the status of such person or the activities of the entity. Persons who or that hold an interest in such an entity should consult their own tax advisors.
      EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.
Dividends
      If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership for U.S. federal income tax purposes, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.
      If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.
      You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.
      If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
      As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or become a United States Real Property Holding Corporation (“USRPHC”). We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period preceding the disposition or (ii) your holding period.
Federal Estate Tax
      If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.
      Backup withholding is generally imposed at a rate currently not to exceed 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate currently not to exceed 28% unless you certify your non-United States status.

      The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.
      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2005, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Robert W. Baird & Co. Incorporated
J.P. Morgan Securities Inc.
Lehman Brothers Inc.

Total	7,916,163

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,187,424 additional shares of common stock from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.
      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
      We have agreed pursuant to the terms of our registration agreement to pay all of the expenses of the selling stockholders in connection with this offering other than any underwriting discounts and commissions.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up”

period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated waive such an extension.
      Our executive officers, directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC and Robert W. Baird & Co. Incorporated waive such an extension.
      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Each of the selling stockholders represented to us at the time of their respective purchases of our common stock that such purchase was made for investment purposes and not with a view towards distribution.
      Our common stock is listed on The Nasdaq National Market under the symbol “CVGI.”
      Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. In addition, affiliates of Robert W. Baird & Co. Incorporated will be selling stockholders in this offering and intend to sell all of the shares of our common stock currently held by them. See “Principal Stockholders” and “Selling Stockholders.” The affiliates of Robert W. Baird & Co. Incorporated may receive more than 10% of the entire net proceeds in this offering. Accordingly, the offering is being conducted in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.
      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in Randolph Street Partners, which owns 41,953 shares of common stock, and will be a selling stockholder in this offering. Kirkland & Ellis LLP has provided legal services to us and to Hidden Creek Partners from time to time and may continue to do so in the future. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      Commercial Vehicle Group, Inc.’s consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in such registration statement (which reports express an unqualified opinion and include an explanatory paragraph regarding the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Mayflower as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 included in this prospectus and related financial statement schedule elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Mayflower as of and for the year ended December 31, 2004 included in this prospectus filed as Amendment No. 2 to Form S-1 have been included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.
      We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains a web site at “http://www.sec.gov” that contains reports, statements and other information regarding registrants that file electronically. You may also obtain additional information about us from our web site, which is located at www.cvgrp.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

March 31,
2005

(Amounts in
thousands —
unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,527
Accounts receivable — net of allowance for doubtful accounts of $3,561 and $2,681	102,913
Inventories	52,129
Prepaid expenses and other current assets	7,027
Deferred income taxes	7,038

Total current assets	170,634
PROPERTY, PLANT AND EQUIPMENT — Net	68,359
GOODWILL	145,100
DEFERRED INCOME TAXES	6,516
OTHER ASSETS — Net	7,301

$397,910

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$16,251
Accounts payable	67,679
Accrued liabilities	38,719

Total current liabilities	122,649
LONG-TERM DEBT — Net	137,234
OTHER LONG-TERM LIABILITIES	17,657

Total liabilities	277,540

COMMITMENTS AND CONTINGENCIES (Notes 4, 8, 9, and 10)
STOCKHOLDERS’ INVESTMENT
Common stock, $0.01 par value per share; 30,000,000 shares authorized; 17,987,497 shares outstanding	180
Additional paid-in capital	123,660
Accumulated deficit	(4,568)
Stock subscriptions receivable	(175)
Accumulated other comprehensive income	1,273

Total stockholders’ investment	120,370

$397,910

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2005	2004

	(Amounts in
	thousands, except per
	share amounts —
	unaudited)
REVENUES	$152,415	$85,990
COST OF SALES	126,163	70,503

Gross Profit	26,252	15,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,549	7,497
AMORTIZATION EXPENSE	24	36

Operating Income	16,679	7,954
OTHER (INCOME) EXPENSE	(2,881)	(3,270)
INTEREST EXPENSE	2,168	2,268

Income before income taxes	17,392	8,956
PROVISION FOR INCOME TAXES	6,506	3,407

NET INCOME	$10,886	$5,549

BASIC EARNINGS PER SHARE	$0.61	$0.40

DILUTED EARNINGS PER SHARE	$0.59	$0.40

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2004

	(Amounts in thousands)
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,886	$5,549
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,762	2,060
Noncash amortization of debt financing costs	173	138
Deferred income taxes	1,120	1,307
Loss on sale of assets	22	42
Noncash gain on forward exchange contracts	(2,872)	(3,270)
Noncash interest expense on subordinated debt	—	189
Change in other operating items	(2,033)	20

Net cash provided by operating activities	10,058	6,035

CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital expenditures	(2,883)	(840)
Payment for asset acquisition — Net	(106,358)	—

Net cash used in investing activities	(109,241)	(840)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facility	27,551	20,509
Repayments of revolving credit facility	(26,165)	(20,925)
Borrowings under long-term debt	102,458	—
Repayments of long-term debt	(3,877)	(7,247)
Other — Net	(2)	(4)

Net cash provided by (used in) financing activities	99,965	(7,667)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(651)	80

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	131	(2,392)
CASH AND CASH EQUIVALENTS — Beginning of period	1,396	3,486

CASH AND CASH EQUIVALENTS — End of period	$1,527	$1,094

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$2,074	$1,694

Cash paid (refunded) for income taxes — Net	$1,513	$(62)

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.     Basis of Presentation
      Commercial Vehicle Group, Inc. and Subsidiaries (“CVG” or the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) designs and manufactures seats and seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and sleeper boxes, mirrors, wiper systems and controls for the global commercial vehicle market, including the heavy-duty truck market, the construction market and the specialty and military transportation markets. The Company has operations located in Indiana, North Carolina, Ohio, Oregon, Tennessee, Texas, Virginia, Washington, Australia, Belgium, China, Sweden and the United Kingdom.
      The Company has prepared the condensed consolidated financial statements of CVG without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in our opinion, necessary for a fair presentation of the results of operations and statements of financial position for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with our fiscal 2004 consolidated financial statements and the notes thereto as filed with the SEC. Unless otherwise indicated, all amounts are in thousands except per share amounts.
      Revenues and operating results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.
      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.
      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.
      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim. On August 2, 2004, the Trim merger was effected (the CVS and Trim mergers are collectively referred to as the “Mergers”). The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a ..099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.
      On August 4, 2004, the Company reclassified all of its existing classes of common stock into one class of common stock and in connection therewith effected a 38.991-to-one stock split. The stock split has been reflected as of the beginning of all periods presented.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
      On August 10, 2004, the Company completed its initial public offering of common stock at a price of $13.00 per share. Of the total shares offered, 3,125,000 were sold by the Company and 6,125,000 were sold by certain selling stockholders. Net proceeds to the Company of approximately $34.6 million were used to repay outstanding indebtedness.
      On August 23, 2004, the underwriters, pursuant to their overallotment option, purchased an additional 1,034,500 shares of common stock resulting in net proceeds of approximately $12.6 million to the Company, which was used to further reduce outstanding indebtedness and for general corporate purposes.
2.     Acquisitions and Pro Forma Financial Information
      On February 7, 2005, CVG acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations (“MVS” or “Mayflower”) for cash consideration of $107.5 million. MVS, whose products include cab frames and assemblies, sleeper boxes and other structural components, is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector with full service engineering and development capabilities. MVS serves the North American commercial vehicle sector from three manufacturing locations in Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina. For the year ended December 31, 2004, Mayflower recorded revenues of approximately $207 million and operating income of approximately $22 million. Financing for the acquisition consisted of an increase and amendment to the Company’s senior credit facility.
      The Mayflower acquisition will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of Mayflower based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein.
      The purchase price and costs associated with the acquisition exceeded the preliminary fair value of the net assets acquired by approximately $59.1 million. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net assets acquired to goodwill. Our preliminary estimate of goodwill as of the acquisition date, which is subject to further refinement, is as follows (in thousands):

Purchase price	$107,500
Working capital and other adjustments	(4,920)
Transaction costs	3,742
Net assets of Mayflower at historical cost	(47,184)

Excess of purchase price over net assets acquired	$59,138

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
      The following unaudited pro forma financial information for the three months ended March 31, 2005 and 2004 represents the combined results of the Company’s operations and MVS as if the acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transaction described above actually been completed at the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

	Three Months Ended
	March 31,

	2005	2004

	(unaudited)
Revenues	$176,401	$128,758
Net income	$11,403	$6,945
Basic earnings per share	$0.63	$0.50

Diluted earnings per share	$0.62	$0.50

3.     Inventories
      Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following (in thousands):

March 31,
2005

Raw materials	$33,976
Work in process	10,330
Finished goods	7,823

$52,129

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.
4.     Stockholders’ Investment
      Common Stock — The authorized common stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share, with 17,987,497 shares outstanding at December 31, 2004 and March 31, 2005. In August 2004, the Company reclassified all of its existing classes of common stock and performed a 38.991-to-one stock split. The stock split has been reflected in the share and per share amounts for all periods presented.
      Preferred Stock — The authorized preferred stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding at December 31, 2004 and March 31, 2005.
      Earnings Per Share — Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the quarter in accordance with SFAS No. 128.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
Diluted earnings per share for the quarter ended March 31, 2005 includes the effects of outstanding stock options and warrants using the treasury stock method.

	Three Months Ended
	March 31,

	2005	2004

Net income applicable to common stockholders — basic and diluted	$10,886	$5,549

Weighted average number of common shares outstanding	17,987	13,779
Dilutive effect of outstanding stock options and warrants after application of the treasury stock method	309	106

Diluted shares outstanding	18,297	13,885

Basic earnings per share	$0.61	$0.40

Diluted earnings per share	$0.59	$0.40

      Stock Options and Warrants — In 1998, the Company issued options to purchase 57,902 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. None of the initially granted options have been exercised as of March 31, 2005. The options were granted at an exercise price determined to be at or above fair value on the date of grant. In addition, the Company had outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which were exercised in conjunction with the Company’s initial public offering in August 2004.
      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. Initially, these options had a ten year term, with 50% of such options becoming immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value.
      In October 2004, the Company granted options to purchase 598,950 shares of common stock at $15.84 per share. The options were granted at an exercise price determined to be at or above fair value on the date of grant. These options have a 10 year life and vest equally in annual increments over a 3 year period. Had compensation cost for these plans been determined as required under SFAS No. 123, the impact to 2005 net income would have been approximately $0.2 million and basic and diluted earnings per share would remain unchanged.
      Repurchase of Common Stock — During 2004, the Company repurchased 50,874 shares of common stock from certain stockholders at an average price of $4.78 per share.
      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
5.     Debt
      Debt consisted of the following (in thousands):

March 31,
2005

Revolving credit facilities, bore interest at a weighted average rate of 6.7% as of March 31, 2005	$5,851
Term loans, with principal and interest payable quarterly, bore interest at a weighted average rate of 6.6% as of March 31, 2005	141,132
Other	6,502

153,485
Less current maturities	16,251

$137,234

      Credit Agreement — In connection with the acquisition of Mayflower, the Company amended its existing senior credit facility, to increase the revolving credit facility from $40.0 million to $75.0 million and the term loans from $65.0 million to $145.0 million. The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company. The senior credit agreement contains various restrictive covenants, including limiting indebtedness, rental obligations, investments and cash dividends, and also requires the maintenance of certain financial ratios, including fixed charge coverage and funded debt to EBITDA. Compliance with respect to these covenants as of March 31, 2005 was achieved. Borrowings under the senior credit facility are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company. In addition, at March 31, 2005 the Company had outstanding letters of credit of approximately $3.3 million expiring through 2009.
      The credit facility provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of March 31, 2005, $2.5 million of the revolving credit facility borrowings and $128.6 million of the term loans were denominated in U.S. dollars and $3.3 million of the revolving credit facility borrowings and $12.5 million of the term loans were denominated in British pounds sterling.
6.     Goodwill
      Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.
      The Company performs impairment tests annually during the second quarter and whenever events or circumstances occur indicating that goodwill might be impaired. During the three months ended March 31, 2005, the Company reduced goodwill by $0.6 million due to currency translation adjustments.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
7.     Comprehensive Income
      The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments and minimum pension liability. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in stockholders’ investment. The components of accumulated other comprehensive income consisted of the following as of March 31, 2005 (in thousands):

Foreign currency translation adjustment	$4,171
Minimum pension liability	(2,898)

$1,273

      Comprehensive income for the three months ended March 31 is as follows (in thousands):

	2005	2004

Net income	$10,886	$5,549
Other comprehensive income:
Foreign currency translation adjustment	(1,057)	272
Minimum pension liability adjustment	(505)	—

Comprehensive income	$9,324	$5,821

8.     Commitments and Contingencies
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. The following represents a summary of the warranty provision for the three months ended March 31, 2005 (in thousands):

Balance — Beginning of period	$2,408
Increase due to acquisitions	3,194
Additional provisions recorded	654
Deduction for payments made	(458)
Currency translation adjustment	(7)

Balance — End of period	$5,791

      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of the foreign currency transaction exposures of its United Kingdom operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or forward contracts for trading purposes. The following table summarizes the notional amount of the Company’s open foreign exchange contracts at March 31, 2005 (in thousands):

	March 31, 2005

	Local		U.S. $
	Currency	U.S. $	Equivalent
	Amount	Equivalent	Fair Value

Commitments to sell currencies:
U.S. dollar	$—	$—	$—
Eurodollar	48,280	64,442	64,344
Swedish krona	16,250	2,362	2,319
Japanese yen	4,150,000	44,639	41,410
Australian dollar	4,500	3,435	3,458
      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $3.3 million is included in other assets in the condensed consolidated balance sheet at March 31, 2005.
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.
9.     Defined Benefit Plan and Postretirement Benefits
      The Company sponsors defined benefit plans that covers certain hourly and salaried employees in the United States and United Kingdom. The Company’s policy is to make annual contributions to the plan to fund the normal cost as required by local regulations. In addition, the Company has postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan. The impact of the postretirement medical benefit plan was not significant as of and for the three months ended March 31, 2005.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
      The components of net periodic benefit cost related to the defined benefit plan is as follows (in thousands):

	U.S. Pension Plans		U.K. Pension Plans

	Three Months		Three Months
	Ended		Ended
	March 31,		March 31,

	2005	2004	2005	2004

Service cost	$222	$352	$271	$302
Interest cost	234	394	510	449
Expected return on plan assets	(229)	(397)	(529)	(449)
Recognized actuarial loss	—	84	96	63

Net periodic benefit cost	$227	$433	$348	$365

      We previously disclosed in our financial statements for the year ended December 31, 2004, that we expected to contribute $1.1 million to our pension plans in 2005. Inclusive of the Mayflower acquisition, on a pro forma basis, we would have expected to contribute $2.2 million. As of March 31, 2005, $0.4 million of contributions have been made to the pension plans. We anticipate contributing an additional $1.8 million to our pension plans in 2005 for total estimated contributions during 2005 of $2.2 million.
10.     Related Party Transactions
      The following related party transactions occurred during the three months ended March 31, 2005 and 2004:

•	The Company made payments of $0.4 million to Hidden Creek Industries, a private industrial management company that is a partnership controlled by Onex, for financing and acquisition-related services for the three months ended March 31, 2004. These services are included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2005, Onex controlled 26% of the outstanding voting shares of the Company.

•	In January 2005, the Company entered into an advisory agreement with Hidden Creek Partners LLC. Hidden Creek Partners is a newly formed advisory firm that is controlled by former principals of Hidden Creek Industries but is otherwise not affiliated with Onex or the Company. This advisory agreement replaces the management agreement with Hidden Creek Industries. The services to be provided pursuant to the advisory agreement include assistance with financing activities, strategic initiatives and acquisitions. The Company did not make any payments to Hidden Creek Partners during the three months ended March 31, 2005.

•	In May 2004, the Company entered in a Product Sourcing Assistance Agreement with Baird Asia Limited. Pursuant to the agreement, Baird Asia Limited will assist us in procuring materials and parts from Asia. For the three months ended March 31, 2005, the Company made payment of approximately $676,000 to Baird Asia Limited under this agreement. Of this amount, approximately $60,000 was retained by Baird Asia Limited as its commission under the Product Sourcing Assistance Agreement.
11.     Subsequent Events
      On June 3, 2005, the Company acquired all of the stock of Monona Corporation, the parent of Monona Wire Corporation (“MWC”), for $55.0 million, and MWC became a wholly owned subsidiary of the Company. The MWC acquisition was funded through an increase and amendment to the Company’s

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)
senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and we believe it is cost competitive on a global basis. The MWC acquisition enhances our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of approximately $85.5 million and operating income of approximately $9.6 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheets of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Commercial Vehicle Group, Inc. and Subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 3, 2005

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	2003	2004

	(In thousands)
	(except share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,486	$1,396
Accounts receivable, net of reserve for doubtful accounts of $2,530 and $2,681, respectively	40,211	46,267
Inventories	29,667	36,936
Prepaid expenses and other current assets	3,754	6,081
Deferred income taxes	5,995	8,201

Total current assets	83,113	98,881

PROPERTY, PLANT AND EQUIPMENT:
Land and buildings	15,075	12,949
Machinery and equipment	56,697	64,205
Construction in progress	1,462	3,764
Less accumulated depreciation	(39,742)	(47,953)

Property, plant and equipment — net	33,492	32,965

GOODWILL	82,872	84,715
DEFERRED INCOME TAXES	9,011	5,901
OTHER ASSETS, net of accumulated amortization of $1,098 and $328, respectively	2,007	3,176

	$210,495	$225,638

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$15,231	$4,884
Accounts payable	23,310	33,846
Accrued liabilities	16,356	18,424

Total current liabilities	54,897	57,154

LONG-TERM DEBT, net of current maturities	101,204	49,041
SUBORDINATED DEBT DUE TO RELATED PARTIES	11,039	—
OTHER LONG-TERM LIABILITIES	8,549	8,397

Total liabilities	175,689	114,592

COMMITMENTS AND CONTINGENCIES (Notes 4, 8, 10, 11, and 12) STOCKHOLDERS’ INVESTMENT:
Common stock $.01 par value; 30,000,000 shares authorized; 17,987,497 shares issued and outstanding	138	180
Additional paid-in capital	76,803	123,660
Retained earnings (accumulated deficit)	(43,028)	(15,454)
Stock subscription receivable	(430)	(175)
Accumulated other comprehensive income	1,323	2,835

Total stockholders’ investment	34,806	111,046

	$210,495	$225,638

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2003, and 2004

	2002	2003	2004

	(In thousands)
REVENUES	$298,678	$287,579	$380,445
COST OF SALES	249,181	237,884	309,696

Gross profit	49,497	49,695	70,749
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,952	24,281	28,985
NONCASH OPTION ISSUANCE CHARGE	—	—	10,125
AMORTIZATION EXPENSE	122	185	107

Operating income	25,423	25,229	31,532
(GAIN) LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	1,098	3,230	(1,247)
INTEREST EXPENSE	12,940	9,796	7,244
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	2,972	1,605

Income before provision for income taxes and cumulative effect of change in accounting	11,385	9,231	23,930
PROVISION FOR INCOME TAXES	5,235	5,267	6,481

Income before cumulative effect of change in accounting	6,150	3,964	17,449
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	(51,630)	—	—

NET INCOME (LOSS)	$(45,480)	$3,964	$17,449

BASIC EARNINGS (LOSS) PER SHARE:
Net income before cumulative effect of change in accounting	$0.45	$0.29	$1.13
Cumulative effect of change in accounting	(3.74)	—	—

Net income (loss)	$(3.29)	$0.29	$1.13

DILUTED EARNINGS (LOSS) PER SHARE:
Net income before cumulative effect of change in accounting	$0.44	$0.29	$1.12
Cumulative effect of change in accounting	(3.70)	—	—

Net income (loss)	$(3.26)	$0.29	$1.12

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT
Years Ended December 31, 2002, 2003, and 2004

						Accumulated
					Retained	Other
	Common Stock		Stock	Additional	Earnings	Comprehensive
			Subscription	Paid-In	(Accumulated	Income
	Shares	Amount	Receivable	Capital	Deficit)	(Loss)	Total

	(In thousands, except share data)
BALANCE — December 31, 2001	13,843,286	$138	$(691)	$77,010	$(1,512)	$(2,032)	$72,913
Repurchase of common stock — net	(64,687)	—	261	(207)	—	—	54
Net loss	—	—	—	—	(45,480)	—	—
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	—	1,272	—
Fair value of derivative instruments	—	—	—	—	—	584	—
Additional minimum pension liability	—	—	—	—	—	(2,318)	—
Total comprehensive loss							(45,942)

BALANCE — December 31, 2002	13,778,599	138	(430)	76,803	(46,992)	(2,494)	27,025
Net income	—	—	—	—	3,964	—	—
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,819	—
Fair value of derivative instruments	—	—	—	—	—	529	—
Additional minimum pension liability	—	—	—	—	—	469	—
Total comprehensive income							7,781

BALANCE — December 31, 2003	13,778,599	138	(430)	76,803	(43,028)	1,323	34,806
Net income	—	—	—	—	17,449	—	—
Issuance of common stock	4,259,772	42	—	46,857	—	—	46,899
Repurchase of common stock	(50,874)	—	255	—	—	—	255
Stock options issued	—	—	—	—	10,125	—	10,125
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,056	—
Additional minimum pension liability	—	—	—	—	—	(544)	—
Total comprehensive income							18,961

BALANCE — December 31, 2004	17,987,497	$180	$(175)	$123,660	$(15,454)	$2,835	$111,046

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003, and 2004

	2002	2003	2004

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(45,480)	$3,964	$17,449

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,682	8,106	7,567
Noncash amortization of debt financing costs	647	498	522
Noncash option issuance charge	—	—	10,125
Loss on early extinguishment of debt	—	2,151	1,031
Deferred income tax provision	4,267	1,299	1,340
Noncash (gain) loss on forward exchange contracts	1,098	3,230	(1,291)
Cumulative effect of change in accounting	51,630	—	—
Noncash interest expense on subordinated debt	525	756	481
Change in other operating items:
Accounts receivable	205	(9,215)	(4,744)
Inventories	(144)	1,205	(6,243)
Prepaid expenses and other current assets	1,417	185	(2,360)
Accounts payable and accrued liabilities	(2,993)	(5,278)	11,383
Other assets and liabilities	(1,682)	3,541	(1,083)

Net cash provided by operating activities	18,172	10,442	34,177

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,937)	(5,967)	(8,907)

Net cash used in investing activities	(4,937)	(5,967)	(8,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock — net	54	—	47,105
Repayment of revolving credit facility	(84,093)	(75,308)	(80,575)
Borrowings under revolving credit facility	80,665	79,335	58,092
Long-term borrowings	469	—	66,061
Repayments of long-term borrowings	(14,347)	(6,768)	(116,031)
Proceeds from issuance (repayment) of subordinated debt	2,500	—	(3,112)
Payments on capital leases	(73)	(20)	(15)
Debt issuance costs and other — net	—	—	48

Net cash used in financing activities	(14,825)	(2,761)	(28,427)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	82	135	1,067

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,508)	1,849	(2,090)
CASH AND CASH EQUIVALENTS:
Beginning of year	3,145	1,637	3,486

End of year	$1,637	$3,486	$1,396

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$11,121	$8,533	$7,564

Cash paid for income taxes — net	$119	$157	$2,767

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004

1.	Organization and Background
      Commercial Vehicle Group, Inc. and Subsidiaries (“CVG” or the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) designs and manufactures seat and seating systems, cab and trim systems, mirrors, wipers and controls for the North American heavy truck and specialty transportation markets. In addition, the Company manufactures seat systems for the worldwide construction and agriculture vehicle markets. The Company has operations located in Indiana, North Carolina, Ohio, Oregon, Tennessee, Virginia, Washington, Australia, Belgium, China, Sweden and the United Kingdom.
      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.
      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.
      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim (the CVS and Trim mergers are collectively referred to as the “Mergers”). On August 2, 2004, the Trim merger was effected. The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a .099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.
      On August 4, 2004, the Company reclassified all of its existing classes of common stock into one class of common stock and in connection therewith effected a 38.991-to-one stock split. The stock split has been reflected in the share and per share amounts for all periods presented.
      On August 10, 2004, the Company completed its initial public offering of common stock at a price of $13.00 per share. Of the total shares offered, 3,125,000 were sold by the Company and 6,125,000 were sold by certain selling stockholders. Net proceeds to the Company of approximately $34.6 million were used to repay outstanding indebtedness.
      On August 23, 2004, the underwriters, pursuant to their overallotment option, purchased an additional 1,034,500 shares of common stock resulting in net proceeds of approximately $12.6 million to the Company, which was used to further reduce outstanding indebtedness and for general corporate purposes.

2.	Significant Accounting Policies
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.
      Inventories — Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following as of December 31 (in thousands):

	2003	2004

Raw materials	$21,664	$27,645
Work in process	1,781	2,111
Finished goods	6,222	7,180

	$29,667	$36,936

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.
      Property, Plant and Equipment — Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 20 years
Tools and dies	5 years
Computer hardware and software	3 years
      Accelerated depreciation methods are used for tax reporting purposes.
      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.
      The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which provides a single accounting model for impairment of long-lived assets. The Company had no impairments during 2002, 2003, or 2004.
      Other Assets — Other assets principally consist of debt financing costs of approximately $1.2 million at December 31, 2003 and $2.0 million at December 31, 2004, which are being amortized over the term of the related obligations.
      Goodwill — Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Upon adoption of SFAS No. 142 on January 1, 2002, the Company completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of its reporting units.
      Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of its North America reporting unit was lower than its book value, resulting in a transitional impairment charge of approximately $51.6 million in 2002. The write-off was recorded as a cumulative effect of a change in accounting, net of tax benefit of $9.3 million related to the tax benefit on the deductible portion of the goodwill, in the Company’s consolidated statement of operations for the year ended December 31, 2002. The Company will also perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon the Company’s assessments performed during 2004, no impairment of goodwill was deemed to have occurred.
      The change in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, for the Company’s reporting units, are as follows (in thousands):

	North	All Other
	America	Countries	Total

Balance — December 31, 2002	$60,294	$20,330	$80,624
Currency translation adjustment	—	2,248	2,248

Balance — December 31, 2003	60,294	22,578	82,872
Currency translation adjustment	—	1,843	1,843

Balance — December 31, 2004	$60,294	$24,421	$84,715

      Other Long-term Liabilities — Other long-term liabilities consisted of the following as of December 31 (in thousands):

	2003	2004

Pension liability	$3,609	$4,662
Facility closure and consolidation costs	932	423
Forward contracts	815	—
Postretirement medical benefit plan	620	538
Loss contracts	473	75
Other	2,100	2,699

	$8,549	$8,397

      Revenue Recognition — The Company recognizes revenue as its products are shipped from its facilities to its customers which is when title passes to the customer for substantially all sales. In certain circumstances, the Company may be committed under existing agreements to supply product to its customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill the Company’s obligations to its customers. The estimated amounts of such losses were approximately $1.5 million at December 31, 2003 and $0.6 million at December 31, 2004. These amounts are recorded within accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. The following presents a summary of the warranty provision for the years ended December 31 (in thousands):

	2003	2004

Balance — Beginning of the year	$2,600	$1,999
Additional provisions recorded	863	1,813
Deduction for payments made	(1,420)	(1,433)
Currency translation adjustment	(44)	29

Balance — End of year	$1,999	$2,408

      Income Taxes — The Company accounts for income taxes following the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.
      Comprehensive Income (Loss) — The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments, minimum pension liability and the deferred gain (loss) on certain derivative instruments utilized to hedge certain of the Company’s interest rate exposures. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment. The components of accumulated other comprehensive income (loss) consisted of the following as of December 31 (in thousands):

	2003	2004

Foreign currency translation adjustment	$3,172	$5,228
Minimum pension liability	(1,849)	(2,393)

	$1,323	$2,835

      Accounting for Derivative Instruments and Hedging Activities — The Company follows the provisions of SFAS No. 133, Derivative Instruments and Hedging Activities, as amended, which requires every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains or losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In accordance with SFAS No. 133, the Company recorded the fair value of the interest rate collar and interest rate swaps described in Note 6 as a liability at December 31, 2002, with an offsetting adjustment

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to accumulated other comprehensive income (loss), as the interest rate collar and interest rate swaps were cash flow hedges. The interest rate collar and interest rate swap contracts were cancelled or expired at various dates through the end of 2003.
      Fair Value of Financial Instruments — At December 31, 2004, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, unless otherwise noted. The carrying value of these instruments approximates fair value as a result of the short duration of such instruments or due to the variability of the interest cost associated with such instruments, except as disclosed in Note 6.
      Foreign Currency Translation — The functional currency of the Company is the U.S. dollar. Assets and liabilities of the Company’s foreign operations are translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses are accumulated as a separate component of stockholders’ investment.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates are used for such items as allowance for doubtful accounts, inventory reserves, warranty, pension and post retirement benefit liabilities, contingent liabilities, goodwill impairment and depreciable lives of property and equipment. Ultimate results could differ from those estimates.
      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of its foreign currency transaction exposures of its foreign operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or forward contracts for trading purposes. The following table summarizes the notional amount of the Company’s open foreign exchange contracts at December 31, 2004 (in thousands):

	December 31, 2004

	Local Currency		U.S. $ Equivalent
	Amount	U.S. $ Equivalent	Fair Value

Commitments to buy (sell) currencies:
U.S. dollar	(192)	$(192)	$(192)
Eurodollar	54,910	74,543	76,617
Swedish krona	21,250	3,141	3,232
Japanese yen	3,875,000	42,708	40,087
Australian dollar	4,250	3,316	3,295
      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $0.5 million is included in other assets in the consolidated balance sheet at December 31, 2004.
      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The Company has included the required disclosures in Note 12 to the consolidated financial statements. The adoption of SFAS No. 132R did not impact the Company’s consolidated balance sheet or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. The Company is in the process of determining the impact adoption of this Statement will have on its results of operations.
      In December 2004, the FASB revised SFAS No. 123, Share Based Payment (SFAS No 123R). This Statement supercedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. The Company is required to adopt SFAS No. 123R as of July 1, 2005. As of the effective date, this Statement applies to all new awards issued as well as awards modified, repurchased, or cancelled. Additionally, for stock-based awards issued prior to the effective date, compensation cost attributable to future services will be recognized as the remaining service is rendered. The Company may also elect to restate prior periods by applying a modified retrospective method to periods prior to the effective date. The Company is in the process of determining which method of adoption it will elect as well as the potential impact on its consolidated financial statements upon adoption.

3.	Accrued Liabilities
      Accrued liabilities consisted of the following as of December 31 (in thousands):

	2003	2004

Compensation and benefits	$7,121	$8,041
Warranty costs	1,999	2,408
Product liability	721	340
Interest	1,341	202
Income and other taxes	521	2,215
Facility closure and consolidation costs	475	278
Freight	254	412
Loss contracts	1,010	486
Other	2,914	4,042

	$16,356	$18,424

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Stockholders’ Investment
      Common Stock — The authorized capital stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share. In August, 2004, the Company reclassified all of its existing classes of common stock, which effectively resulted in a 38.991-to-one stock split. The stock split has been reflected in the share and per share amounts for all periods presented.
      Preferred Stock — The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding as of December 31, 2004.
      Earnings Per Share — Basic earnings (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. In accordance with SFAS No. 128, an entity that reports a discontinued operation, an extraordinary item, or the cumulative effect of an accounting change in a period shall use income from continuing operations, (before the cumulative effect of an accounting change) as the control number in determining whether potential common shares are dilutive or antidilutive. As a result, diluted earnings (loss) per share, and all other diluted per share amounts presented, were computed utilizing the same number of potential common shares used in computing the diluted per share amount for income before cumulative effect on change in accounting, regardless if those amounts were antidilutive to their respective basic per share amounts. Diluted earnings per share for 2002, 2003 and 2004 includes the effects of outstanding stock options and warrants using the treasury stock method (in thousands, except per share amounts):

	2002	2003	2004

Net income (loss) applicable to common stockholders — basic and diluted	$(45,480)	$3,964	$17,449

Weighted average number of common shares outstanding	13,827	13,779	15,429
Dilutive effect of outstanding stock options after application of the treasury stock method	104	104	194

Dilutive shares outstanding	13,931	13,883	15,623

Basic earnings (loss) per share	$(3.29)	$0.29	$1.13

Diluted earning (loss) per share	$(3.26)	$0.29	$1.12

      Stock Options and Warrants — In 1998, the Company issued options to purchase 57,902 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. None of the initially granted options have been exercised as of December 31, 2004. The options were granted at an exercise price determined to be at or above fair value on the date of grant. In addition, the Company had outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which were exercised in conjunction with the Company’s initial public offering in August 2004.
      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. These options have a ten year term, with 50% of such options being immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value.
      In October 2004, the Company granted options to purchase 598,950 shares of common stock at $15.84 per share. The options were granted at an exercise price determined to be at or above fair value on the date of grant. These options have a ten year life and vest equally over a 3 year period. Had

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
compensation cost for these plans been determined as required under SFAS No. 123, the impact to 2004 net income would have been approximately $0.1 million and basic and diluted earnings per share would remain unchanged.
      Repurchase of Common Stock — During 2002 and 2004, the Company repurchased 64,687 and 50,874 shares of common stock from certain stockholders at an average price of $3.24 and $4.78 per share, respectively.
      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

5.	Restructuring and Integration
      Restructuring — In 2000, the Company recorded a $5.6 million restructuring charge as part of its cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing its manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities, and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by 2001. The contractual commitments continue through mid-2005.
      In 2001, the Company continued its cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by 2002. The contractual commitments continue through 2008.
      A summary of restructuring activities for the years ended December 31, 2004 is as follows (in thousands):

		Facility Exit
	Employee	and Other
	Costs	Contractual Costs	Total

Balance — December 31, 2002	$98	$1,177	$1,275
Usage/cash payments	(98)	(390)	(488)

Balance — December 31, 2003	—	787	787
Usage/cash payments	—	(509)	(509)

Balance — December 31, 2004	$—	$278	$278

      Integration — In connection with the acquisitions of Bostrom plc and the predecessor to CVS, facility consolidation plans were designed and implemented to reduce the cost structure of the Company and to better integrate the acquired operations. Purchase liabilities recorded as part of the acquisitions included approximately $3.3 million for costs associated with the shutdown and consolidation of certain acquired facilities and severance and other contractual costs. At December 31, 2004, the Company had principally

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
completed its actions under these plans, other than certain contractual commitments, which continue through 2008. Summarized below is the activity related to these actions (in thousands):

		Facility Exit
	Employee	and Other
	Costs	Contractual Costs	Total

Balance — December 31, 2002	$10	$680	$690
Usage/cash payments	(10)	(60)	(70)

Balance — December 31, 2003	—	620	620
Usage/cash payments	—	(197)	(197)

Balance — December 31, 2004	$—	$423	$423

6.	Debt
      Debt consisted of the following at December 31 (in thousands):

	2003	2004

Revolving credit facilities, bore interest at a weighted average rate of 5.9% as of December 31, 2003 and 7.0% as of December 31, 2004	$26,530	$4,566
Term loans, with principal and interest payable quarterly, bore interest at a weighted average rate of 5.2% as of December 31, 2003 and 6.5% as of December 31, 2004	80,195	42,857
Sterling loan notes	3,193	—
Other	6,517	6,502

	116,435	53,925
Less current maturities	15,231	4,884

	$101,204	$49,041

      Future maturities of debt as of December 31, 2004 are as follows (in thousands):

Year Ending December 31

2005	$4,884
2006	12,226
2007	7,094
2008	8,504
2009	14,081
Thereafter	7,136
      Credit Agreement — The Company’s senior credit agreement consists of a revolving credit facility of $40 million and term loans of $65 million, of which approximately $40.0 million expires in July 2009 and approximately $65.0 million expires in July 2010. Quarterly repayments are required under the term loans. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company, as defined. The senior credit agreement contain various restrictive covenants, including limiting indebtedness, investments and cash dividends, and also requires the maintenance of certain financial ratios, including fixed charge coverage and funded debt to EBITDA. Compliance with respect to these covenants as of December 31, 2004 was achieved. Borrowings under the senior credit agreements are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In addition, at December 31, 2004 the Company has outstanding letters of credit of approximately $2.8 million expiring through April 2008.
      The Credit Agreement provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of December 31, 2004, $29.6 million of the term loans were denominated in U.S. dollars and $4.6 million of the revolving credit facility borrowings and $13.2 million of the term loans were denominated in British pounds sterling.
      During March 2003, in conjunction with the Company’s merger with CVS, the Company amended its credit agreement. Based on the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the Company wrote off the unamortized cost of its old and new fees paid to the financial institution and third party fees related to the then existing credit agreement as a loss on extinguishment of debt. The third party fees related to amended credit agreement were capitalized and are being amortized over the life of the amended credit agreement.
      Sterling Loan Notes — In conjunction with the acquisition of Bostrom plc, Sterling loan notes were issued in exchange for certain shares acquired by the Company. The notes bore interest at LIBOR and were due December 31, 2004. The Sterling loan notes were fully redeemed in November of 2004.

7.	Subordinated Debt
      In June 2001, Onex Corporation, the controlling stockholder of the Company, and its affiliates (“Onex”) loaned the Company $7 million pursuant to a five-year promissory note. Interest, which was deferred in 2002 and 2003 and through August 10, 2004 was prime plus 1.25%. The promissory note was collateralized by all assets of the Company and its subsidiaries and was subject to an intercreditor agreement between the Company, certain of its lenders, and Onex. This loan plus accrued interest was repaid on August 10, 2004 with proceeds from the Company’s initial public offering.
      In September 2002, the Company issued subordinated debt in the amount of $2.5 million to its principal stockholders, including Onex. The debt bore interest at 12.0% and would have matured on September 30, 2006. Accrued interest over the term of the obligation was payable in kind (“PIK”) at maturity. Interest accrued during 2004 and added to principal was approximately $0.2 million. This debt plus PIK interest was repaid on August 10, 2004 with proceeds from the Company’s initial public offering.

8.	Income Taxes
      Pretax income before the cumulative effect of change in accounting consisted of the following for the years ended December 31 (in thousands):

	2002	2003	2004

Domestic	$7,795	$3,966	$17,996
Foreign	3,590	5,265	5,934

Total	$11,385	$9,231	$23,930

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision for the years ended December 31 is as follows (in thousands):

	2002	2003	2004

Federal provision at statutory rate	$3,871	$3,139	$8,136
U.S. tax on foreign income	—	1,411	779
Foreign provision in excess (less) than U.S. tax rate	403	563	(20)
State taxes, net of federal benefit	899	304	1,087
Other	62	(150)	307
Valuation allowance	—	—	(3,808)

Provision for income taxes	$5,235	$5,267	$6,481

      The provision for income taxes for the years ended December 31 is as follows (in thousands):

	2002	2003	2004

Current	$968	$3,968	$5,141
Deferred	4,267	1,299	1,340

Provision for income taxes	$5,235	$5,267	$6,481

      A summary of deferred income tax assets and liabilities is as follows as of December 31 (in thousands):

	2003	2004

Current deferred tax assets:
Accounts receivable	$435	$457
Inventory	1,716	1,731
Warranty costs	1,152	677
Foreign exchange contracts	277	439
Stock options	—	3,442
Other accruals not currently deductible for tax purposes	2,415	1,455

Net current deferred assets	$5,995	$8,201

Noncurrent deferred tax assets:
Amortization lives and methods	$1,306	$(1,837)
Pension obligation	1,655	1,906
Net operating loss carryforwards	4,834	3,730
Original issue discount	4,095	—
Valuation allowance	(3,808)	—
Foreign tax credit carryforwards	700	1,694
Other accruals not currently deductible for tax purposes	229	408

Net noncurrent deferred tax assets	$9,011	$5,901

      As of December 31, 2004, the Company had approximately $8.3 million of federal and $23.1 million of state net operating loss carryforwards related to the Company’s U.S. operations. Utilization of these

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
losses is subject to the tax laws of the applicable tax jurisdiction and the Company’s legal organizational structure, and may be limited by the ability of certain subsidiaries to generate taxable income in the associated tax jurisdiction. The Company’s net operating loss carryforwards expire beginning in 2015 and continue through 2023. In 2004, it was determined that the valuation allowance in place pertaining to net operating losses at December 31, 2003 was no longer necessary due to the likelihood of future recovery. The deferred income tax provision consists of the change in the deferred income tax assets, adjusted for the impact of the tax benefit on the cumulative effect of the change in accounting and the tax impact of certain of the other comprehensive income (loss) items. No provision has been made for U.S. income taxes related to undistributed earnings of the Company’s foreign subsidiaries that are intended to be permanently reinvested.
      The Company operates in multiple jurisdictions and is routinely under audit by federal, state, and international tax authorities. Exposures exist related to various filing positions which may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures have been established which represent management’s best estimate of the probable adjustments. On a quarterly basis, management evaluates the reserve amounts in light of any additional information and adjusts the reserve balances as necessary to reflect the best estimate of the probable outcomes. Management believes that the Company has established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on the Company’s consolidated statement of operations and provision for income taxes.

9.	Segment Reporting
      The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company is organized in two divisions based on the products that each division offers to OEM customers. Each division reports their results of operations, submits budgets, and makes capital expenditures requests to their operating decision-making group. This group consists of the president and chief executive officer, the general managers of the divisions, and the chief financial officer. The Company’s operating segments have been aggregated into one reportable segment, as the Company believes it meets the aggregation criteria of SFAS No. 131. The Company’s divisions, each with a separate general manager, are dedicated to providing components and systems to OEM customers. Each of the divisions demonstrates similar economic performance, mainly driven by production volumes of the customers which they service. All of the Company’s operations use similar manufacturing techniques and utilize common cost saving tools. These techniques include a continuous improvement program designed to reduce the Company’s overall cost base and to enable the Company to better handle heavy truck and specialty transportation market volume fluctuations.
      The following table presents revenues and long-lived assets for each of the geographic areas in which the Company operates (in thousands):

	Years Ended December 31,

	2002		2002		2002

		Long-lived		Long-lived		Long-lived
	Revenues	Assets	Revenues	Assets	Revenues	Assets

North America	$229,706	$31,977	$201,132	$28,787	$272,460	$26,918
All other countries	68,972	3,047	86,447	4,705	107,985	6,047

	$298,678	$35,024	$287,579	$33,492	$380,445	$32,965

      Revenues are attributed to geographic locations based on the location of product production.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a summary composition by product category of the Company’s revenues (in thousands):

	Years Ended December 31,

	2002	2003	2004

Seats and seating systems	$136,632	$148,916	$202,469
Trim systems and components	96,000	76,864	106,172
Mirrors, wipers and controls	66,046	61,799	71,804

Revenues from external customers	$298,678	$287,579	$380,445

10.	Major Customers
      Customers that accounted for a significant portion of consolidated revenues for each of the three years in the period ended December 31, 2004 were as follows:

	Years Ended
	December 31,

	2002	2003	2004

PACCAR	26%	26%	28%
Freightliner	22	18	17
International	8	8	9
Volvo/ Mack	7	4	6
Caterpillar	4	6	5
      As of December 31, 2003 and 2004, receivables from these customers represented 49% and 47% of total receivables, respectively.

11.	Commitments and Contingencies
      401(k) Plans — The Company sponsors various 401(k) employee savings plans covering all eligible employees, as defined. Eligible employees can contribute on a pretax basis to the plan. In accordance with the terms of the 401(k) plans, the Company elects to match a certain percentage of the participants’ contributions to the plans, as defined. The Company recognized expense associated with these plans of approximately $380,000, $291,000 and $463,000 in 2002, 2003 and 2004, respectively.
      Leases — The Company leases office and manufacturing space and certain equipment under operating lease agreements that require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Of these lease rentals, approximately $0.5 million are included in the facility closure and consolidation cost reserve. The anticipated future lease costs are based in part on certain assumptions and estimates with respect to sublease income and the Company will continue to monitor these costs to determine if the estimates need to be revised in the future. Lease expense was approximately $3.9 million,

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$5.1 million and $5.6 million in 2002, 2003 and 2004, respectively. Future minimum annual rental commitments at December 31, 2004 under these leases are as follows (in thousands):

Year Ending December 31

2005	$5,082
2006	3,910
2007	3,230
2008	2,939
2009	1,785
Thereafter	534
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

12.	Defined Benefit Plan and Postretirement Benefits
      The Company sponsors a defined benefit plan that covers certain hourly and salaried employees in the United Kingdom. The Company’s policy is to make annual contributions to the plan to fund the normal cost as required by local regulations. In addition, the Company has an informal postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan. The postretirement medical benefit plan covers certain former employees and is no longer available to current employees.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in benefit obligation, plan assets and funded status as of and for the years ended December 31, 2003 and 2004 consisted of the following (in thousands):

	2003		2004

		Post-		Post-
	Pension Plan	Retirement	Pension Plan	Retirement
	in Which	Benefits	in Which	Benefits
	Accumulated	Other	Accumulated	Other
	Benefits	Than	Benefits	Than
	Exceed Assets	Pensions	Exceed Assets	Pensions

Change in benefit obligation:
Benefit obligation — Beginning of year	$24,348	$847	$29,897	$834
Service cost	1,134	—	1,213	—
Interest cost	1,640	48	1,879	39
Plan participants’ contributions	463	—	514	—
Actuarial (gain) loss	456	(14)	2,628	(128)
Benefits paid	(1,015)	(47)	(996)	(58)
Exchange rate changes	2,871	—	2,441	—

Benefit obligation at end of year	29,897	834	37,576	687
Change in plan assets:
Fair value of plan assets — Beginning of year	17,147	—	22,841	—
Actual return on plan assets	3,172	—	2,973	—
Employer contributions	1,177	—	1,200	58
Plan participants’ contributions	463	—	514	—
Benefits paid	(1,015)	—	(996)	(58)
Exchange rate changes	1,897	—	1,865	—

Fair value of plan assets at end of year	22,841	—	28,397	0

Funded status	(7,056)	(834)	(9,179)	(687)
Unrecognized actuarial loss	6,617	214	8,407	86
Adjustment to recognize minimum liability	(3,170)	—	(3,890)	—

Accrued benefit cost	$(3,609)	$(620)	$(4,662)	$(601)

      At December 31, 2003 and 2004, the Company was required to record a minimum pension liability of approximately $3.6 million and $4.7 million, respectively, which is included in other long-term liabilities and accumulated other comprehensive loss, net of tax, in the consolidated financial statements. The accumulated benefit obligation for the pension plan was $33.8 million at December 31, 2004 and $29.1 million at December 31, 2003.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following weighted-average assumptions were used to account for the plans:

	2003		2004

		Post-		Post-
		retirement		retirement
		Benefits		Benefits
	Pension	Other Than	Pension	Other Than
	Benefits	Pensions	Benefits	Pensions

Discount rate	5.75%	6.00%	5.50%	5.75%
Expected return on plan assets	7.50	N/A	7.50	N/A
Rate of compensation increase	3.00	N/A	3.20	N/A
      For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0% through 2010 and remain constant thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for postretirement medical benefit plans. A one percentage-point change in assumed health care cost trend rates would not have had a material impact on total service and interest cost components or on the postretirement benefit obligation.
      The components of net periodic benefit cost for the years ended December 31, 2002, 2003 and 2004 are as follows (in thousands):

				Postretirement
				Benefits
	Pension Benefits			Other Than Pensions

	2002	2003	2004	2002	2003	2004

Service cost	$1,048	$1,134	$1,213	$—	$—	$—
Interest cost	1,465	1,640	1,879	46	48	39
Expected return on plan assets	(1,548)	(1,451)	(1,879)	—	—	—
Recognized actuarial loss	115	385	285	—	—	—

Net periodic benefit cost	$1,080	$1,708	1,498	$46	$48	$39

      The weighted average asset allocations of the Company’s U.K. pension assets at December 31, 2003 and 2004, by asset category, are as follows:

	Pension Benefits

	2003	2004

Equity securities	51%	52%
Debt securities	26	25
Other	23	23
      The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Company expects to contribute $1.2 million to its pension plan and $0.1 million to its postretirement medical benefit plan in 2005.
      The following table presents the Company’s projected benefit payments as of December 31, 2004 (in thousands):

Year	Pension	Post-Retirement

2005	$570	$64
2006	691	67
2007	770	69
2008	840	70
2009	974	70
Thereafter	7,125	283

13.	Related Party Transactions
      In addition to the items discussed in Note 7, the following related party transactions occurred during the three years ended December 31, 2004:

•	The Company made payments of $1.0 million, $1.6 million and $1.1 million to Hidden Creek Industries, an affiliate of the Company, for financing and acquisition-related services in 2002, 2003 and 2004, respectively. These services are included in selling, general and administrative expenses in the consolidated statements of operations.

•	During the year ended December 31, 2002, the Company recognized revenues of approximately $1.8 million for the sale of design services to ASC, an affiliate of the Company.

•	In 2001, Onex acquired a one-third interest in the Company’s $66.0 million senior credit facility. Total interest expense related to the portion of this senior credit facility owned by Onex was approximately $1.0 million, $0.9 million and $0.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. This debt plus accrued interest was repaid on August 10, 2004 in conjunction with the Company’s initial public offering and the Company’s new $105 million senior credit facility.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
14.     Quarterly Financial Data (Unaudited):
      The following is a condensed summary of actual quarterly results of operations for 2003 and 2004 (in thousands, except per share amounts):

					Basic	Diluted
				Net	Earnings	Earnings
		Gross	Operating	Income	(Loss)	(Loss) Per
	Revenues	Profit	Income	(Loss)	Per Share	Share(a)

2003:
First	$66,383	$10,155	$4,149	$(1,699)	$(0.12)	$(0.12)
Second	71,408	12,151	6,302	1,521	0.11	0.11
Third	71,707	13,081	7,277	2,734	0.20	0.20
Fourth	78,081	14,307	7,500	1,407	0.10	0.10
2004:
First	$85,990	$15,487	$7,954	$5,549	$0.40	$0.40
Second	94,491	16,855	(164)	(877)	(0.06)	(0.06	)(b)
Third	98,713	18,229	11,289	6,846	0.42	0.42
Fourth	101,252	20,178	12,453	5,931	0.33	0.32

(a) See Note 4 for discussion on the computation of diluted shares outstanding.

(b)	Includes $10,125 noncash compensation charge related to modification of vesting of options issued in May 2004.
      The sum of the per share amounts for the quarters does not equal the total for the year due to the application of the treasury stock method.

15.	Subsequent Events
      On February 7, 2005 the Company acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems North American Commercial Vehicle Operations (“MVS”) for cash consideration of $107.5 million. MVS, whose products include frames and assemblies, sleeper boxes and other structural components, was the only non-captive producer of complete truck cabs for the commercial vehicle sector and has full service engineering and development capabilities. Products include cab frames and assemblies, sleeper boxes and other structural components. MVS customers include International, Volvo/ Mack and Freightliner. The acquisition of MVS adds manufacturing facilities in Norwalk and Shadyside, Ohio and Kings Mountain, North Carolina and a technical facility in the Detroit, Michigan area to the Company’s operations. For the year ended December 31, 2004, MVS recorded revenues of approximately $207 million and earnings before interest, taxes, depreciation and amortization of approximately $25 million. The acquisition of MVS was financed by an increase and amendment to our existing senior credit facility increasing our revolving credit facility from $40 million to $75 million and term loans from $65 million to $145 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Commercial Vehicle Group, Inc.
      We have audited the consolidated financial statements of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated March 3, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method of accounting for goodwill and other intangible assets); such consolidated financial statements and report are included elsewhere in this Registration Statement. Our audits also included the consolidated financial statement schedules of Commercial Vehicle Group, Inc. and Subsidiaries. These consolidated financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 3, 2005

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
December 31, 2002, 2003, and 2004
Allowance for Doubtful Accounts:
      The transactions in the allowance for doubtful accounts for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$4,103	$2,309	$2,530
Provisions	(497)	1,529	2,448
Utilizations	(1,454)	(1,424)	(2,390)
Currency translation adjustment	157	116	93

Balance — End of the year	$2,309	$2,530	$2,681

Additional Purchase Liabilities Recorded in Conjunction with Acquisitions:
      The transactions in the purchase liabilities account recorded in conjunction with acquisitions for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$1,868	$690	$620
Provisions	—	—
Utilizations	(1,178)	(70)	(197)

Balance — End of the year	$690	$620	$423

Facility Closure and Consolidation Costs:
      The transactions in the facility closure and consolidation costs account for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$2,197	$1,275	$787
Provisions	—	—	—
Utilizations	(922)	(488)	(509)

Balance — End of the year	$1,275	$787	$278

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Shareholders of
Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheet of Mayflower Vehicle Systems Truck Group (the “Company”, a division of Mayflower US Holdings, Inc.) as of December 31, 2003 and the related consolidated statements of operations, divisional equity, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
April 18, 2005

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Shareholders of
Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheet of Mayflower Vehicle Systems Truck Group (the “Company”, a division of Mayflower US Holdings, Inc.) as of December 31, 2004 and the related consolidated statements of operations, divisional equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ PricewaterhouseCoopers LLP
April 18, 2005
Toronto, Canada

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED BALANCE SHEETS
Years Ended December 31, 2004 and 2003

	2004	2003

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,675	$5,184
Accounts receivable — net of reserve for doubtful accounts of $739 and $274, respectively	31,382	20,474
Inventories	9,732	6,932
Tooling	1,776	1,829
Deferred income taxes	6,971	5,680
Other current assets	2,368	1,728

Total current assets	64,904	41,827

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	26,607	26,300
Machinery and equipment	45,220	42,416
Furniture & fixtures	931	2,142
Computer equipment/software	7,513	6,814
Construction in progress	651	1,160
Less accumulated depreciation	(44,768)	(40,273)

Property, plant and equipment — net	36,154	38,559
OTHER ASSETS	437	421

	$101,495	$80,807

LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,447	$15,045
Accrued liabilities	23,348	16,120

Total current liabilities	40,795	31,165

OTHER LONG-TERM LIABILITIES
Pension	7,769	6,666
Retiree medical	3,968	4,119
Deferred income taxes	1,779	1,331

Total other long-term liabilities	13,516	12,116
Total liabilities	54,311	43,281

COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)
DIVISIONAL EQUITY:
Divisional equity	49,976	39,944
Other comprehensive loss	(2,792)	(2,418)

Total divisional equity	47,184	37,526

	$101,495	$80,807

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands)
REVENUES	$206,457	$136,133	$102,433
COST OF SALES	181,209	127,735	101,756

Gross profit	25,248	8,398	677
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,659	3,034	3,782

Operating income (loss)	21,589	5,364	(3,105)
INTEREST INCOME	170	100	149
OTHER (EXPENSE) INCOME	(765)	1,715	171
ROYALTY AND MANAGEMENT FEES	—	(3,776)	(2,784)

Income (loss) before provision (benefit) for income taxes	20,994	3,403	(5,569)
PROVISION (BENEFIT) FOR INCOME TAXES	7,865	1,338	(1,921)

NET INCOME (LOSS)	$13,129	$2,065	$(3,648)

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF DIVISIONAL EQUITY

	Divisional	Accumulated Other
	Equity	Comprehensive Loss	Total

	(In thousands)
BALANCE — December 31, 2001	$65,356	$(393)	$64,963
Net loss	(3,648)	—	—
Additional minimum pension liability	—	(2,332)	—
Total comprehensive loss			(5,980)
Advances to related parties (Note 4)	(11,106)	—	(11,106)

BALANCE—December 31, 2002	50,602	(2,725)	47,877
Net income	2,065	—	—
Additional minimum pension liability	—	307	—
Total comprehensive income			2,372
Advances to related parties (Note 4)	(12,723)	—	(12,723)

BALANCE—December 31, 2003	39,944	(2,418)	37,526
Net income	13,129	—	—
Additional minimum pension liability	—	(374)	—
Total comprehensive income			12,755
Advances to related parties (Note 4)	(3,097)	—	(3,097)

BALANCE — December 31, 2004	$49,976	$(2,792)	$47,184

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$13,129	$2,065	$(3,648)
Depreciation and amortization	4,927	5,171	5,017
Loss (gain) on sale of assets	21	135	(638)
Deferred taxes	(843)	(124)	(3,265)
Pension asset	(16)	52	11
Change in other operating items:
Receivables	(10,908)	(5,965)	254
Inventories	(2,800)	2,398	(52)
Accounts payable	2,402	8,817	(298)
Accrued liabilities	7,229	4,125	720
Other	(9)	(1,953)	2,053

Net cash provided by operating activities	13,132	14,721	154

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,634)	(1,748)	(1,452)
Other	90	705	1,624

Net cash provided by (used) in investing activities	(2,544)	(1,043)	172

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances to related parties (Note 4)	(3,097)	(12,723)	(11,106)
Collections on intercompany receivable	—	3,784	4,215

Net cash used in financing activities	(3,097)	(8,939)	(6,891)

Net increase (decrease) in cash and cash equivalents	7,491	4,739	(6,565)
Cash and cash equivalents — beginning of year	5,184	445	7,010

Cash and cash equivalents — end of year	$12,675	$5,184	$445

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$146	$112	$62
See notes to consolidated financial statements

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2003 and 2002

1.	Organization and Background
      On February 7, 2005, Commercial Vehicle Group, Inc. (“CVG”) acquired the Truck Group operations (the “Company”) of Mayflower Vehicle Systems, Inc. (“MVS”) which in turn is a wholly owned subsidiary of Mayflower US Holdings, Inc. (“Mayflower”) which is a wholly owned subsidiary of Mayflower plc, the UK Parent Company. The consideration paid in the acquisition consisted of cash in the amount of $107.5 million. No purchase accounting adjustments have been recorded in these accompanying consolidated financial statements for the acquisition of the Company by CVG. The Mayflower Vehicle Systems Truck Group financial information provided is the carve out of MVS Truck Group operations as described below.
      The Company manufactures truck cabs and components for the North American heavy truck markets, along with various assemblies and components for the US automotive markets. The Company has manufacturing operations located in Ohio and North Carolina, along with an Engineering and Sales office in Michigan. These operations are referred to as the Truck Group operations. In addition, MVS also operated a facility in South Charleston (“South Charleston”) that manufactured parts for the North American Automotive and Truck markets and represented approximately 50% of the consolidated revenue of MVS.
      These consolidated financial statements have been prepared to reflect only the Truck Group operations and to exclude the assets, liabilities and financial results of South Charleston, and are referred to herein as “carve-out” financial statements. The accompanying carve-out balance sheets, statements of operations, and statements of cash flows have been to facilitate CVG’s compliance with the rules and regulations of the Securities and Exchange Commission. These financial statements have been prepared on a historical cost basis from the books and records maintained by the Company, on the basis of established accounting methods, practices and procedures (Note 2) and the accounting judgments and estimation methodologies used by the Company. The Company never operated as a separate entity, but rather was an integrated part of Mayflower’s consolidated business and accordingly, the amounts in the accompanying financial statements may not be indicative of the financial position, results of operations, and cash flows that would have resulted had the Company operated as a separate entity.
      The carve-out financial statements include the direct revenue and direct operating expenses that relate to the Company. Direct operating expenses include salaries and wages, fringe benefits, materials, depreciation, and other expenses solely attributable to the Company. Other costs and expenses have been allocated based on the revenues of the Company compared to the consolidated revenue of MVS. In addition, the carve-out financial statements also include allocations of corporate expenses which are determined by Mayflower plc and include banking, insurance services, and corporate overhead of $3.8 million in 2003 and $2.8 million in 2002. During 2004, no allocations occurred as Mayflower plc provided none of these services. The carve-out balance sheet includes assets and liabilities directly attributable to the Company and excludes amounts related to South Charleston, in certain circumstances assets and liabilities have been allocated based on the relative size of the Company to MVS. Furthermore, the net investment in the Truck Group operations is reflected on the consolidated balance sheet as divisional equity and reflects a reduction for net advances made to the Company’s parent. These advances do not bear interest.

2.	Significant Accounting Policies
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and it’s wholly owned subsidiaries. As described above, these financial statements exclude activity associated with South Charleston. All significant intercompany accounts and transactions have been eliminated.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.
      Letter of credit — At December 31, 2004 the Company has outstanding an irrevocable letter of credit in the amount of $1 million in respect of certain self-insured workers compensation liabilities.
      Inventories — Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. Reserves have been established for obsolete inventory, slow moving inventory and a standard to actual adjustment.
      Inventories consisted of the following as of December 31 (in thousands):

	2004	2003

Raw materials	$4,709	$2,597
Work in process	5,183	4,650
Finished goods	340	528
Less: Inventory reserves	(500)	(843)

	$9,732	$6,932

      Customer Tooling Programs — Excess of cost over billings on uncompleted tooling projects represents costs incurred by the Company in the production or procurement of customer-owned tooling to be used by the Company in the manufacture of its products. The Company receives a specific purchase order for this tooling and is reimbursed by the customer within one operating cycle. Costs are deferred until reimbursed by the customer. Forecasted losses on incomplete projects are recognized currently.
      Property, Plant and Equipment — Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and Improvements	12 to 40 years
Machinery and Equipment	3 to 20 years
Furniture and Fixtures	3 to 5 years
Computer Equipment/Software	3 to 8 years
      Leasehold improvements are depreciated over the remaining life of the lease.
      An accelerated depreciation method is used for tax reporting purposes.
      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.
      The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company had no impairment during 2002, 2003 or 2004.
      Revenue Recognition — The Company recognizes revenue as its products are shipped from its facilities to its customers, which is when title passes to the customer. Engineering service revenue is recognized in the month it is performed.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. As the warranty is an estimate of future obligations, it is based on certain assumptions including previous experience. The nature of this estimate is such that actual payments made in respect of warranty claims could differ from the amount estimated.
      The following presents a summary of the warranty provision for the years ended December 31 (in thousands):

	2004	2003

Balance — Beginning of the year	$3,917	$2,916
Additional provisions recorded	1,594	1,986
Deduction for payments made	(742)	(985)

Balance — End of year	$4,769	$3,917

      Royalty and Management Fees — The Company shares the costs of certain services that are common to or provided by Mayflower plc. These services include banking, insurance services, and corporate overhead. The Company’s allocation of these services, which reflects the amounts recorded in the consolidated financial statements, is based on a percentage of budgeted revenue. No such services were charged during 2004.
      Income Taxes — The Company accounts for income taxes following the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.
      Comprehensive Income (Loss) — The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for minimum pension liability. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment.
      Fair Value of Financial Instruments — At December 31, 2004, the Company’s financial instruments consist of cash, accounts receivable, accounts payable, and accrued liabilities. The carrying value of these instruments approximates fair value as a result of the short duration of such instruments.
      Use of Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent liabilities at the date of the financial statements, along with the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132(R) does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments, which are effective for fiscal years ending after June 15, 2004. The Company has included the required disclosures in Note 8 to the consolidated financial statements. The adoption of SFAS No. 132(R) did not impact the Company’s consolidated balance sheet or results of operations.
      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (“FIN 45”). FIN 45 clarifies the requirements for a guarantor’s accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company’s consolidated balance sheet or results of operations.
      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities, including entities commonly referred to as special purposes entities. The Company will be required to adopt the provisions of FIN 46 during 2005 but does not anticipate that it will have an impact on the Company’s consolidated balance sheet or results of operations.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated balance sheet or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. The Company is in process of determining the impact adoption of this Statement will have on its results of operations.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Accrued Liabilities
      Accrued liabilities consisted of the following as of December 31 (in thousands):

	2004	2003

Payroll Accruals	$1,143	$868
Health Insurance	761	889
Workers’ Compensation	1,020	939
Warranty Reserve	4,769	3,917
Income Taxes	10,031	1,459
Royalty and Management Fees to Mayflower plc	—	3,776
Other	5,624	4,272

	$23,348	$16,120

4.	Related Party Transactions
      As noted in Note 1, Mayflower plc provided banking, insurance services, and various other services to the Company. The Company was charged $3.8 million in 2003 and $2.8 million in 2002 related to these services. The Company’s payable with related parties related to these services was $3.8 million as of December 31, 2003 recorded within accrued liabilities. During 2004, no services were provided by Mayflower plc.
      In addition, the Company has also advanced surplus cash funds to its parent which resulted in a decrease of Divisional Equity of $3.1 million, $12.7 million, and $11.1 million in 2004, 2003, and 2002.
      The Company also provided various management services to South Charleston.

5.	Income Taxes
      As the company was part of the consolidated MVS tax return, the provision for federal and state income taxes in these financial statements is based on the amount of tax that would have been provided if separate federal and state income tax returns were filed for the Company.
      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision for the years ended December 31 is as follows (in thousands):

	2004	2003	2002

Federal provision at statutory rate	$7,348	$1,157	$(1,893)
State taxes, net of federal benefits	501	167	(43)
Other	16	14	15

Provision (benefit) for income taxes	$7,865	$1,338	$(1,921)

      The provision for income taxes for the years ended December 31 is as follows (in thousands):

	2004	2003	2002

Current	$8,482	$1,640	$(10)
Deferred	(617)	(302)	(1,911)

Provision (benefit) for income taxes	$7,865	$1,338	$(1,921)

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of deferred income tax assets and liabilities is as follows as of December 31 (in thousands):

	2004	2003

Current deferred tax assets:
Accounts receivable	$228	$68
Inventory	187	169
Warranty costs	1,548	1,289
Other accruals not currently deductible for tax purposes	5,008	4,154

Net current deferred assets	$6,971	$5,680

Noncurrent deferred tax liabilities:
Amortization lives and methods	$(4,594)	$(3,782)
Pension obligations	2,815	2,451

Net noncurrent deferred tax liabilities	$(1,779)	$(1,331)

      The deferred income tax provision consists of the change in the deferred income tax assets, adjusted for tax impact of the other comprehensive income (loss) item.

6.	Major Customers
      Customers that accounted for a significant portion of consolidated revenues for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

International	42.4%	30.6%	5.5%
Freightliner	15.2	18.1	23.6
Mack	24.6	27.6	40.9
Ford	7.4	12.1	—
      As of December 31, 2004 and 2003, receivables from these customers represented 92% and 91% of total receivables, respectively.

7.	Commitments and Contingencies
      401(k) Plans — The Company sponsors various 401(k) employee savings plans covering all eligible employees, as defined. Eligible employees can contribute on a pretax basis to the plan. In accordance with the terms of the 401(k) plans, the Company elects to match a certain percentage of the participants’ contributions to the plans, as defined. The Company recognized expense, associated with these plans, of approximately $455,000, $404,000, and $355,000 in 2004, 2003, and 2002, respectively.
      Leases — The Company leases office, warehouse space and certain equipment under operating lease agreements that require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Lease expense was approximately $660,000, $674,000, and $870,000 in 2004, 2003, and 2002,

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively. Future minimum annual rental commitments at December 31, 2004 under these leases are as follows (in thousands):

Year Ending December 31

2005	$614
2006	325
2007	175
2008	172
2009	114
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.
      Factoring Agreement — In December 2003, MVS entered into a factoring receivable agreement with HSBC Bank. The Company’s factored receivables that are reflected as a reduction of Accounts Receivable in the amount of $0.2 million and $1.8 million as of December 31, 2004 and 2003, respectively.

8.	Defined Benefit Plan and Postretirement Benefits
      Mayflower sponsors three defined benefit plans and two postretirement benefit plans that covers certain hourly and salaried employees. The Company’s employees participate in each of these plans. The salaried defined benefit plan and the salaried/hourly post-retirement benefit plan include South Charleston employees. Except as otherwise stated, the information within the footnotes includes the total obligation including the South Charleston salary employees, however, the amounts recorded within the financial statements exclude an estimate of the amounts related to South Charleston based on actuarial allocations. The Company’s policy is to make annual contributions to the defined benefit plans to fund the normal cost as required by federal regulations. The amounts recorded in the accompanying consolidated financial statements are as follows as of December 31 (in thousands):

	2004	2003

Defined Benefit Plans:
Prepaid	$426	$530
Pension Asset	437	421
Liability	(7,769)	(6,666)

Post Retirement Benefit Plan — Liability	$(3,968)	$(4,119)

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in benefit obligation, plan assets and funded status for the three defined benefit plans as of and for the years ended December 31, 2004 and 2003 consisted of the following:

	Pension Plans

	2004	2003

Change in benefit obligation:
Benefit obligation beginning of year	$26,500	$25,515
Service costs	1,407	1,348
Interest	1,577	1,465
Plan amendments	352	—
Curtailments	(728)	—
Benefits paid	(874)	(827)
Actuarial (gain)/ loss	1,131	(1,001)

Projected benefit obligation at end of year	$29,365	$26,500

Change in plan assets:
Fair value of plan assets at beginning of year	$17,572	$13,322
Actual return on plan assets	1,355	2,167
Employer contributions	927	2,962
Benefits paid	(874)	(827)
Administrative expenses	(80)	(52)

Fair value of plan assets at end of year	$18,900	$17,572

Reconciliation of funded status:
Projected benefit obligation	$29,365	$26,500
Fair value of plan assets funded status	18,900	17,572

Funded status	$(10,465)	$(8,928)
Unrecognized prior service cost	429	487
Unrecognized net (gain)/ loss	6,990	6,201

(Accrued pension liability)/ prepaid before minimum liability recognition	$(3,046)	$(2,240)
Less: accrued pension liability related to South Charleston	559	345
Adjustments required to recognize minimum liability:
Intangible asset	(437)	(421)
Accumulated other comprehensive loss	(4,419)	(3,820)

(Accrued pension liability)/ prepaid pension cost after minimum liability recognition	$(7,343)	$(6,136)

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002

Net periodic benefit cost:
Service cost	$1,407	$1,348	$1,242
Interest cost	1,577	1,465	1,543
Expected return on plan assets	(1,587)	(1,320)	(1,128)
Amortization of prior service cost	77	52	53
Amortization gain	258	252	120

Net periodic benefit cost	$1,732	$1,797	$1,830

      At December 31, 2004, 2003 and 2002 Company was required to record a minimum pension liability of approximately $5.3 million, $4.3 million and $5.0 million, respectively, which is included in other long-term liabilities and accumulated other comprehensive income (loss), net of tax, in the consolidated financial statements. The Accumulated Benefit Obligation for the pension plans was $27.2 million at December 31, 2004 and $24.0 million at December 31, 2003.
      The following table presents the Company’s projected benefit payments for the pension plan as of December 31, 2004 (in thousands):

Year

2005	$935
2006	1,000
2007	1,081
2008	1,165
2009	1,282
Thereafter	9,333
      The following weighted-average assumptions were used to account for the pension plans:

	2004	2003

Discount rate	6.0%	6.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	3.5%	3.5%
      The weighted average asset allocations of the Company’s U.S. pension assets at December 31, 2004, and 2003, by asset category, are as follows:

	2004	2003

Fixed income	40%	45%
Equities	60%	55%

Total	100%	100%

      The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this category is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Company expects to contribute $1.049 million to its pension plans in 2005.
      In addition, the Company has a postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan.
      Below is information related to post-retirement benefits other than pension:

	Retiree Medical

	2004	2003

Change in benefit obligation:
Benefit obligation beginning of year	$5,383	$6,756
Experience (gain)/ loss	59	(2,080)
Change in actuarial assumptions	227	332
Benefit accumulation	567	612
Paid claims	(660)	(237)
Plan settlement or curtailment (South Charleston)	(1,042)	—

Benefit obligation end of year	$4,534	$5,383

Financial statement disclosure:
Unfunded accumulated benefit obligation	$4,534	$5,383
Unrecognized prior service (cost) benefit	88	(136)
Unrecognized net loss	(654)	(122)

Accrued postretirement cost	3,968	5,125
Less: amount related to South Charleston	—	(1,006)

	$3,968	$4,119

Reconciliation of accrued cost:
Accrued cost beginning of year	$5,126	$4,770
Net periodic postretirement benefit cost for period	544	592
Actual net employers paid claims	(660)	(237)
Plan settlement or curtailment (South Charleston)	(1,042)	—

Accrued costs end of period	$3,968	$5,125

Discount rate	5.7%	6.0%

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net periodic benefit cost for the retiree medical plans for the years ended December 31 2004, 2003 and 2002 are as follows (in thousands).

	2004	2003	2002

Net periodic benefit cost:
Service cost	$287	$330	$391
Interest cost	281	282	386
Net amortization	(24)	(20)	66

Net periodic benefit cost	$544	$592	$843

      Salaried Retiree Medical Plan: Employer cost adjustments will not be greater than 4% per year.
      Norwalk Hourly Retiree Medical Plan: For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5% through 2010 and remain constant thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for postretirement medical benefit plans. A one percentage point change in assumed health care cost impacts on total service and interest cost components or on the postretirement benefit obligation by $115,000.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.     Other Expenses of Issuance and Distribution.
      The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$20,384
NASD filing fee	17,745
Blue sky fees and expenses (including attorneys’ fees and expenses)	10,000
Printing expenses	180,000
Accounting fees and expenses	300,000
Transfer agents fees and expenses	10,000
Legal fees and expenses	450,000
Miscellaneous expenses	11,871

Total	$1,000,000

ITEM 14.     Indemnification of Directors and Officers.
      The Registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
      The Registrant’s certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant’s directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant’s certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.
ITEM 15.     Recent Sales of Unregistered Securities.
      During the last three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities. The historical share data set forth in this section has not been adjusted to reflect the stock split that is expected to be effected prior to the completion of this offering.
      On September 30, 2002, we borrowed an aggregate of $2.5 million through the issuance of subordinated promissory notes to certain of our principal stockholders and their affiliated entities. These notes bear interest at a rate of 12% per annum and have a maturity date of September 30, 2006. Interest on the notes is payable in kind in a monthly basis.
      On March 28, 2003, we entered into an Agreement and Plan of Merger whereby a wholly owned subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis, resulting in the issuance of 2,917 shares of our Class A Common Stock, 50,000 shares of our Class B Common Stock, 12,500 shares of our Class C Common Stock, 47,593 shares of our Class D-1 Common Stock and 11,898 shares of our Class E Common Stock. The number of shares of our common stock issued to the former holders of CVS common stock was based on the relative value of the two businesses at the time of the execution of the merger agreement. Customary valuation methodologies were utilized to determine such relative values.
      On May 20, 2004, we entered into an Agreement and Plan of Merger whereby a wholly owned subsidiary of the Company was merged into Trim Systems, Inc. Pursuant to the merger, the holders of the outstanding shares and warrants of Trim Systems received shares of the Company on a .099-for-one basis, resulting in the issuance of 41,626.56 shares of our Class A Common Stock, 27,932.06 shares of our Class B Common Stock and 5,568.75 shares of our Class C Common Stock. The exchange ratio was established based on the relative value of the two businesses at the time of the execution of the merger agreement. Customary valuation methodologies were utilized to determine such relative values.
      In August 2004, in connection with our initial public offering, we reclassified our previously outstanding six classes of common stock into one class of common stock and, also in connection therewith, we effected a 38.991-to-one stock split, which resulted in the issuance of 16,988,751 shares of our new common stock to our stockholders in exchange for all of their shares of our then outstanding six classes of common stock.
      The sales of the above securities were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering.

ITEM 16.     Exhibits and Financial Statement Schedules.
Exhibits.
      The attached Exhibit Index is incorporated by reference herein.
Financial Statement Schedules.
      The following financial statement schedules are included in this Registration Statement:

Schedule II: Valuation and Qualifying Accounts
      All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.
ITEM 17.     Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:
      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, Commercial Vehicle Group, Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Albany, State of Ohio, on June 29, 2005.

COMMERCIAL VEHICLE GROUP, INC.

By:	/s/ Mervin Dunn

Name: MERVIN DUNN

Title:	President and Chief

Executive Officer
*     *     *
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 29, 2005.

Signature	Title

* Scott D. Rued	Chairman and Director

/s/ Mervin Dunn Mervin Dunn	President, Chief Executive Officer (Principal Executive Officer) and Director

/s/ Chad M. Utrup Chad M. Utrup	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

* S.A. Johnson	Director

* Eric J. Rosen	Director

* David R. Bovee	Director

* Richard A. Snell	Director

*	The undersigned by signing his name hereto, does sign and execute this Amendment No. 2 to the Registration Statement on Form S-1 pursuant to the power of attorney executed by the above-named officers and directors of Commercial Vehicle Group, Inc. and previously filed with the Securities and Exchange Commission.

By: /s/ Mervin Dunn Mervin Dunn, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.
2.1	Agreement of Purchase and Sale, dated February 7, 2004, by and among, CVG Acquisition LLC, Mayflower Vehicle Systems, Inc., Mayflower Vehicle Systems Michigan, Inc., Wayne Stamping and Assembly LLC and Wayne-Orrville Investments LLC (incorporated by reference to the Company’s annual report on Form 10-K (File No. 000-50890), filed on March 15, 2005).
2.2	Stock Purchase Agreement, dated as of June 3, 2005, by and between Monona Holdings LLC and Commercial Vehicle Group, Inc. (incorporated by reference to the Company’s current report on Form 8-K (File No. 000-50890), filed on June 8, 2005).
3.1	Amended and Restated Certificate of Incorporation of Commercial Vehicle Group, Inc. (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-50890), filed on September 17, 2004).
3.2	Amended and Restated By-laws of Commercial Vehicle Group, Inc. (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-50890), filed on September 17, 2004).
4.1	Registration Agreement, dated October 5, 2000, by and among Bostrom Holding, Inc. and the investors listed on Schedule A attached thereto (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
4.2	Joinder to Registration Agreement, dated as of March 28, 2003, by and among Bostrom Holding, Inc. and J2R Partners VI, CVS Partners, LP and CVS Executive Investco LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
4.3	Joinder to the Registration Agreement, dated as of May 20, 2004, by and among Commercial Vehicle Group, Inc. and the prior stockholders of Trim Systems (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-50890), filed on September 17, 2004).
4.4	Form of Certificate of Common Stock of Commercial Vehicle Group, Inc. (incorporated by reference to the Company’s registration statement on Form S-1 (File No 333-15708), filed on May 21, 2004).
5.1	Opinion of Kirkland & Ellis LLP.
10.1	Amended and Restated Credit Agreement, dated as of March 28, 2003, by and among Commercial Vehicle Systems Limited, KAB Seating Limited, National Seating Company, Commercial Vehicle Systems, Inc., CVS Holdings, Inc., Bostrom Holding, Inc., the several financial institutions from time to time party to this agreement (the “Lenders”), Fleet National Bank, as an Issuer and Bank of America, N.A., as administrative agent for the Lenders, Collateral Agent, Swing Line Lender and an Issuer (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.2	Revolving Credit and Term Loan Agreement, dated as of October 29, 1998, by and among Trim Systems Operating Corp, Tempress, Inc., Trim Systems, LLC, the financial institutions from time to time signatory thereto (the “Banks”) and Comerica Bank, as agent for the Banks (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.3	Amendment No. 1 to Revolving Credit and Term Loan Agreement, dated as of December 31, 1998, by and among the lenders signatory thereto, Comerica Bank as agent for the Banks, Trim Systems Operating Corp., Tempress, Inc. and Trim Systems LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.4	Amendment No. 2 to Revolving Credit and Term Loan Agreement and Waiver, dated as of November 22, 1999, by and among U.S. Bank National Association, as co-agent, Bank One, N.A., as co-agent, Comerica Bank as agent for the Banks, Trim Systems Operating Corp., Tempress, Inc. and Trim Systems LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).

Exhibit
No.	Description

10.5	Amendment No. 3 to Revolving Credit and Term Loan Agreement and Waiver, dated as of June 28, 2001, by and among the lenders signatory thereto, Comerica Bank as agent for the Banks, Trim Systems Operating Corp., Tempress, Inc. and Trim Systems LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.6	Assignment and Waiver Agreement, dated as of June 28, 2001, by and among Trim Systems Operating Corp, Tempress, Inc., Trim Systems, LLC, U.S. Bank National Association, Bank One, NA, Comerica Bank, 1363880 Ontario Inc. and J2R Partners II-B, LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.7	Amendment No. 4 to Revolving Credit and Term Loan Agreement, dated as of November 13, 2002, by and among the lenders signatory thereto, Comerica Bank as agent for the Banks, Trim Systems Operating Corp., Tempress, Inc. and Trim Systems LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.8	Amendment No. 5 to Revolving Credit and Term Loan Agreement and Waiver dated as of February 2004, by and among the lenders signatory thereto, Comerica Bank as agent for the Banks, Trim Systems Operating Corp., Tempress, Inc. and Trim Systems LLC, (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.9	Revolving Credit and Term Loan Agreement, dated as of August 10, 2004, by and among Commercial Vehicle Group, Inc., the subsidiary borrowers from time to time parties thereto, the foreign currency borrowers from time to time parties thereto, the banks from time to time parties thereto, U.S. Bank National Association, one of the banks, as administrative agent for the banks and Comerica Bank, one of the banks, as syndication agent for the banks (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-50890), filed on September 17, 2004).
10.10	First Amendment to Revolving Credit and Term Loan Agreement, dated as of September 16, 2004, by and among Commercial Vehicle Group, Inc., the subsidiary borrowers from time to time parties thereto, the foreign currency borrowers from time to time parties thereto, the banks from time to time parties thereto, U.S. Bank National Association, one of the banks, as administrative agent for the banks and Comerica Bank, one of the banks, as syndication agent for the banks (incorporated by reference to the Company’s annual report on Form 10-K (File No. 000-50890), filed on March 15, 2005).
10.11	Second Amendment to Revolving Credit and Term Loan Agreement, dated as of February 7, 2005, by and among Commercial Vehicle Group, Inc., the subsidiary borrowers from time to time parties thereto, the foreign currency borrowers from time to time parties thereto, the banks from time to time parties thereto, U.S. Bank National Association, one of the banks, as administrative agent for the banks and Comerica Bank, one of the banks, as syndication agent for the banks (incorporated by reference to the Company’s annual report on Form 10-K (File No. 000-50890), filed on March 15, 2005).
10.12	Third Amendment to Revolving Credit and Term Loan Agreement, dated as of June 3, 2005, by and among Commercial Vehicle Group, Inc., the subsidiary borrowers from time to time parties thereto, the foreign currency borrowers from time to time parties thereto, the banks from time to time parties thereto, U.S. Bank National Association, one of the banks, as administrative agent for the banks and Comerica Bank, one of the banks, as syndication agent for the banks (incorporated by reference to the Company’s current report on Form 8-K (File No. 000-50890), filed on June 8, 2005).
10.13	Investor Stockholders Agreement, dated October 5, 2000, by and among Bostrom Holding, Inc., Onex American Holdings LLC, J2R Partners VII and the stockholders listed on the signature pages thereto (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004.

Exhibit
No.		Description

10.14		Investor Stockholders Joinder Agreement, dated as of March 28, 2003, by and among Bostrom Holding, Inc. and J2R Partners VI, CVS Partners, LP and CVS Executive Investco LLC (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.15		Joinder to the Investor Stockholders Agreement by and among Bostrom Holding, Inc. and the prior stockholders of Trim Systems (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.16		Management Stockholders Agreement, dated as of August 9, 2004, by and among Commercial Vehicle Group, Inc., Onex American Holdings II LLC and the individuals named on Schedule I thereto (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000- 50890), filed on September 17, 2004).
10.17		Note Purchase Agreement, dated September 30, 2002, by and among Bostrom Holding, Inc., Baird Capital Partners II Limited, BCP II Affiliates Fund Limited Partnership, Baird Capital II Limited Partnership, Baird Capital Partners III Limited Partnership, BCP III Special Affiliates Limited Partnership, BCP III Affiliates Fund Limited Partnership, Norwest Equity Partners VII, LP and Hidden Creek Industries (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.18		Form of Subordinated Promissory Note issued by Bostrom Holding, Inc. in favor of each of BCP II Affiliates Fund Limited Partnership, Baird Capital II Limited Partnership, Baird Capital Partners III Limited Partnership, BCP III Special Affiliates Limited Partnership BCP III Affiliates Fund Limited Partnership, Norwest Equity Partners VII, LP and Hidden Creek Industries (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.19		Promissory Note, dated as of June 28, 2001, issued by Trim Systems Operating Corp. in favor of 1363880 Ontario Inc., in the amount of $6,850,000 (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.20		Promissory Note, dated as of June 28, 2001, issued by Trim Systems Operating Corp. in favor of J2R Partners II-B, LLC, in the amount of $150,000 (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.21		Bostrom Holding, Inc. Management Stock Option Plan (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.22		Form of Grant of Nonqualified Stock Option pursuant to the Bostrom Holding, Inc. Management Stock Option Plan (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.23		Commercial Vehicle Group, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-59890), filed on May 11, 2005).
10.24		Form of Grant of Nonqualified Stock Option pursuant to the Commercial Vehicle Group, Inc. Equity Incentive Plan (incorporated by reference to the Company’s annual report on Form 10-K (File No. 000-50890), filed on March 15, 2005).
10.25		Employment agreement, dated as of May 16, 1997, with Donald P. Lorraine (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.26		Recapitalization Agreement, dated as of August 4, 2004, by and among Commercial Vehicle Group, Inc. and the stockholders listed on the signature pages thereto (incorporated by reference to the Company’s quarterly report on Form 10-Q (File No. 000-50890), filed on September 17, 2004).
10.27		Form of Non-Competition Agreement (incorporated by reference to the Company’s registration statement on Form S-1 (File No. 333-15708), filed on May 21, 2004).
10.28		Commercial Vehicle Group, Inc. 2005 Bonus Plan (incorporated by reference to the Company’s current report on Form 8-K (File No. 000-50890), filed on February 7, 2005).
10	.29*	Service Agreement, dated March 1, 1993, between Motor Panels (Coventry) Plc and William Gordon Boyd.

Exhibit
No.		Description

10	.30*	Assignment and Assumption Agreement, dated as of June 1, 2004, between Mayflower Vehicle Systems Plc and Mayflower Vehicle Systems, Inc.
21	.1*	Subsidiaries of Commercial Vehicle Group, Inc.
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24	.1*	Powers of Attorney (included in Part II of the Registration Statement).

*	Previously filed.